UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 18, 2025

AXALTA COATING SYSTEMS LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-36733	98-1073028
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Constitution Avenue, Philadelphia, PA 19112

(Address of principal executive offices) (Zip Code)

(855) 547-1461

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, $1.00 par value	AXTA	New York Stock Exchange
(Title of class)	(Trading symbol)	(Exchange on which registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On November 18, 2025, Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta” or the “Company”), entered into a Merger Agreement (the “Merger Agreement”) with Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel” and, after giving effect to the Merger, “MergeCo”).

The Merger Agreement provides for, among other things, the combination of Axalta and AkzoNobel in an all-stock merger of equals upon the terms and subject to the conditions set forth therein. The board of directors of the Company (the “Company Board”) and both the supervisory board and the board of management of AkzoNobel (collectively, the “AkzoNobel Boards”) have each unanimously approved the Merger Agreement, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement, including, in the case of AkzoNobel, the issuance of AkzoNobel Ordinary Shares (as defined below) as Merger Consideration (as defined below) and, in the case of Axalta, the amendment to the Company’s Second Amended and Restated Bye-laws as set forth in the Merger Agreement. MergeCo will be dual-headquartered in Amsterdam, the Netherlands and Philadelphia, Pennsylvania and listed on the New York Stock Exchange and Euronext Amsterdam (with delisting from Euronext Amsterdam to be effected on or as soon as practicable following the effective time of the Merger (the “Effective Time”)).

Subject to the terms and conditions set forth in the Merger Agreement, (i) AkzoNobel will incorporate an exempted company under the laws of Bermuda as a wholly owned subsidiary (“Merger Sub”), (ii) Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company of the Merger (the “Surviving Company”) and as a wholly owned subsidiary of AkzoNobel, and (iii) at the Effective Time, each outstanding and issued ordinary share of the Company, par value $1.00 per share (a “Company Ordinary Share”) (other than any Company Ordinary Shares owned by the Company as treasury shares and any Company Ordinary Shares owned by AkzoNobel, Merger Sub or any other direct or indirect wholly owned subsidiary of AkzoNobel), will be automatically converted into the right to receive 0.6539 (the “Exchange Ratio”) duly authorized, validly issued and fully paid AkzoNobel ordinary shares, par value of €0.50 per share (“AkzoNobel Ordinary Shares”) (such AkzoNobel Ordinary Shares, the “Merger Consideration”).

Subject to the terms and conditions set forth in the Merger Agreement, prior to the Effective Time, AkzoNobel will declare and pay a special cash dividend (the “Pre-Completion Distribution”) to AkzoNobel shareholders. The aggregate amount of the Pre-Completion Distribution will be €2.5 billion minus the aggregate amount of any regular annual and interim dividends of €1.98 per Akzo Nobel Ordinary Share per year declared by AkzoNobel after the date of the Merger Agreement and with record dates in 2026 prior to the record date of the Pre-Completion Distribution, subject to any applicable withholding tax.

Under the terms of the Merger Agreement, each equity award of the Company, consisting of stock options, restricted stock units and performance share units, that is outstanding immediately prior to the Effective Time will generally be converted into an equivalent AkzoNobel equity award subject to the same terms and conditions as applied prior to the Effective Time, except that performance share units will be converted into solely time-vesting restricted stock units. The number of AkzoNobel Ordinary Shares subject to each converted equity award will be equal to the number of Company Ordinary Shares subject to such award immediately prior to the Effective Time, with the number of Company Ordinary Shares subject to any performance share unit determined based on the greater of target and actual performance measured through the Effective Time, multiplied by the Exchange Ratio, and the exercise price of each converted stock option will be equal to the exercise price of the Company stock option divided by the Exchange Ratio. Notwithstanding the foregoing, each restricted stock unit or performance share unit of the Company that (i) is vested as of immediately prior to the Effective Time, (ii) is held by a non-employee member of the Company Board or a former service provider of the Company, or (iii) is subject to a performance period that has been completed as of immediately prior to the Effective Time, in each case, will instead be converted into the right to receive the Merger Consideration, with any performance conditions deemed achieved, (a) in the case of awards held by former service providers for which the performance period has not yet been completed, at the greater of target and actual performance measured through the Effective Time, and (b) in the case of awards for which the performance period has been completed, based on actual performance. Furthermore, each stock option that is held by a former service provider of the Company will be converted into the right to receive a number of AkzoNobel Ordinary Shares equal to the number of Company Ordinary Shares subject to such stock option immediately prior to the Effective Time (less the number of shares with a value equal to the aggregate exercise price of such stock option) multiplied by the Exchange Ratio, with any such stock option that has a per share exercise price that is equal to or greater than the closing price of a Company Ordinary Share on the trading day immediately preceding the Effective Time cancelled without consideration.

Additionally, under the terms of the Merger Agreement, each AkzoNobel equity award, consisting of restricted stock units, performance share units and conditional rights under AkzoNobel’s share matching program, that is outstanding immediately prior to the Effective Time will remain outstanding on and following the Effective Time and will generally be subject to the same terms and conditions as applied prior to the Effective Time, except that performance share units will be converted into solely time-vesting restricted stock units, with the performance conditions deemed achieved at the greater of target and actual performance measured through the Effective Time.

Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, MergeCo will have a one-tier board of directors (the “MergeCo Board”) comprised of eleven directors, consisting of (i) four directors to be nominated by Axalta (the “Axalta Nominees”), one of whom shall be Rakesh Sachdev and one of whom shall be Chris Villavarayan, (ii) four directors to be nominated by AkzoNobel (the “AkzoNobel Nominees”), one of whom shall be Ben Noteboom and one of whom shall be Grégoire Poux-Guillaume and (iii) three independent directors to be jointly nominated by Axalta and AkzoNobel (the “Joint Nominees”, and, together with the Axalta Nominees and the AkzoNobel Nominees, the “MergeCo Board Nominees”). Each of the MergeCo Board Nominees will be nominated to serve an initial three-year term (with the end of such term adjusted as necessary to coincide with the date of the first annual general meeting of MergeCo’s shareholders held after the third anniversary of closing). At such general meeting of MergeCo’s shareholders (i) the Axalta Nominees (or their replacements) and the AkzoNobel Nominees (or their replacements) will be put up for election to serve a two-year term and (ii) the Joint Nominees (or their replacements) will be put up for election to serve a one-year term. At the annual general meeting of MergeCo’s shareholders held after the fourth anniversary of closing, the Joint Nominees (or their replacements) will be put up for election to serve another one-year term. As of and following the first annual general meeting of MergeCo’s shareholders held after the fifth anniversary of closing, all directors will be put up for election to serve a one-year term (without restricting the MergeCo Board from deciding otherwise).

Mr. Poux-Guillaume, the current chief executive officer of AkzoNobel, will be appointed to serve as the chief executive officer of MergeCo, Mr. Sachdev, the current chair of the board of directors of the Company, will be appointed to serve as the non-executive chair of the MergeCo Board, Mr. Villavarayan, the current chief executive officer of the Company, will be appointed to serve as the deputy chief executive officer of MergeCo, Mr. Noteboom, the current chairman of the supervisory board of AkzoNobel, will be appointed to serve as the non-executive vice-chair of the MergeCo Board, and Carl Anderson, the Company’s current senior vice president and chief financial officer, will be appointed to serve as the chief financial officer of MergeCo.

The Company and AkzoNobel each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary qualifications. Among other things, each of the Company and AkzoNobel has agreed, subject to certain exceptions, to use its reasonable best efforts to conduct its business in the ordinary course of business, from the date of the Merger Agreement until the Effective Time, and (i) not to take certain actions prior to the Effective Time without the prior written consent of the other party, (ii) not to solicit proposals relating to alternative business combination transactions and (iii) subject to customary exceptions, not to engage in discussions or negotiations regarding, or provide confidential information in connection with, any such alternative business combination transactions. In addition, the parties have agreed to use their respective reasonable best efforts to take any and all actions reasonably necessary to obtain each regulatory approval necessary to complete the Merger (the “Regulatory Clearances”) as soon as reasonably practicable. In addition, each party has agreed to consent to any divestiture, sale, disposition or other structural or conduct remedy unless such actions would be materially burdensome to such party.

The obligations of the Company and AkzoNobel to consummate the Merger are conditioned on the satisfaction or waiver of certain conditions, including (i) at a general meeting of the shareholders of the Company, (a) the approval and adoption of the Merger, the Merger Agreement, the Bermuda statutory merger agreement and the transactions contemplated thereby and (b) the approval of the amendment to the bye-laws of the Company, (ii) at a general meeting of shareholders of AkzoNobel, (a) the approval of AkzoNobel entering into the Merger and the other actions contemplated by the Merger Agreement, (b) the approval of the amendment of AkzoNobel’s articles of association to reflect the governance terms set forth in the Merger Agreement, with effect as of immediately following the Effective Time, (c) the approval of issuance of the Merger Consideration and exclusion of pre-emption rights in connection therewith, and (d) the appointment or reappointment, as applicable, of the MergeCo Board Nominees, with effect as of immediately following the Effective Time, in the case of each of clauses (a) through (d), by holders of ordinary shares of AkzoNobel, (iii) declaration and payment of the Pre-Completion Distribution, (iv) completion of the consultation process with AkzoNobel’s central works council in accordance with the terms of the Merger Agreement, (v) the approval of the Merger Consideration for listing on the New York Stock Exchange, (vi) AkzoNobel having made publicly available a document in accordance with Regulation (EU) 2017/1129 as required in connection with the listing on Euronext Amsterdam of the AkzoNobel ordinary shares to be issued in the Merger, (vii) the registration statement on Form F-4 with respect to the Merger Consideration having been declared effective by the U.S. Securities and Exchange Commission (“SEC”), (viii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act and the receipt of certain other clearances, approvals and consents under certain applicable foreign antitrust and regulatory laws, in each case, without the imposition of any terms, conditions or consequences that are materially burdensome, and (ix) other customary conditions for a transaction of this type, such as (a) the absence of any legal restraint prohibiting the consummation of the transactions contemplated by the Merger Agreement, (b) the accuracy of the Company and AkzoNobel’s representations and warranties, subject to customary qualifications, (c) compliance by the Company and AkzoNobel, respectively, in all material respects with its obligations under the Merger Agreement and (d) the absence of a material adverse effect on the Company or AkzoNobel.

The Merger Agreement contains certain termination rights for the Company and AkzoNobel, including (i) if the Merger is not consummated on or before the “outside date” of May 18, 2027 (subject to extension to November 18, 2027 under certain circumstances in the event that any Regulatory Clearance has not been obtained), (ii) if the required approval of the Company shareholders or the AkzoNobel shareholders is not obtained, (iii) subject to compliance with certain terms of the Merger Agreement, in order to enter into a definitive agreement providing for a superior proposal, (iv) if the other party materially breaches its representations, warranties or covenants and fails to cure such breach, (v) if any injunction or order permanently prohibiting the Merger has become final and non-appealable or (vi) if, prior to the applicable shareholders’ meeting, the Company Board or either of the AkzoNobel Boards, as applicable, changes its recommendation or fails to reaffirm such recommendation in certain circumstances.

In the event of a termination of the Merger Agreement under certain specified circumstances, including (i) termination by the Company to enter into an agreement providing for a superior proposal, (ii) a termination by AkzoNobel following a change in recommendation by the Company Board or (iii) the Company has entered into an agreement providing for a superior proposal within twelve months following the termination of the Merger Agreement in certain circumstances, the Company may be required to pay AkzoNobel a termination fee equal to €150 million. In the event of a termination of the Merger Agreement under certain specified circumstances, including (i) termination by AkzoNobel to enter into an agreement providing for a superior proposal, (ii) a termination by the Company following a change in recommendation by either of the AkzoNobel Boards or (iii) AkzoNobel has entered into an agreement providing for a superior proposal within twelve months following the termination of the Merger Agreement in certain circumstances, AkzoNobel may be required to pay the Company a termination fee equal to €150 million.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated by reference herein. The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, AkzoNobel or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Company, AkzoNobel or any of their respective subsidiaries, affiliates, businesses, or equityholders and investors should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or AkzoNobel. Accordingly, investors should read the representations and warranties of the Company or AkzoNobel and their respective subsidiaries in the Merger Agreement not in isolation, but only in conjunction with the other information that the respective companies include in reports, statements and other filings they make with the SEC.

Stichting Support Agreement

In connection with the Merger Agreement, AkzoNobel and the Company have entered into that certain Support Agreement (the “Support Agreement”) with Stichting AkzoNobel, an entity that holds all of the issued and outstanding AkzoNobel priority shares, par value of €400 per share (“AkzoNobel Priority Shares”). Under the Support Agreement, Stichting AkzoNobel has irrevocably agreed, among other things and subject to the terms and conditions of the Support Agreement, to cooperate with the implementation of the Merger where required, including to (i) give its prior approval to the proposal to amend AkzoNobel’s articles of association in accordance with the MergeCo articles of association, pursuant to which, among other things, the AkzoNobel Priority Shares will be converted into AkzoNobel Ordinary Shares and all rights that accrue to Stichting AkzoNobel as sole holder of the AkzoNobel Priority Shares will lapse and (ii) vote all of the AkzoNobel Priority Shares in favour of the resolutions to be presented to AkzoNobel shareholders at the general meeting of AkzoNobel shareholders to be held in connection with the Merger (including to approve the Merger) and against any resolution or other vote that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

The foregoing description of the Support Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, which is included as Schedule 2 of the Merger Agreement attached as Exhibit 2.1 to this report and incorporated by reference herein.

Item 8.01 Other Events

On November 18, 2025, the Company and AkzoNobel issued a joint press release to announce the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additionally, on November 18, 2025, the Company and AkzoNobel issued a joint investor presentation, a copy of which is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Merger Agreement, by and among Akzo Nobel N.V., and Axalta Coating Systems Ltd., dated November 18, 2025.*

99.1	Joint Press Release of Axalta Coating Systems Ltd. and Akzo Nobel N.V., dated November 18, 2025.

99.2	Joint Investor Presentation of Axalta Coating Systems Ltd. and Akzo Nobel N.V.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Axalta Coating Systems Ltd. hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXALTA COATING SYSTEMS LTD.

Date: November 18, 2025	By:	/s/ Alex Tablin-Wolf
Alex Tablin-Wolf
Senior Vice President, General Counsel & Corporate Secretary

Exhibit 2.1

Execution Version

MERGER AGREEMENT

  between

    Akzo Nobel N.V.

  and

    Axalta Coating Systems Ltd.

  Dated  18 November 2025

6 REPRESENTATIONS AND WARRANTIES OF AXALTA	30

7 POST-MERGER CORPORATE GOVERNANCE	30

7.1 MergeCo Governance	30

7.2 MergeCo Board Composition	31

7.3 MergeCo Tax residency	33

8 DELISTING FROM EURONEXT AMSTERDAM	33

9 INDEMNIFICATION AND INSURANCE	33

9.1 Indemnification	33

9.2 Insurance	34

9.3 Third-Party Beneficiaries	35

10 DEBT FINANCING AND REFINANCING	35

10.1 Debt Financing	35

10.2 Refinancing	36

10.3 Debt Financing and Refinancing Cooperation	36

10.4 Cost Allocation	37

11 EQUITY PLANS	37

11.1 Axalta Equity Plans	37

11.2 AkzoNobel Equity Plans	41

11.3 Post-Completion Equity Plans	42

11.4 Tax	43

12 INTERIM PERIOD AND FURTHER UNDERTAKINGS	43

12.1 Conduct during Interim Period	43

12.2 Third party consents	44

12.3 Merger Planning	44

12.4 MergeCo Remuneration Policy	46

13 EXCLUSIVITY	46

13.1 Exclusivity	46

14 SUPERIOR PROPOSAL	48

14.1 Superior Proposal	48

15 TERMINATION	51

15.1 Termination by AkzoNobel or Axalta	51

15.2 Consequence of Termination	53

16 TERMINATION PAYMENT	54

16.1 Termination Payment AkzoNobel	54

16.2 Termination Payment Axalta	55

16.3 Payment of Termination Payment	56

16.4 Tax	57

16.5 Specific Performance and Related Provisions	57

17 CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS	58

17.1 Announcement, Filings and Other Public Statements	58

17.2 Confidentiality Agreement	59

18 TAX MATTERS	60

18.1 Withholding	60

18.2 U.S. Tax Matters	60

18.3 Pillar 2 and CAMT	61

19 EMPLOYEE MATTERS	62

20 MISCELLANEOUS	64

20.1 Assignment	64

20.2 Costs	64

20.3 No waiver	64

20.4 No recission	64

20.5 Further assurances	64

20.6 Invalidity	65

20.7 Third party rights	65

20.8 Entire agreement and amendment	65

20.9 Notices	65

20.10 Counterparts	67

20.11 Governing law and forum	67

20.12 Rules of Construction	69

Schedules

Schedule 1	Definitions

Schedule 2	Stichting Support Agreement

Schedule 3	Joint Announcement

Schedule 4	Merger

Schedule 5	AkzoNobel Resolutions

Schedule 6	Axalta Resolutions

Schedule 7	Interim Period: AkzoNobel

Schedule 8	Interim Period: Axalta

Schedule 9	Representations and Warranties of AkzoNobel

Schedule 10	Representations and Warranties of Axalta

Schedule 11	MergeCo Governance

Schedule 12	Bermuda Statutory Merger Agreement

Schedule 13	AkzoNobel Sub Joinder Agreement

MERGER AGREEMENT

THIS AGREEMENT IS DATED 18 NOVEMBER 2025 AND MADE BETWEEN:

(1)	Akzo Nobel N.V. (“AkzoNobel”);

and

(2)	Axalta Coating Systems Ltd. (“Axalta”),

AkzoNobel and Axalta each a “Party” and together the “Parties”.

BACKGROUND:

(A)

AkzoNobel, a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, is a global paints and coatings company with its corporate seat and headquarters in Amsterdam, the Netherlands, and a listing on Euronext Amsterdam.

(B)

Axalta, an exempted company incorporated under the laws of Bermuda, is a global coatings company with its headquarters in Philadelphia, Pennsylvania, the United States, and a listing on the New York Stock Exchange (the “NYSE”).

(C)

AkzoNobel and Axalta have entered into a confidentiality and non-disclosure agreement dated 30 August 2024 and a clean team agreement dated 11 October 2024 (together, as amended, the “Confidentiality Agreement”) to discuss a potential combination of their respective businesses.

(D)

AkzoNobel and Axalta now have agreed to combine, via a merger of equals, the respective businesses of AkzoNobel and Axalta under a single listed parent company. AkzoNobel will serve as a vehicle hereto (AkzoNobel, upon the completion of the Merger, “MergeCo”), which will have dual headquarters in Amsterdam, the Netherlands, and Philadelphia, Pennsylvania, the United States, its corporate seat in the Netherlands, its Tax residency in the Netherlands and its ordinary shares listed on the NYSE. AkzoNobel and Axalta intend to effect the combination of their respective businesses through a merger (the “Merger”) under the laws of Bermuda between Axalta and a wholly-owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda (“AkzoNobel Sub”), on the terms and subject to the conditions in this Agreement.

(E)	Prior to completion of the Merger, AkzoNobel will declare and pay the Pre-Completion Distribution.

(F)

Following completion of the Merger, subject to the terms of this Agreement and based on the outstanding share capital of AkzoNobel and the issued share capital of Axalta as of the date of this Agreement, respectively, MergeCo will have a single class of ordinary shares and, without prejudice to the Exchange Ratio, the existing Axalta shareholders are expected to hold approximately forty-five per cent (45%) of the issued and outstanding shares in MergeCo and the existing AkzoNobel shareholders are expected to hold approximately fifty-five per cent (55%) of the issued and outstanding shares in MergeCo.

(G)

The board of directors of Axalta (the “Axalta Board”) unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of Axalta and its shareholders, determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act and recommends the shareholders of Axalta adopt the Axalta Resolutions subject to the terms and conditions set out in this Agreement.

(H)

The board of management of AkzoNobel (the “AkzoNobel Board of Management”) and the supervisory board of AkzoNobel (the “AkzoNobel Supervisory Board”, and together with the AkzoNobel Board of Management, the “AkzoNobel Boards”) each unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and recommend the shareholders of AkzoNobel adopt the AkzoNobel Resolutions subject to the terms and conditions set out in this Agreement.

(I)

Stichting Akzo Nobel has executed a support agreement (attached to this Agreement as Schedule 2 (Stichting Support Agreement), the “Stichting Support Agreement”), pursuant to which, among other things, Stichting Akzo Nobel irrevocably agreed to (a) approve the proposal of the AkzoNobel Board of Management to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association, including the conversion of all AkzoNobel Priority Shares into AkzoNobel Ordinary Shares (such AkzoNobel Ordinary Shares, the “Stichting Converted Shares”), (b) vote all AkzoNobel Priority Shares in favour of the AkzoNobel Resolutions and against any resolution or other vote (stemming) that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by this Agreement, including the Merger, (c) waive its rights to make binding nominations in respect of the MergeCo Board Nominees, (d) transfer the Stichting Converted Shares to AkzoNobel for no consideration with effect immediately after the implementation of the MergeCo Articles of Association, and (e) waive and relinquish any rights Stichting Akzo Nobel may have with respect to AkzoNobel Priority Shares and AkzoNobel.

(J)	The terms and conditions and the mutual understanding of AkzoNobel and Axalta with respect to the Merger are set out in this merger agreement (this “Agreement”).

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions

Certain terms used in this Agreement are defined in Schedule 1 (Definitions).

2	THE MERGER

2.1	The Merger

2.1.1

As soon as reasonably practicable after the date of this Agreement, and in any event prior to the filing of the Form F-4 in accordance with clause 4.15, AkzoNobel shall incorporate AkzoNobel Sub as an exempted company under the laws of Bermuda. Promptly following the incorporation of AkzoNobel Sub:

(a)	AkzoNobel shall deliver to Axalta a complete and correct copy of the organizational or other governing documents of AkzoNobel Sub;

(b)

The board of directors of AkzoNobel Sub shall approve this Agreement, determine that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel Sub and its shareholder, and the shareholder of AkzoNobel Sub shall approve this Agreement and the Merger, in each case, in accordance with applicable Bermuda laws and subject to the terms and conditions set out in this Agreement; and

(c)

AkzoNobel shall cause AkzoNobel Sub to execute and deliver to Axalta a joinder to this Agreement, in the form attached hereto as Schedule 13 (AkzoNobel Sub Joinder Agreement) (the “Joinder Agreement”). Upon the execution and delivery of the Joinder Agreement, (i) the Joinder Agreement shall be deemed to be part of this Agreement and (ii) AkzoNobel Sub and AkzoNobel shall together be deemed to be a “Party” to this Agreement. The representations, warranties, covenants and agreements of, or with respect to, AkzoNobel Sub herein and in the Joinder Agreement shall take effect as of and after the execution and delivery of the Joinder Agreement.

2.1.2

On the terms and subject to the conditions set out in this Agreement, AkzoNobel and Axalta shall, and AkzoNobel shall procure that AkzoNobel Sub shall, implement the Merger by merging AkzoNobel Sub with and into Axalta, with Axalta as the surviving company, in accordance with the terms set out in Schedule 4 (Merger), pursuant to which:

(a)

at the Effective Time, each Axalta Ordinary Share shall be automatically converted into the right to receive 0.6539 AkzoNobel Ordinary Shares, as further set out in paragraph 2 of Schedule 4 (Merger); and

(b)

immediately following the Effective Time, the Parties shall procure that the Exchange Agent will, solely for the account and benefit of the former Axalta Registered Shareholders as of immediately prior to the Effective Time, contribute the issued and outstanding Axalta Ordinary Shares held by such former Axalta Registered Shareholders to AkzoNobel as a contribution in kind (the “Contribution”) and, in consideration of the Contribution, AkzoNobel shall issue and deliver to the Exchange Agent, solely for the account and benefit of such former Axalta Registered Shareholders, the relevant number of AkzoNobel Ordinary Shares, all in accordance with the terms set out in Schedule 4 (Merger).

2.2	The Effective Time

The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Certificate of Merger (such date and time, the “Effective Time”).

2.3	Pre-Completion Distribution

Prior to the Effective Time, AkzoNobel shall declare and pay a special cash dividend for an aggregate amount of EUR 2,500,000,000 (two billion five hundred million euro) minus the aggregate amount of any 2026 Pre-Completion Distribution AkzoNobel Dividends (the “Pre-Completion Distribution”), subject to Applicable Law and any applicable withholding Tax. AkzoNobel shall use reasonable best efforts to (x) as promptly as practicable during the Interim Period, obtain the Debt Financing Commitment and (y) consummate such borrowings on or before the Effective Time to provide AkzoNobel necessary funds for the Pre-Completion Distribution, in the case of each of clauses (x) and (y), in accordance with clause 10.1. AkzoNobel shall deduct and withhold from the Pre-Completion Distribution such amounts as AkzoNobel may be required to deduct and withhold with respect to any such payments under Applicable Law.

To the extent such amounts are so withheld and paid by AkzoNobel to the appropriate Governmental Authority, they shall be treated as having been paid to such Person in respect of which such deduction and withholding was made.

2.4	Completion

Completion shall commence at 14:00 Amsterdam, Netherlands time on the fifth (5th) Business Day after the satisfaction or waiver of the last Merger Condition in accordance with this Agreement (other than those Merger Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or (to the extent permitted by Applicable Law) waiver of those Merger Conditions at Completion), or such other date and time as agreed in writing between AkzoNobel and Axalta.

2.5	Branding of MergeCo

2.5.1

The Parties shall discuss in good faith and mutually agree on the name, ticker symbol and branding strategy of MergeCo as soon as reasonably practicable after the date of this Agreement, and in any event prior to the initial filing of the Form F-4. The Parties acknowledge and agree that the name of MergeCo shall not be exclusively “AkzoNobel” or “Axalta” (but may include one or both of such names in combination with other words as mutually agreed by the Parties).

2.5.2	As of the Amendment Time, AkzoNobel shall cause the name and ticker symbol of MergeCo to be changed to such name and ticker symbol as mutually agreed pursuant to this clause 2.5.

3	MERGER CONDITIONS

3.1	Merger Conditions

3.1.1

Notwithstanding any other provision of this Agreement, the obligations of AkzoNobel, on the one hand, and Axalta, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by AkzoNobel or Axalta in accordance with clause 3.2) of the conditions set forth in this clause 3.1 (the “Merger Conditions”):

(a)	all Regulatory Clearances in relation to the Merger having been obtained as set out in clause 3.3.1;

(b)	the AkzoNobel Works Council Consultation having been deemed completed in accordance with clause 3.6;

(c)

(i) there not being an AkzoNobel Material Warranty Breach and (ii) AkzoNobel and AkzoNobel Sub having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by them under this Agreement at or prior to the Completion Date;

(d)

(i) there not being an Axalta Material Warranty Breach and (ii) Axalta having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by it under this Agreement at or prior to the Completion Date;

(e)	the AkzoNobel Completion Resolutions having been validly adopted at the AkzoNobel EGM and being in full force and effect;

(f)	the Axalta Completion Resolution having been validly adopted at the Axalta EGM and being in full force and effect;

(g)

the registration statement on Form F-4 (which shall include the Proxy Statement/Prospectus) (together with all amendments and supplements thereto, the “Form F-4”) relating to the registration of AkzoNobel Ordinary Shares to be issued to shareholders of Axalta having been declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Form F-4 being in effect and no proceedings for such purposes being pending before the SEC;

(h)

AkzoNobel having made publicly available a document (the “Prospectus Regulation Document”) in accordance with Regulation (EU) 2017/1129, as amended from time to time (the “Prospectus Regulation”), as required in connection with the listing on Euronext Amsterdam of the AkzoNobel Ordinary Shares to be issued in the Merger;

(i)	AkzoNobel Ordinary Shares issuable in the Merger having been authorized for listing on NYSE, subject only to official notice of issuance;

(j)	the Pre-Completion Distribution having been declared and paid by AkzoNobel;

(k)	(i) no stay or other Order having been issued by any Governmental Authority of competent jurisdiction that remains in force and effect at Completion:

(A)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(B)	in a Material Business Jurisdiction, to the extent clause 3.1.1(k)(i)(A) does not apply; and

(ii) no statute, rule, regulation or other Applicable Law of any Governmental Authority of competent jurisdiction having been enacted that remains in force and effect at Completion:

(A)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(B)	in a Material Business Jurisdiction, to the extent clause 3.1.1(k)(ii)(A) does not apply,

which in any case of clause (k)(i) or (k)(ii), prohibits the consummation of the Merger, in whole or in part, in accordance with this Agreement;

(l)	AkzoNobel not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

(m)	Axalta not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

(n)	between the date of this Agreement and Completion, there not having occurred a Material Adverse Effect in relation to AkzoNobel; and

(o)	between the date of this Agreement and Completion, there not having occurred a Material Adverse Effect in relation to Axalta.

3.1.2	No Party may invoke any Merger Condition if such Party’s breach of any provision of this Agreement has been the proximate cause of the non-satisfaction of such Merger Condition.

3.2	Beneficiary of Conditions; Waiver

3.2.1

The Merger Conditions set out in clause 3.1, subclauses (d), (m) and (o) are for the sole benefit of AkzoNobel and accordingly AkzoNobel may, to the extent permitted by the Applicable Law, waive each of these Merger Conditions (either in whole or in part) at any time by giving written notice to Axalta.

3.2.2

The Merger Conditions set out in clause 3.1, subclauses (c), (l) and (n) are for the sole benefit of Axalta and accordingly Axalta may, to the extent permitted by the Applicable Law, waive each of these Merger Conditions (either in whole or in part) at any time by giving written notice to AkzoNobel.

3.2.3

The Merger Conditions set out in clause 3.1, subclauses (a), (b), (e), (f), (g), (h), (i), (j) and (k) are for the benefit of both AkzoNobel and Axalta and may, to the extent permitted by the Applicable Law, only be waived (either in whole or in part) by both AkzoNobel and Axalta jointly in writing; provided, however, that, to the extent the AkzoNobel Boards determine in good faith (after consultation with their outside legal counsel and financial advisors) that the failure to waive (either in whole or in part) the Merger Condition set out in clause 3.1, subclause (j) would be inconsistent with the fiduciary duties of the AkzoNobel Boards under the Laws of the Netherlands, the Merger Condition set out in clause 3.1, subclause (j) may be waived solely by AkzoNobel to such extent by giving written notice to Axalta (provided that AkzoNobel first consults in good faith with Axalta and takes into account any reasonable comments that Axalta may have).

3.3	Regulatory Clearances

3.3.1	The Merger Condition set out in clause 3.1.1(a) will be considered to be satisfied upon, with respect to each Regulatory Clearance:

(a)

the Regulatory Clearance having been obtained without conditions or with conditions meeting the requirements of clause 3.5.1 that have been addressed or fulfilled to the satisfaction of the Regulatory Authorities;

(b)	the waiting and other time periods (and any extensions thereof) applicable to the Merger under the relevant Applicable Law having expired, lapsed or terminated; or

(c)

the applicable Regulatory Authority taking a decision or otherwise informing AkzoNobel or Axalta that the Merger does not fall within the scope of the relevant Applicable Law, or that the applicable Regulatory Authority does not have further questions and does not intend to commence an investigation under the Applicable Law with respect to the Merger.

3.3.2

AkzoNobel and Axalta shall, or shall cause their respective Affiliates to, jointly, or if legally required separately but in close consultation with one another, make all filings, unless otherwise agreed between AkzoNobel and Axalta, to obtain the Regulatory Clearances set out in paragraph 1 of Part C of the Disclosure Letter (Regulatory Clearances) and any other Regulatory Clearances mutually agreed to by AkzoNobel and Axalta pursuant to clauses 3.3 (Regulatory Clearances) and 3.4 (Other regulatory approvals) as soon as permitted and practicably feasible after the date of this Agreement, but in any event within applicable mandatory deadlines; and cooperate fully with one another and, without prejudice to clause 3.5 (Commitments in respect of Regulatory Clearances), use their respective reasonable best efforts to take any and all actions reasonably necessary to obtain the Regulatory Clearances and to respond as promptly as practicable to any requests for information from any Regulatory Authority of competent jurisdiction.

3.3.3	Without prejudice to the generality of clauses 3.3.2 and 3.5 (Commitments in respect of Regulatory Clearances), and subject to Competition Laws relating to the exchange of information:

(a)

AkzoNobel and Axalta shall reasonably consult and cooperate with one another, including by (to the extent legally permissible) providing to the other in advance a reasonable opportunity to review, providing to the other comments within a reasonable period and considering in good faith the views of one another in connection with any analyses, presentations, memoranda, briefs, arguments, opinions, proposals or other substantive written communications made or submitted by or on behalf of AkzoNobel or Axalta, in connection with the proceedings relating to any of the Regulatory Clearances. AkzoNobel and Axalta shall have joint responsibility for determining the strategy and liaising with all Regulatory Authorities in relation to the Merger, with the assistance of their respective advisers;

(b)

each of AkzoNobel and Axalta shall assist and furnish the other with any reasonably necessary information, documentation and assistance reasonably requested in connection with obtaining the Regulatory Clearances; and

(c)	each of AkzoNobel and Axalta shall:

(i)

to the extent practicable and permitted by Applicable Law, give each other reasonable advance notice of all meetings, oral communications or other material discussions with any Regulatory Authority relating to the Regulatory Clearances;

(ii)

to the extent practicable and permitted by Applicable Law, give each other (or their respective outside counsel) timely notice of, and opportunity to participate in, each of such meetings, oral communications or other material discussions;

(iii)

if any Regulatory Authority initiates a substantive oral communication regarding any Regulatory Clearance and the other Party (or their respective outside counsel) did not participate in such communication, to the extent permitted by Applicable Law, promptly thereafter notify such other Party of the substance of such communication; and

(iv)	to the extent permitted by Applicable Law, provide each other with copies of all substantive written communications received from any Governmental Authority relating to the Regulatory Clearances,

provided that any disclosures or provision of copies by AkzoNobel or Axalta, as applicable, to the other pursuant to this clause 3.3.3 may be made on an outside counsel basis or pursuant to the procedures set forth in the Confidentiality Agreement, if appropriate.

(d)

Subject to clause 3.5 (Commitments in respect of Regulatory Clearances), each of AkzoNobel and Axalta shall, and shall procure that each of their respective Affiliates shall, refrain from carrying out any action that would reasonably be expected to cause material delay to, materially hinder, prevent or materially prejudice satisfaction of the Merger Condition set out in clause 3.1.1(a).

(e)

All filing fees incurred in relation to any filing required to be made in any jurisdiction in connection with the obtainment of the Regulatory Clearances shall be split equally by AkzoNobel and Axalta.

3.4	Other regulatory approvals

If, after the date of this Agreement, both AkzoNobel and Axalta agree in writing that other approvals required by Applicable Law apply to the Merger, AkzoNobel and Axalta shall use their respective reasonable best efforts to promptly secure such additional approval(s), unless agreed in writing otherwise between AkzoNobel and Axalta, including by submitting any required filings. In that case, clause 3.5 (Commitments in respect of Regulatory Clearances) applies mutatis mutandis to such newly introduced approvals. For the avoidance of doubt, except as set forth in paragraph 1.1.4(b) of Part C of the Disclosure Letter (Regulatory Clearances), any approval that AkzoNobel and Axalta agree to pursue pursuant to this clause 3.4 shall be deemed not to be a Regulatory Clearance for purposes of the Merger Condition set out in clause 3.1.1(a) of the Agreement.

3.5	Commitments in respect of Regulatory Clearances

3.5.1

AkzoNobel and Axalta shall jointly determine the strategy, shall consult and cooperate with one another and shall consider in good faith the views of one another with respect to all Regulatory Authorities in relation to any and all aspects concerning the actions contemplated in this clause 3.5 (Commitments in respect of Regulatory Clearances). Each of AkzoNobel and Axalta shall use its reasonable best efforts to take, and to cause each of its Affiliates to take, any and all actions reasonably necessary to obtain the Regulatory Clearances as soon as reasonably practicable after the date of this Agreement, and, without limiting the foregoing, each of AkzoNobel and Axalta shall, and shall cause each of its Affiliates to, consent to any divestiture, sale, disposition or other structural or conduct remedy, provided that:

(a)	any such action shall be conditional on Completion;

(b)

AkzoNobel and Axalta will determine jointly what actions, individually or in the aggregate, are considered the most appropriate and will also, to the best of their knowledge and understanding, adequately address any applicable Regulatory Authority’s concerns;

(c)

without limiting any other subclause of this clause 3.5.1, AkzoNobel or Axalta may undertake, and Axalta or AkzoNobel, as applicable, shall reasonably cooperate with the other in connection with, any such divestiture, sale, disposition or other structural or conduct remedy with respect to its own businesses, assets or properties, unless such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances);

(d)

AkzoNobel and Axalta shall not be required to take any actions to the extent such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances); and

(e)

without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), AkzoNobel and Axalta shall not, and shall procure that their respective Affiliates shall not, take any actions to the extent such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances).

3.6	Employee Consultation

3.6.1

Each of AkzoNobel and Axalta shall, or shall procure, that the notification and consultation procedure with respect to the Merger, and any other consultation matters in relation to the Merger or required to give performance to this Agreement, are performed:

(a)

in accordance with the SER’s Merger code 2015 (SER Fusiegedragsregels 2015, the “Merger Code”), which procedure shall be initiated after execution of this Agreement and simultaneously with, or immediately prior to, announcement of the Merger with reasonable best efforts taken to ensure confidentiality;

(b)

with respect to the consultation with the AkzoNobel Works Council, in accordance with the Dutch Works Council Act (Wet op de Ondernemingsraden, the “WCA”), which procedure shall be initiated as soon as practicable (and in any event no later than fifteen (15) Business Days) after execution of this Agreement;

(c)

with respect to the consultation with AkzoNobel’s European works council, such that such procedure shall be initiated as soon as practicable (and in any event no later than ten (10) Business Days) after execution of this Agreement and in accordance with clause 3.6.7; and

(d)	with respect to the Other Employee Procedures pursuant to clause 3.6.7, such that such procedures shall be initiated as soon as practicable after execution of this Agreement

(each of (a) through (d) in accordance with this clause 3.6.1 (the “Employee Consultation”)).

AkzoNobel Works Council Consultation

3.6.2

The required consultation with the AkzoNobel Works Council (the “AkzoNobel Works Council Consultation”) will be deemed completed upon the AkzoNobel Board of Management adopting a resolution in accordance with the relevant advice, and:

(a)	the AkzoNobel Works Council having rendered an unconditional advice permitting the Parties to pursue the Merger; or

(b)	the AkzoNobel Works Council having rendered an advice with conditions acceptable to each of AkzoNobel and Axalta, acting reasonably.

3.6.3

To the extent neither of the situations described in clause 3.6.2 occurs, the AkzoNobel Works Council Consultation will be deemed completed upon the AkzoNobel Board of Management adopting a resolution that deviates from the relevant advice, if rendered, and:

(a)

the AkzoNobel Works Council having unconditionally waived (i) the applicable waiting period in accordance with article 25 paragraph 6 of the Dutch Works Councils Act and (ii) its right to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

(b)

the applicable waiting period pursuant to article 25 paragraph 6 of the Dutch Works Council Act having expired without the AkzoNobel Works Council having initiated legal proceedings pursuant to the Dutch Works Council Act; or

(c)

following the initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act, the AkzoNobel Works Council having withdrawn from such legal proceedings or the Enterprise Chamber having dismissed the AkzoNobel Works Council’s appeal to the effect that no measures obstructing the Merger are imposed and the dismissal of the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) having immediate effect (uitvoerbaar bij voorrraad) or such legal proceedings having been concluded otherwise in a manner that does not prohibit the Merger from proceeding.

Completion of the AkzoNobel Works Council Consultation process

3.6.4

AkzoNobel and Axalta shall use their respective reasonable best efforts to complete the AkzoNobel Works Council Consultation process, it being understood that AkzoNobel will have the primary responsibility for, and take all steps reasonably necessary to, in close consultation with Axalta and its advisors, as soon as practicably possible following the date of this Agreement, initiate, conduct and complete the AkzoNobel Works Council Consultation. AkzoNobel and Axalta shall consult with each other closely with a view to seeking and obtaining the AkzoNobel Works Council’s advice and completing the AkzoNobel Works Council Consultation, including by discussing in good faith to expeditiously resolve any relevant issues raised by the AkzoNobel Works Council during the AkzoNobel Works Council Consultation, including discussion of any potential changes to this Agreement and the documents relating hereto requested by the AkzoNobel Works Council (bearing in mind the intent and purpose of the terms and conditions set forth in this Agreement); provided that in no event shall any Party be required pursuant to this clause 3.6.4 to agree to amend, modify or waive any terms or conditions of this Agreement. AkzoNobel shall keep Axalta informed on a continuing basis on all material correspondence and consultations in respect of the AkzoNobel Works Council Consultation, including providing Axalta with advance notice of any meetings with the AkzoNobel Works Council and the anticipated agenda for such meeting. AkzoNobel shall give (representatives of) Axalta the opportunity to attend meetings with (representatives of) the AkzoNobel Works Council if requested by the AkzoNobel Works Council and, if not requested by the AkzoNobel Works Council, consult with Axalta regarding (representatives of) Axalta attending such meetings. AkzoNobel shall not send the request for advice or any other material communication (including responses to questions raised by the AkzoNobel Works Council and any commitments) to the AkzoNobel Works Council without Axalta’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. As soon as practicable following the occurrence of any one of the events described in clause 3.6.2(a) or (b) or 3.6.3(a), (b) or (c), the AkzoNobel Board of Management shall meet to adopt the resolution contemplated by clause 3.6.2 or 3.6.3, as applicable, which adoption shall not be unreasonably withheld, conditioned or delayed.

Merger Code Process

3.6.5

AkzoNobel will, in close consultation with Axalta and its advisors and on behalf of all relevant Persons, make notifications (the “Merger Code Notifications”) under the Merger Code to the SER and the relevant Dutch trade unions within the meaning of the Merger Code (the “Trade Unions”) with respect to the Merger in accordance with the Merger Code, including clauses 3 (2) and 8 (1) of the Merger Code. If, within two (2) weeks following the submission of the Merger Code Notifications, AkzoNobel has not received any written questions from the SER or any of the Trade Unions or any written requests for a consultation meeting by any of the Trade Unions in connection with the Merger Code Notifications, the process under the Merger Code shall be deemed completed.

3.6.6

If the SER or any of the Trade Unions submit any written questions to AkzoNobel in connection with the Merger Code Notifications within two (2) weeks following submission of the Merger Code Notifications, AkzoNobel shall promptly provide Axalta with a copy thereof. AkzoNobel shall, in close consultation with Axalta, answer such questions, if any, within three (3) weeks of the submission of the Merger Code Notifications. If one or more of the Trade Unions request a consultation meeting with AkzoNobel within two (2) weeks following submission of the Merger Code Notifications, AkzoNobel shall schedule such meeting promptly and give (representatives of) Axalta the opportunity to attend such meetings with (representatives of) the relevant Trade Unions if requested by (one of) the Trade Unions and, if not requested by (one of) the Trade Unions, consult with Axalta regarding (representatives of) Axalta attending such meetings. If the SER or any of the Trade Unions express any views in opposition of the Merger insofar as it may affect employees’ interests as referred to in the Merger Code or requests any commitment, in each case, in any questions or during any consultation meeting contemplated by this clause 3.6.6, AkzoNobel and Axalta shall consult with each other closely with a view to resolving any such comments, including discussing in good faith to expeditiously resolve any relevant issues raised by the SER or (one of) the Trade Unions, provided that in no event shall any Party be required pursuant to this clause 3.6.6 to agree to amend, modify or waive any terms or conditions of this Agreement and AkzoNobel shall not make any commitment to the SER or any Trade Union without Axalta’s prior written consent.

Other Employee Procedures

3.6.7

Prior to the Completion, each of AkzoNobel and Axalta, as applicable, shall fully comply with all notice, consultation, effects bargaining or other bargaining obligations (other than the AkzoNobel Works Council Consultation and the Merger Code process) (together, the “Other Employee Procedures”) to any labour union, labour organization, works council or group of employees of such

Party and its group in connection with the Merger and any other transactions as contemplated in or required to give performance to this Agreement. Each of AkzoNobel and Axalta shall use its reasonable best efforts to ensure that the Other Employee Procedures are completed as promptly as practicable following the date of this Agreement. Each of AkzoNobel and Axalta will have the primary responsibility for the conduct and completion of all of its Other Employee Procedures. AkzoNobel and Axalta will keep each other informed on the preparation of the information and consultation meetings and on all material correspondence related to the Other Employee Procedures, and will consult each other closely with a view to completing the Other Employee Procedures. Each of AkzoNobel and Axalta will attend meetings related to the Other Employee Procedures with representatives of, as applicable, Axalta’s or AkzoNobel’s employees upon the requesting party’s or the relevant employees’ request.

3.7	NYSE listing

AkzoNobel shall use its reasonable best efforts to take or cause to be taken all actions, or do or cause to be done all things, necessary, proper or advisable under Applicable Law to cause the AkzoNobel Ordinary Shares to be listed for trading on the NYSE and to cause the AkzoNobel American Depositary Receipt Program to be terminated, each as of the Effective Time. Axalta shall use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the NYSE Rules to enable the delisting by Axalta of the Axalta Ordinary Shares from the NYSE and the termination of its registration under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as promptly as practicable after the Effective Time, including (i) directing the NYSE to file with the SEC a Form 25 on the Closing Date and (ii) filing Form 15 on the first Business Day that is at least ten (10) calendar days after the date the Form 25 is filed.

3.8	Reasonable Best Efforts

Without prejudice to clauses 3.1 through 3.7, AkzoNobel and Axalta shall consult with each other and each of AkzoNobel and Axalta undertakes to use its reasonable best efforts to procure the fulfilment of the Merger Conditions as soon as reasonably practicable and in any event before the Long Stop Date. AkzoNobel and Axalta shall keep each other informed in respect of material developments regarding the Merger Conditions. Subject to clauses 3.1 through 3.7, each of AkzoNobel and Axalta shall make all applications and notifications required by the Merger Conditions and shall use its reasonable best efforts to procure that all such information as is requested by the relevant authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable. For the avoidance of doubt, each of AkzoNobel’s and Axalta’s obligations with respect to obtaining Regulatory Clearance is governed solely by clauses 3.3 through 3.5 and this clause 3.8 shall not be deemed to modify the obligations of AkzoNobel or Axalta with respect to the matters set forth in clauses 3.3 through 3.5.

4	EXTRAORDINARY GENERAL MEETINGS

4.1	Convocation of the AkzoNobel EGM

AkzoNobel undertakes to convene an extraordinary general meeting to take place as soon as reasonably possible following the date that the Form F-4 is declared effective, and in any event within seven (7) weeks of such date, in order to provide AkzoNobel’s shareholders with the necessary information concerning the Merger and to propose the adoption of the AkzoNobel Resolutions (the “AkzoNobel EGM”); provided that AkzoNobel and Axalta shall use their respective reasonable best efforts to ensure that the AkzoNobel EGM shall take place on the same day as the Axalta EGM.

4.2	AkzoNobel Resolutions

At the AkzoNobel EGM, the general meeting of AkzoNobel shall be requested to adopt the resolutions set forth in Schedule 5 (AkzoNobel Resolutions) (the “AkzoNobel Resolutions”).

4.3	AkzoNobel EGM Materials

As promptly as practicable after the date of this Agreement, AkzoNobel shall prepare the convening notice for the AkzoNobel EGM, the AkzoNobel Circular and all other appropriate materials for the AkzoNobel EGM consistent with this Agreement (such materials, together with any amendments and supplements thereto, the “AkzoNobel EGM Materials”). Unless the AkzoNobel Boards have made an AkzoNobel Adverse Recommendation Change in accordance with the terms of this Agreement, AkzoNobel shall include the AkzoNobel Recommendation in the AkzoNobel EGM Materials. Axalta shall as promptly as practicable furnish to AkzoNobel all information concerning Axalta and its Affiliates reasonably required to be set forth in the AkzoNobel EGM Materials. AkzoNobel will give Axalta and its counsel reasonable opportunity to review and comment on the AkzoNobel EGM Materials before they are published by AkzoNobel, and AkzoNobel shall consider in good faith any comments made by Axalta or any of its advisors.

4.4	AkzoNobel Recommendation

AkzoNobel confirms that the AkzoNobel Boards, taking into account their fiduciary duties under the laws of the Netherlands, have carefully considered the rationale for the Merger, the provisions of this Agreement and all other relevant facts and circumstances, and that the AkzoNobel Boards, each having received independent financial and legal advice, unanimously consider the Merger and the related actions as contemplated in this Agreement to be in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and have unanimously resolved:

(a)

to approve the terms and conditions of this Agreement, the execution and delivery of this Agreement by AkzoNobel and the performance by AkzoNobel of its obligations under this Agreement and in connection to the Merger;

(b)

subject to the terms and conditions of this Agreement, to unanimously support and recommend the Merger and unanimously recommend the AkzoNobel shareholders vote in favour of the AkzoNobel Resolutions at the AkzoNobel EGM (collectively such recommendation, the “AkzoNobel Recommendation”); and

(c)

subject to the terms and conditions of this Agreement, to include the AkzoNobel Recommendation in the Joint Announcement and in any further press releases in connection with the Merger, and in the AkzoNobel EGM Materials.

4.5	AkzoNobel Adverse Recommendation Change

4.5.1	Subject to clauses 4.6, 13 and 14, AkzoNobel shall ensure that neither of the AkzoNobel Boards nor any of their members or committees shall, directly or indirectly:

(a)

(i) withhold or withdraw, or modify, change, amend or qualify in a manner adverse to Axalta, the AkzoNobel Recommendation, or publicly propose to do any of the foregoing, (ii) fail to make the AkzoNobel Recommendation, (iii) fail to include in any of (A) the Joint Announcement, (B) any further press releases in connection with the Merger or (C) the AkzoNobel EGM Materials, the AkzoNobel Recommendation or (iv) otherwise make any public statement inconsistent with the AkzoNobel Recommendation;

(b)

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any Alternative Proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal;

(c)

if an Alternative Proposal structured as a public offer for outstanding AkzoNobel Ordinary Shares (other than by Axalta or an Affiliate of Axalta) has been publicly disclosed, fail to publicly recommend, in a position statement (standpuntbepaling), against acceptance of such public offer by the shareholders of AkzoNobel no later than ten (10) Business Days after the commencement of such public offer;

(d)

make any public statement in connection with an Alternative Proposal, the announcement of an Alternative Proposal or the announcement of the intention to make an Alternative Proposal, other than (i) a recommendation against such proposal (which shall be made within ten (10) Business Days after the public announcement of such Alternative Proposal or the announcement of an intention to make an Alternative Proposal), or (ii) such neutral factual information that AkzoNobel determines in good faith, after consultation with its outside legal counsel, to be required in order to comply with Applicable Law (provided, however, that if such disclosure has the effect of withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to Axalta, the AkzoNobel Recommendation, such disclosure shall be deemed to be an AkzoNobel Adverse Recommendation Change);

(e)

fail to make a public reaffirmation of the AkzoNobel Recommendation within ten (10) Business Days after receiving a written request to do so from Axalta if any Alternative Proposal or any material modification thereto has been publicly made, sent or given to AkzoNobel’s shareholders; or

(f)	publicly propose to do or cause to be done any of the foregoing,

any of the actions described in clauses (a) – (f), an “AkzoNobel Adverse Recommendation Change”.

4.6	AkzoNobel Intervening Event

Notwithstanding anything to the contrary set forth in clause 4.5 or elsewhere in this Agreement, upon the occurrence of any Intervening Event in relation to AkzoNobel, the AkzoNobel Boards may, at any time prior to the AkzoNobel EGM, make an AkzoNobel Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to make an AkzoNobel Adverse Recommendation Change, only if all of the following conditions are met:

(a)

AkzoNobel shall have (A) provided to Axalta four (4) Business Days’ prior written notice (which shall not constitute an AkzoNobel Adverse Recommendation Change), which shall (x) set forth in reasonable detail information describing the Intervening Event, and (y) state expressly that, subject to clause 4.6(b), the AkzoNobel Boards intend to effect an AkzoNobel Adverse Recommendation Change, as well as the rationale of the AkzoNobel Boards for such intention, and (z) confirm that the AkzoNobel Boards have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an AkzoNobel Adverse Recommendation Change would be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands and (B) prior to making such an AkzoNobel Adverse Recommendation Change, to the extent requested in writing by Axalta, engaged in good faith negotiations with Axalta during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in relation to AkzoNobel in such a manner that the failure of the AkzoNobel Boards to effect an AkzoNobel Adverse Recommendation Change in response to the Intervening Event in accordance with clause 4.6(b) would no longer be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands; and

(b)

no earlier than the end of such four (4) Business Day period (as extended pursuant to the parenthetical at the end of this clause 4.6(b)), the AkzoNobel Boards shall have determined in good faith, after consultation with their outside legal counsel and financial advisors, that, taking into account any revised terms proposed by Axalta pursuant to clause 4.6(a), the applicable event, effect, development, occurrence or change in circumstances continues to constitute an Intervening Event in relation to AkzoNobel, as a result of which the failure to effect an AkzoNobel Adverse Recommendation Change would continue to be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Axalta as provided above; provided, that, with respect to each such material change, each reference in the preceding clause 4.6(a) and this clause 4.6(b) to a “four (4) Business Day” period shall be changed to refer to a “two (2) Business Day” period).

4.7	Other matters in respect of the AkzoNobel EGM

4.7.1

AkzoNobel shall together with Axalta determine the date of the AkzoNobel EGM and, unless this Agreement is terminated in accordance with its terms, shall not cancel, postpone or adjourn the AkzoNobel EGM, once convened, without the prior written consent of Axalta; provided that AkzoNobel may, after consultation with Axalta, postpone, adjourn or reconvene the AkzoNobel EGM in accordance with the requirements under Applicable Law (i) if it is necessary to postpone or adjourn the AkzoNobel EGM to ensure that any required supplement or amendment to the AkzoNobel EGM Materials is provided to the AkzoNobel shareholders within a reasonable amount of time in advance of the AkzoNobel EGM, or (ii) to solicit a larger number of votes in favour of the AkzoNobel Completion Resolutions, whether or not through proxies, for the purpose of obtaining AkzoNobel shareholder approval of the AkzoNobel Completion Resolutions (including at the request of Axalta in connection with the foregoing); provided, however, that, except as required by Applicable Law, the AkzoNobel EGM shall not be postponed, adjourned or reconvened to a date that is more than forty five (45) days after the date on which the AkzoNobel EGM was originally scheduled or less than five (5) Business Days prior to the Long Stop Date, in each case without the prior written consent of Axalta.

4.7.2

AkzoNobel shall ensure that the AkzoNobel EGM is called, noticed, convened, held and conducted in compliance in all material respects with all Applicable Laws and its organizational documents. The AkzoNobel Resolutions shall be the only matters that AkzoNobel shall propose to the shareholders of AkzoNobel at the AkzoNobel EGM and, other than a discussion of the Merger and the AkzoNobel Resolutions, there shall be no other matters listed on the agenda for the AkzoNobel EGM as a discussion item, unless (A) otherwise reasonably proposed by AkzoNobel and approved in advance in writing by Axalta (such approval not to be unreasonably withheld, conditioned or delayed) or (B) reasonably proposed by Axalta and approved in advance in writing by AkzoNobel (such approval not to be unreasonably withheld, conditioned or delayed).

4.7.3

Unless the AkzoNobel Boards have made an AkzoNobel Adverse Recommendation Change in accordance with the terms of this Agreement, AkzoNobel shall use its reasonable best efforts to secure the approval of the AkzoNobel Resolutions at the AkzoNobel EGM (including any adjournment, postponement or reconvening thereof).

4.7.4

Without limiting the generality of the foregoing, but subject to AkzoNobel’s rights to terminate this Agreement in accordance with its terms, AkzoNobel agrees that (i) its obligation to duly call, give notice of, convene and hold the AkzoNobel EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this clause 4, in each case, shall, unless specifically provided for, not be affected by the commencement, public proposal, public disclosure or communication to AkzoNobel of any Alternative Proposal (whether or not an AkzoNobel Superior Proposal) or any AkzoNobel Adverse Recommendation Change. Unless this Agreement is terminated in accordance with its terms, AkzoNobel agrees that it shall not submit to the vote of the shareholders of AkzoNobel any Alternative Proposal (whether or not an AkzoNobel Superior Proposal) or any matters relating thereto.

4.8	Convocation of the Axalta EGM

Axalta undertakes to convene a special general meeting to take place as soon as reasonably possible following the date that the Form F-4 is declared effective, and in any event within seven (7) weeks of such date, in order to provide Axalta’s shareholders with the necessary information concerning the Merger and to propose the adoption of the Axalta Resolutions (the “Axalta EGM”); provided that AkzoNobel and Axalta shall use their respective reasonable best efforts to ensure that the Axalta EGM shall take place on the same day as the AkzoNobel EGM.

4.9	Axalta Resolutions

At the Axalta EGM, the general meeting of Axalta shall be requested to adopt the resolutions set forth in Schedule 6 (Axalta Resolutions) (the “Axalta Resolutions”).

4.10	Axalta EGM Materials

Axalta will prepare and file the Proxy Statement/Prospectus (and all other proxy materials for the Axalta EGM) in accordance with clause 4.15 (such materials, together with any amendments and supplements thereto, the “Axalta EGM Materials”). Unless the Axalta Board has made an Axalta Adverse Recommendation Change in accordance with the terms of this Agreement, Axalta shall include the Axalta Recommendation in the Axalta Proxy Statement/Prospectus (and all other proxy materials for the Axalta EGM, where applicable). AkzoNobel shall as promptly as practicable furnish to Axalta all information concerning AkzoNobel and its Affiliates reasonably required to be set forth in the Axalta EGM Materials (including by, beginning immediately after the date of this Agreement and continuing thereafter, diligently pursuing the preparation of, and causing AkzoNobel’s independent accountants to assist in the preparation of, all financial and related information of AkzoNobel and its Subsidiaries that is necessary to prepare and file the Proxy Statement/Prospectus, including audits of the AkzoNobel Financial Statements and the financial statements to be included in AkzoNobel’s 2025 annual report in compliance with the auditing standards published by the Public Company Accounting Oversight Board). Axalta will give AkzoNobel and its counsel reasonable opportunity to review and comment on the Axalta EGM Materials before they are published by Axalta, and Axalta shall consider in good faith any comments made by AkzoNobel or any of its advisors.

4.11	Axalta Recommendation

Axalta confirms that the Axalta Board, taking into account its fiduciary duties under the laws of Bermuda, has carefully considered the rationale for the Merger, the provisions of this Agreement and all other relevant facts and circumstances, and that the Axalta Board, having received independent financial and legal advice, unanimously considers the Merger and the related actions as contemplated in this Agreement to be in the best interest of Axalta and its shareholders, has determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act and has unanimously resolved:

(a)

to approve the terms and conditions of this Agreement, the execution and delivery of this Agreement by Axalta and the performance by Axalta of its obligations under this Agreement and in connection to the Merger;

(b)

subject to the terms and conditions of this Agreement, to unanimously support and recommend the Merger and unanimously recommend the Axalta shareholders vote in favour of the Axalta Resolutions at the Axalta EGM (collectively such recommendation, the “Axalta Recommendation”); and

(c)

subject to the terms and conditions of this Agreement, to include the Axalta Recommendation in the Joint Announcement and in any further press releases in connection with the Merger, and in the Axalta EGM Materials.

4.12	Axalta Adverse Recommendation Change

Subject to clauses 4.13, 13 and 14, Axalta shall ensure that neither the Axalta Board nor any of its members or committees shall, directly or indirectly:

(a)

(i) withhold or withdraw, or modify, change, amend or qualify in a manner adverse to AkzoNobel, the Axalta Recommendation, or publicly propose to do any of the foregoing, (ii) fail to make the Axalta Recommendation, (iii) fail to include in any of (A) the Joint Announcement, (B) any further press releases in connection with the Merger or (C) the Axalta EGM Materials, the Axalta Recommendation or (iv) otherwise make any public statement inconsistent with the Axalta Recommendation;

(b)

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any Alternative Proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal;

(c)

if an Alternative Proposal structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Axalta Ordinary Shares (other than by AkzoNobel or an Affiliate of AkzoNobel) has been publicly disclosed, fail to publicly recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the shareholders of Axalta no later than ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after the commencement of such tender offer or exchange offer;

(d)

make any public statement in connection with an Alternative Proposal, the announcement of an Alternative Proposal or the announcement of the intention to make an Alternative Proposal, other than (i) a recommendation against such proposal (which shall be made within ten (10) Business Days after the public announcement of such Alternative Proposal or the announcement of an intention to make an Alternative Proposal), or (ii) such neutral factual information that Axalta determines in good faith, after consultation with its outside legal counsel, to be required in order to comply with Applicable Law (provided, however, that if such disclosure has the effect of withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to AkzoNobel, the Axalta Recommendation, such disclosure shall be deemed to be an Axalta Adverse Recommendation Change);

(e)

fail to make a public reaffirmation of the Axalta Recommendation within ten (10) Business Days after receiving a written request to do so from AkzoNobel if any Alternative Proposal or any material modification thereto has been publicly made, sent or given to Axalta’s shareholders; or

(f)	publicly propose to do or cause to be done any of the foregoing,

any of the actions described in clauses (a) – (f), an “Axalta Adverse Recommendation Change”.

4.12.1

Nothing contained in this Agreement shall prohibit Axalta or the Axalta Board from taking and disclosing to the shareholders of Axalta a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any “stop, look and listen” communication to the shareholders of Axalta pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder, provided, that no such action, position or disclosure that has the effect of withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to AkzoNobel, the Axalta Recommendation shall be permitted, made or taken other than in compliance with clause 14 or clause 15.

4.13	Axalta Intervening Event

Notwithstanding anything to the contrary set forth in clause 4.11 or elsewhere in this Agreement, upon the occurrence of any Intervening Event in relation to Axalta, the Axalta Board may, at any time prior to the Axalta EGM, make an Axalta Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to make an Axalta Adverse Recommendation Change, only if all of the following conditions are met:

(a)

Axalta shall have (A) provided to AkzoNobel four (4) Business Days’ prior written notice (which shall not constitute an Axalta Adverse Recommendation Change), which shall (x) set forth in reasonable detail information describing the Intervening Event, and (y) state expressly that, subject to clause 4.13(b), the Axalta Board intends to effect an Axalta Adverse Recommendation Change, as well as the rationale of the Axalta Board for such intention, and (z) confirm that the Axalta Board has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Axalta Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda and (B) prior to making such an Axalta Adverse Recommendation Change, to the extent requested in writing by AkzoNobel, engaged in good faith negotiations with AkzoNobel during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in relation to Axalta in such a manner that the failure of the Axalta Board to effect an Axalta Adverse Recommendation Change in response to the Intervening Event in accordance with clause 4.13(b) would no longer be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda; and

(b)

no earlier than the end of such four (4) Business Day period (as extended pursuant to the parenthetical at the end of this clause 4.13(b)), the Axalta Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any revised terms proposed by AkzoNobel pursuant to clause 4.13(a), the applicable event, effect, development, occurrence or change in circumstances continues to constitute an Intervening Event in relation to Axalta, as a result of which the failure to effect an Axalta Adverse Recommendation Change would continue to be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to AkzoNobel as provided above; provided, that, with respect to each such material change, each reference in the preceding clause 4.13(a) and this clause 4.13(b) to a “four (4) Business Day” period shall be changed to refer to a “two (2) Business Day” period).

4.14	Other matters in respect of the Axalta EGM

4.14.1

Axalta shall together with AkzoNobel determine the date of the Axalta EGM and, unless this Agreement is terminated in accordance with its terms, shall not cancel, postpone or adjourn the Axalta EGM, once convened, without the prior written consent of AkzoNobel, provided that Axalta may, after consultation with AkzoNobel, postpone, adjourn or reconvene the Axalta EGM in accordance with the requirements under Applicable Law (i) if it is necessary to postpone or adjourn the Axalta EGM to ensure that any required supplement or amendment to the Axalta EGM Materials is provided to the Axalta shareholders within a reasonable amount of time in advance of the Axalta EGM, (ii) if, as of the time for which the Axalta EGM is scheduled, there are insufficient Axalta Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Axalta EGM or (iii) to solicit additional proxies for the purpose of obtaining Axalta shareholder approval of the Axalta Completion Resolution (including at the request of AkzoNobel in connection with the foregoing); provided, however, that, except as required by Applicable Law, the Axalta EGM shall not be postponed, adjourned or reconvened to a date that is more than forty five (45) days after the date on which the Axalta EGM was originally scheduled or less than five (5) Business Days prior to the Long Stop Date, in each case without the prior written consent of AkzoNobel.

4.14.2

Axalta shall ensure that the Axalta EGM is called, noticed, convened, held and conducted in compliance in all material respects with all Applicable Laws and its organizational documents. The Axalta Resolutions shall be the only matters that Axalta shall propose to the shareholders of Axalta at the Axalta EGM and, other than a discussion of the Merger and the Axalta Resolutions, there shall be no other matters listed on the agenda for the Axalta EGM as a discussion item, unless (A) required under Applicable Law, (B) otherwise reasonably proposed by Axalta and approved in advance in writing by AkzoNobel (such approval not to be unreasonably withheld, conditioned or delayed) or (C) reasonably proposed by AkzoNobel and approved in advance in writing by Axalta (such approval not to be unreasonably withheld, conditioned or delayed).

4.14.3

Unless the Axalta Board has made an Axalta Adverse Recommendation Change in accordance with the terms of this Agreement, Axalta shall use its reasonable best efforts to secure the approval of the Axalta Resolutions at the Axalta EGM (including any adjournment, postponement or reconvening thereof).

4.14.4

On the date of the Axalta EGM, if the Axalta Resolution referred to in clause (a) of Schedule 6 (Axalta Resolutions) is adopted, after such adoption but prior to submission of the Axalta Resolution referred to in clause (b) of Schedule 6 (Axalta Resolutions) for vote in the Axalta EGM, Axalta shall procure that its bye-laws are amended and restated in the form of the Axalta Pre-Merger Bye-Laws.

4.14.5

Without limiting the generality of the foregoing, but subject to Axalta’s rights to terminate this Agreement in accordance with its terms, Axalta agrees that (i) its obligation to duly call, give notice of, convene and hold the Axalta EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this clause 4, in each case, shall, unless specifically provided for, not be affected by the commencement, public proposal, public disclosure or communication to Axalta of any Alternative Proposal (whether or not an Axalta Superior Proposal) or any Axalta Adverse Recommendation Change. Unless this Agreement is terminated in accordance with its terms, Axalta agrees that it shall not submit to the vote of the shareholders of Axalta any Alternative Proposal (whether or not an Axalta Superior Proposal) or any matters relating thereto.

4.15	Certain Filings; SEC and AFM Matters

4.15.1

As promptly as practicable following the date of this Agreement, AkzoNobel and Axalta shall prepare and AkzoNobel shall cause to be filed with the SEC the Form F-4, which shall include a proxy statement related to the matters to be submitted to the holders of Axalta Ordinary Shares and a prospectus related to the offering of AkzoNobel Ordinary Shares to holders of Axalta Ordinary Shares (including amendments and supplements thereto, the “Proxy Statement/Prospectus”). Following the Form F-4 being declared effective, Axalta shall cause the Proxy Statement/Prospectus to be filed with the SEC. The Proxy Statement/Prospectus and the Form F-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other Applicable Law. AkzoNobel and Axalta shall ensure that the Form F-4 has been declared effective prior to, or simultaneously with, convocation of the AkzoNobel EGM and Axalta EGM and publication of the AkzoNobel EGM Materials and the Axalta EGM Materials.

4.15.2

As promptly as practicable following the date of this Agreement, AkzoNobel and Axalta shall prepare the Prospectus Regulation Document, which shall be made available to the public by AkzoNobel and, as required by Applicable Law, be filed by AkzoNobel with the AFM, in each case having due regard to the planned timing of publication of the Prospectus Regulation Document and Applicable Law.

4.15.3

AkzoNobel and Axalta shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Affiliates, directors, officers and (to the extent reasonably available to the applicable Party) shareholders (including AkzoNobel Disclosed Information and Axalta Disclosed Information) and such other matters as may be reasonably necessary or advisable in connection with the preparation, filing and distribution of the Prospectus Regulation Document, the Proxy Statement/Prospectus and the Form F-4 or any other statement, filing, notice or application made by or on behalf of each of AkzoNobel or Axalta or any of their respective Affiliates to the AFM, the SEC or the NYSE in connection with the transactions contemplated by this Agreement, including the Merger, in each case having due regard to the planned timing of publication of such document and Applicable Law, provided, that neither AkzoNobel nor Axalta shall use any such information for any purposes other than those contemplated by this Agreement unless such Party obtains the prior written consent of the other. In addition, each of AkzoNobel and Axalta shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the other Party to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Proxy Statement/Prospectus and the Form F-4 and, as required by Applicable Law, the Prospectus Regulation Document and (ii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary or necessary in connection with the preparation of Proxy Statement/Prospectus, the Form F-4 and the Prospectus Regulation Document and any amendment or supplement thereto or where such documents, information or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document. Each of AkzoNobel and Axalta will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC (including its staff) or the AFM (including its staff), as applicable, and will use its reasonable best efforts to cause the Form F-4 to be declared effective under the Securities Act and, as required by Applicable Law, the Prospectus Regulation Document to be approved by the AFM, as promptly as reasonably practicable after such filing, and to keep the Form F-4 effective as long as is necessary to consummate the transactions contemplated by this Agreement, including the Merger. Each of AkzoNobel and Axalta will notify the other promptly upon the receipt of any comments from the SEC (including its staff) or the AFM (including its staff) in connection with the filing of, or amendments or supplements to, the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document,

and will promptly provide the other with copies of any written communication from the SEC, any state securities commission or the AFM. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document, AkzoNobel or Axalta, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or the AFM, as the case may be, such amendment or supplement. Prior to filing the Form F-4 or mailing the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) or any amendment or supplement thereto, or responding to any comments of the SEC or its staff with respect to the Form F-4 or the Proxy Statement/Prospectus and prior to filing or publishing the Prospectus Regulation Document or any amendment or supplement thereto, or responding to any comments of the AFM or its staff with respect to the Prospectus Regulation Document, (a) each of AkzoNobel and Axalta shall cooperate and provide the other (and its counsel) a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by the other Party or any of their respective Representatives with respect thereto, and (b) no such filing, mailing, publication or response shall be made by AkzoNobel or Axalta without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that this sentence shall not apply to any filings with the SEC (x) that form part of the Form F-4 through solely their incorporation by reference therein (provided that (A) the exception in this clause (x) shall not apply to any current report on Form 8-K filed with the SEC to the extent such Form 8-K relates to (1) this Agreement or the transactions contemplated by this Agreement, including the Merger, or (2) any action pursuant to which consent of the other Party would be required under clause 12.1 of this Agreement and (B) with respect to any other Form 8-K (or portion thereof) filed with the SEC, clause (a) of this sentence shall still apply) or (y) with respect to an Alternative Proposal, an AkzoNobel Superior Proposal, an Axalta Superior Proposal, an AkzoNobel Adverse Recommendation Change, an Axalta Adverse Recommendation Change or any matters relating thereto. Except as required by Applicable Law, neither AkzoNobel nor Axalta shall take any action to withdraw the Form F-4 at any time prior to the termination of this Agreement pursuant to clause 15.

4.15.4

Each of AkzoNobel and Axalta agrees that none of the information supplied or to be supplied by or on behalf of AkzoNobel or Axalta, as applicable, for inclusion or incorporation by reference (a) in the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) will, at the time the Form F-4 becomes effective under the Securities Act, and at the time of the AkzoNobel EGM and Axalta EGM, or (b) in the Prospectus Regulation Document will, at the time of its publication and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the respective extraordinary general meeting or, with respect to the Prospectus Regulation Document, prior to the Effective Time, any fact or event relating to AkzoNobel, Axalta or any of their Affiliates which should be set forth in an amendment or supplement to the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) or the Prospectus Regulation Document should be discovered by AkzoNobel or Axalta or should occur, AkzoNobel or Axalta shall, promptly after becoming aware thereof, inform the other Party of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by AkzoNobel or Axalta with respect to statements made or incorporated by reference in the Prospectus Regulation Document, the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) based on information supplied by the other Party for inclusion or incorporation by reference therein.

4.15.5

Each of AkzoNobel and Axalta shall use its reasonable best efforts to take any action required to be taken by it under the Securities Act, the Exchange Act and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM), the Form F-4 and the solicitation of proxies from the shareholders of Axalta and the shareholders of AkzoNobel.

4.16	Fairness Opinions

4.16.1

The AkzoNobel Boards have obtained the written opinion from each of Morgan Stanley & Co. International plc and Lazard B.V. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley & Co. International plc or Lazard B.V., as applicable, as set forth therein, after giving effect to the Pre-Completion Distribution, the Exchange Ratio is fair, from a financial point of view, to AkzoNobel (the “AkzoNobel Fairness Opinions”).

4.16.2

Evercore Group L.L.C. and J.P. Morgan Securities LLC have each rendered their oral opinions to the Axalta Board (to be confirmed by delivery of written opinions from each of Evercore Group L.L.C. and J.P. Morgan Securities LLC) that, as of the date of such opinions, and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Evercore Group L.L.C. and J.P. Morgan Securities LLC, as applicable, as set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Axalta Ordinary Shares (the “Axalta Fairness Opinions” and, together with the AkzoNobel Fairness Opinions, the “Fairness Opinions”).

4.16.3

AkzoNobel and Axalta shall ensure that (i) the Fairness Opinions will be referenced in the Prospectus Regulation Document, (ii) the AkzoNobel Fairness Opinions will be included in full in the AkzoNobel EGM Materials and may be included in full in the Prospectus Regulation Document, and (iii) the Axalta Fairness Opinions will be included in full in the Proxy Statement/Prospectus. Each of AkzoNobel and Axalta shall deliver, solely for informational purposes, copies of the signed Fairness Opinions received by such Party to the other Party promptly following the date of this Agreement.

5	REPRESENTATIONS AND WARRANTIES OF AKZONOBEL

Subject to the limitations set forth in paragraph 22 of Schedule 9 (Representations and Warranties of AkzoNobel), AkzoNobel hereby represents and warrants to Axalta that, except as Disclosed, the representations and warranties set forth in Schedule 9 (Representations and Warranties of AkzoNobel) are true and accurate as of the date of this Agreement (except to the extent that the relevant representation or warranty by AkzoNobel is given by reference explicitly to another specific date or period, in which case such representation or warranty shall be true and accurate as of such specific date or period).

6	REPRESENTATIONS AND WARRANTIES OF AXALTA

Subject to the limitations set forth in paragraph 21 of Schedule 10 (Representations and Warranties of Axalta), Axalta hereby represents and warrants to AkzoNobel that, except as Disclosed, the representations and warranties set forth in Schedule 10 (Representations and Warranties of Axalta) are true and accurate as of the date of this Agreement (except to the extent that the relevant representation or warranty by Axalta is given by reference explicitly to another specific date or period, in which case such representation or warranty shall be true and accurate as of such specific date or period).

7	POST-MERGER CORPORATE GOVERNANCE

7.1	MergeCo Governance

AkzoNobel shall:

(a)

immediately following the Effective Time, cause the amendment of its articles of association through the execution of a Dutch notarial deed in accordance with the governance terms as set out in Schedule 11 (MergeCo Governance), including but not limited to the conversion of all AkzoNobel Priority Shares into the Stichting Converted Shares;

(b)	prior to the Effective Time:

(i)	cause the AkzoNobel Boards to adopt the MergeCo Board Rules, with effect as of the Amendment Time; and

(ii)

cause the execution of a deed of transfer, whereby the Stichting Converted Shares held by Stichting Akzo Nobel are transferred to AkzoNobel for no consideration in accordance with the Stichting Support Agreement, which transfer shall be effective as of the Amendment Time.

7.2	MergeCo Board Composition

7.2.1	Subject to Applicable Law, AkzoNobel shall cause, effective as of the Amendment Time:

(a)	MergeCo to have a one-tier board of directors consisting of eleven (11) members, including two (2) executive directors and nine (9) non-executive directors;

(b)	the MergeCo Axalta Board Nominees to be appointed as members of the MergeCo Board;

(c)	the MergeCo AkzoNobel Board Nominees to be appointed as members of the MergeCo Board; and

(d)

three (3) individuals to be nominated by AkzoNobel and Axalta, acting jointly, to be appointed as non-executive directors of the MergeCo Board, who shall be independent (as determined in accordance with the standards of the NYSE and the Dutch Corporate Governance Code) from the Parties (the “MergeCo Joint Board Nominees”).

7.2.2

The MergeCo Axalta Board Nominees shall be designated by Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between AkzoNobel and Axalta regarding appropriate candidates for appointment to the MergeCo Board, and Axalta shall consider in good faith input reasonably provided by AkzoNobel, taking into account Applicable Law.

7.2.3

The MergeCo AkzoNobel Board Nominees shall be designated by AkzoNobel in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between Axalta and AkzoNobel regarding appropriate candidates for appointment to the MergeCo Board, and AkzoNobel shall consider in good faith input reasonably provided by Axalta, taking into account Applicable Law.

7.2.4

The MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board.

7.2.5	In designating the MergeCo Board Nominees, the Parties shall take the following into account:

(a)

all MergeCo Board Nominees shall be suitable for appointment under Applicable Law (including under any binding limitations under overboarding rules under Applicable Law) and mandatory NYSE standards and the total composition of the MergeCo Board shall meet the independence standards under the NYSE independence rules and the Dutch Corporate Governance Code; and

(b)

in selecting the MergeCo Board Nominees, the Parties shall comply with the binding limitations under gender balance requirements under Applicable Law and, if required for that purpose, in good faith discuss any alternatives to any MergeCo Board Nominee, as applicable.

7.2.6

AkzoNobel shall procure that any members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board who will not continue as MergeCo Board members as of the Amendment Time shall irrevocably resign from their positions as members of the AkzoNobel Board of Management or the AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its Subsidiaries (where relevant), in each case with effect from the Amendment Time and each such member will confirm prior to the Amendment Time that, at the Amendment Time, he or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the Merger.

7.2.7	AkzoNobel shall not take any actions that would result in the appointment of any persons as members of the MergeCo Board, other than the MergeCo Board Nominees.

7.2.8

Axalta shall procure that any member of the Axalta Board that will resign as a member of the Axalta Board as a consequence of the Merger, and not become a member of the MergeCo Board, will confirm prior to the Effective Time that, at the Effective Time, he or she has no claim whatsoever against Axalta in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to Axalta or (ii) severance or retention agreements entered into in respect of the Merger.

7.3	MergeCo Tax residency

The Parties acknowledge and agree that, as of the Effective Time, MergeCo intends to continue to be resident for Tax purposes exclusively in the Netherlands.

8	DELISTING FROM EURONEXT AMSTERDAM

AkzoNobel undertakes to take all necessary actions, including but not limited to preparing and submitting all required filings and notifications to Euronext Amsterdam, the AFM and any other relevant regulatory authority, to effect delisting of the AkzoNobel Ordinary Shares from Euronext Amsterdam on or as soon as practicable following the Completion Date, subject to compliance with Applicable Laws and applicable Euronext Amsterdam regulations, provided that AkzoNobel shall under no circumstances be obligated to list any of its shares on the NYSE prior to Completion.

9	INDEMNIFICATION AND INSURANCE

9.1	Indemnification

From and after the Completion Date, until the six (6) year anniversary of the Completion Date, MergeCo and Axalta shall indemnify and hold harmless, and provide advancement of expenses (as incurred by such Person in connection with and prior to the final disposition of any claim, action or proceeding, subject to the execution by such Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Person is not entitled to indemnification) to, all past and present members of the Axalta Board and all past and present directors and officers of Axalta and its Subsidiaries:

(a)

in a manner no less advantageous in the aggregate as such Persons are or have the right to be indemnified or have the right to advancement of expenses as of the date of this Agreement, in each case pursuant to the organizational documents of Axalta or its Subsidiaries or any indemnification agreements between Axalta or its Subsidiaries and such Person; and

(b)	to the fullest extent permitted by law,

in each case, for acts or omissions occurring at or prior to the Completion Date, whether asserted or claimed prior to, at or after the Completion Date (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger); provided that if, at any time prior to such sixth (6th) anniversary of the Completion Date, any Person entitled to indemnification or advancement of expenses under this clause 9.1 delivers to MergeCo a written notice asserting that such indemnification or advancement of expenses is required in accordance with this clause 9.1, then the provisions for indemnification and advancement of expenses contained in this clause 9.1 with respect to such claim shall instead survive until such time as such claim is fully and finally resolved.

9.2	Insurance

9.2.1

Prior to the Completion Date, AkzoNobel and Axalta shall consult in good faith on the matters set forth in this clause 9.2.1, and shall procure that Axalta shall as of the Completion Date, obtain and fully pay, or cause to be obtained and fully paid, the premium for a six-year run-off or “tail” endorsement to:

(a)	the directors’ and officers’ liability coverage of Axalta’s existing directors’ and officers’ insurance programs; and

(b)	Axalta’s existing fiduciary liability insurance policies,

(collectively, “D&O Insurance”) which, in each case, commences upon the Completion Date (the “Tail Period”), provided, that in no event shall the premium payable for the D&O Insurance exceed four hundred percent (400%) of the aggregate amount per annum Axalta paid in its last full fiscal year prior to the Completion Date for such insurance (the “Premium Cap”), and if such premium for such tail insurance would exceed the Premium Cap, then Axalta shall obtain, or cause to be obtained, D&O Insurance, which based upon consultation between the Parties in good faith, provides the maximum limits on liability available at a cost equal to the Premium Cap.

9.2.2

In the event that MergeCo or any of its successors or assigns (other than pursuant to the Merger) (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer, including by means of a demerger or spin-off, all or substantially all of its properties or assets to any Person, then, in each case, MergeCo shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in clauses 9.1, 9.2 and 9.3.

9.3	Third-Party Beneficiaries

The obligations of any of the Parties under this clause 9 shall be subject to any restrictions of Applicable Law and shall not be terminated or modified in such a manner as to adversely affect any Person to whom clause 9.1 or 9.2 applies without the consent of such affected Person (it being expressly agreed that the indemnitees to whom clause 9.1 applies and the insureds under the D&O Insurance to which clause 9.2 applies shall be third-party beneficiaries (with own right of demand) in the context of this clause 9 (Indemnification and insurance)).

10	DEBT FINANCING AND REFINANCING

10.1	Debt Financing

10.1.1

AkzoNobel shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or advisable to enter into, as promptly as practicable during the Interim Period, a Debt Financing Commitment for an amount sufficient, together with available cash on balance and other available funding sources, to pay the Pre-Completion Distribution and refinance the Axalta Term Loans (the “Minimum Committed Financing Amount” and, any borrowings pursuant to such Debt Financing Commitment or in substitution thereof, a “Debt Financing”), including using reasonable best efforts to (i) enter into the Debt Financing Commitment and definitive Debt Financing Documents, in each case, in consultation with Axalta in accordance with clause 10.1.2, (ii) satisfy on a timely basis or obtain the waiver of all conditions to funding applicable to AkzoNobel contained in the Debt Financing Commitment, and (iii) in consultation with Axalta, based on an assessment of aggregate liquidity expected to be available at the Effective Time and the amount of borrowings under the Debt Financing required to pay the Pre-Completion Distribution and refinance the Axalta Term Loans, consummate one or more Debt Financings prior to, or substantially concurrently with, the Effective Time.

10.1.2

AkzoNobel shall use its reasonable best efforts to enter into the Debt Financing Commitment and any potential Debt Financing on reasonable market terms available at such time with respect to structure and seniority, maturity profile and pricing, in each case with the aim of maintaining an investment grade credit rating with S&P Global and Moody’s. AkzoNobel shall keep Axalta informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing Commitment and the proposed terms thereof and of any potential Debt Financing, and shall take into consideration any timely and reasonable requests from Axalta as to the terms of the Debt Financing Commitment and any potential Debt Financing, it being understood that AkzoNobel shall at all times retain the right to enter into such documentation relating to the Debt Financing Commitment and the Debt Financing it deems fit, taking into account reasonable market terms available at such time with respect to structure and seniority, maturity profile and pricing, in each case with the aim of maintaining an investment grade credit rating with S&P Global and Moody’s. AkzoNobel shall promptly upon request provide to Axalta copies of the definitive agreements in respect of the Debt Financing Commitment and any Debt Financing.

10.1.3

AkzoNobel shall give Axalta prompt written notice (in any event within two (2) Business Days) after the occurrence of any of the following: (i) any material breach of the Debt Financing Commitment by any party to the Debt Financing Commitment or any uncurable event or circumstance that makes a condition precedent to the Debt Financing unable to be satisfied, in each case, of which AkzoNobel becomes aware, or any termination of all or a portion of the Debt Financing, (ii) the receipt of any notice or other communication from any party to the Debt Financing Commitment with respect to any (A) actual or alleged breach or default, termination or repudiation by any party to the Debt Financing Commitment of any provisions of the Debt Financing Commitment of which AkzoNobel becomes aware or (B) material dispute between or among any parties to the Debt Financing Commitment with respect to the obligation to fund any portion of the loans committed thereunder, and (iii) if at any time AkzoNobel determines in good faith for any reason that AkzoNobel will not be able to obtain all or any portion of the loans on the terms contemplated by the Debt Financing Commitment. As soon as reasonably practicable, but in any event within two (2) Business Days following the date that Axalta delivers to AkzoNobel a written request, AkzoNobel shall use reasonable best efforts to provide any information reasonably requested by Axalta relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

10.2	Refinancing

During the Interim Period, AkzoNobel shall use its reasonable best efforts to refinance the AkzoNobel 2026 Notes on commercially reasonable terms.

10.3	Debt Financing and Refinancing Cooperation

With respect to each of the covenants set forth in clauses 10.1 and 10.2 above, Axalta agrees to, and to cause each of its, and if necessary, its Affiliates’ respective, senior management, employees, accountants, legal counsel, financial advisors and other advisors to, during the Interim Period, provide reasonable cooperation as may be reasonably requested by AkzoNobel or any of its Affiliates in connection with the arrangements, issuance or syndication of any financing or refinancing efforts in accordance with clauses 10.1 and 10.2 above, including, but not limited to, by:

(a)	responding, on a timely basis, to any reasonable information requests from AkzoNobel or any of AkzoNobel’s debt financing providers, including know your customer and due diligence inquiries;

(b)

providing reasonable and customary assistance to AkzoNobel in the preparation and delivery of any definitive financing documents, rating agency presentations, bank information memoranda, offering memoranda, private placement memoranda and other similar documents, including by causing its respective senior management, employees, accountants, legal counsel, financial advisors and other advisors to provide reasonable cooperation (including with respect to timeliness);

(c)

participating (including by making the senior management of Axalta, in each case with appropriate seniority and expertise, available to participate) in meetings, presentations, road shows, due diligence sessions (or other sessions with prospective lenders and investors) and sessions with rating agencies at such times and places as AkzoNobel may reasonably request; and

(d)	taking any other reasonable actions that are necessary or advisable to permit the consummation of the Debt Financing and the refinancing of the AkzoNobel 2026 Notes by AkzoNobel.

10.4	Cost Allocation

In the event the Merger is not consummated, all reasonable and documented out-of-pocket costs (including arrangement fees, commitment fees and other fees (including legal fees), penalties and interest and coupon payments) incurred by either AkzoNobel or Axalta as from the date of this Agreement in connection with arranging, implementing and utilising the Debt Financing Commitment shall be borne jointly by AkzoNobel and Axalta on a 50/50 basis. All costs (including arrangement fees, commitment fees and other fees (including legal fees), penalties and interest and coupon payments) incurred by AkzoNobel in connection with the refinancing of the AkzoNobel 2026 Notes shall be borne by AkzoNobel.

11	EQUITY PLANS

11.1	Axalta Equity Plans

11.1.1

At the Effective Time, except as set forth in clause 11.1.2, each Axalta RSU that is outstanding as of immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta RSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award (each, an “Assumed RSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the corresponding Axalta RSU immediately prior to the Effective Time multiplied by the Exchange Ratio; provided that, if any fractional AkzoNobel Ordinary Shares would result from such conversion, then, in lieu of such fractional share, the holder of such Axalta RSU shall receive a cash payment (rounded to the nearest whole cent), without interest, equal to the product of such fraction and the amount described in clause 2.3.5(a)(ii) of Schedule 4 (the “Fractional RSU Consideration”). Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta RSUs pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or, in each case, as amended consistent with the terms of this Agreement).

11.1.2

At the Effective Time, each Axalta RSU that is outstanding immediately prior to the Effective Time and (a) is vested as of immediately prior to the Effective Time or (b) is held by (i) a former Axalta Service Provider or (ii) a non-employee member of the Axalta Board, in each case, whether or not vested immediately prior to the Effective Time (each Axalta RSU described in the foregoing subclauses (a) and (b), a “Terminating Axalta RSU Award”), by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying such Terminating Axalta RSU Award, the AkzoNobel Share Consideration, as if such Terminating Axalta RSU Award had been settled in Axalta Ordinary Shares immediately prior to the Effective Time, plus cash in lieu of fractional shares as provided for under clause 2.3.5 of Schedule 4 (collectively, the “Terminating Axalta RSU Award Consideration”).

11.1.3

At the Effective Time, except as set forth in clause 11.1.4, each Axalta PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta PSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award (each, an “Assumed PSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the Axalta PSU immediately prior to the Effective Time (based on the Axalta Deemed Performance Level) multiplied by the Exchange Ratio; provided that, if any fractional AkzoNobel

Ordinary Shares would result from such conversion, then, in lieu of such fractional share, the holder of such Axalta PSU shall receive a cash payment (rounded to the nearest whole cent), without interest, equal to the product of such fraction and the amount described in clause 2.3.5(a)(ii) of Schedule 4 (the “Fractional PSU Consideration”). Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta PSUs pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or, in each case, as amended consistent with the terms of this Agreement).

11.1.4

At the Effective Time, each Axalta PSU that is outstanding immediately prior to the Effective Time and (i) is held by a former Axalta Service Provider or (ii) for which the applicable performance period has been completed as of immediately prior to the Effective Time (each, Axalta PSU described in the foregoing subclauses (i) and (ii), a “Terminating Axalta PSU Award”), by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta PSU Award, shall fully vest (based on, for Terminating Axalta PSU Awards covered only under clause (i), the Axalta Deemed Performance Level or, for Terminating Axalta PSU Awards covered under clause (ii), based on actual performance through the last day of the applicable performance period (as determined in good faith by the Compensation Committee of the Axalta Board)) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying the Terminating Axalta PSU Award (determined as provided above), the AkzoNobel Share Consideration, as if such Terminating Axalta PSU Award had been settled in Axalta Ordinary Shares immediately prior to the Effective Time, plus cash in lieu of fractional shares as provided for under clause 2.3.5 of Schedule 4 (collectively, the “Terminating Axalta PSU Award Consideration”).

11.1.5

At the Effective Time, except as set forth in clause 11.1.6, each Axalta Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall be assumed by AkzoNobel and shall be converted into a stock option (each, an “Assumed Option”) with respect to a number of AkzoNobel Ordinary Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Axalta Ordinary Shares underlying the Axalta Option immediately prior to the Effective Time, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Axalta Ordinary Shares of such Axalta Option divided by (ii) the Exchange Ratio. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta Option pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or as amended consistent with the terms of this Agreement).

11.1.6

At the Effective Time, each Axalta Option that is outstanding immediately prior to the Effective Time and is held by a former Axalta Service Provider, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive a number of AkzoNobel Ordinary Shares (if any) equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Axalta Shares underlying the Axalta Option immediately prior to the Effective Time less (ii) a number of Axalta Shares having a fair market value (determined by reference to the closing price of an Axalta Share on the trading day immediately preceding the Effective Time) equal to the aggregate exercise price applicable to such Axalta Option (the “Terminating Axalta Option Consideration”). For the avoidance of doubt, each such Axalta Option for which the applicable per-share exercise price exceeds the closing price of an Axalta Share on the trading day immediately preceding the Effective Time shall be cancelled as of the Effective Time for no consideration.

11.1.7

The Terminating Axalta RSU Award Consideration, Terminating Axalta PSU Award Consideration, Terminating Axalta Option Consideration, Fractional RSU Consideration and Fractional PSU Consideration shall be delivered as soon as reasonably practicable following the Effective Time and in no event later than Axalta’s second regularly scheduled payroll date following the Effective Time, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients (which withholding Taxes for any such consideration settleable in AkzoNobel Ordinary Shares shall be satisfied by retaining a number of AkzoNobel Ordinary Shares having a fair market value equal to the minimum statutory amount required to be withheld). Notwithstanding anything in this clause 11.1.7 to the contrary, with respect to any Axalta RSU or Axalta PSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be treated as contemplated by this clause 11.1.7 at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Axalta Equity Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

11.1.8

Prior to the Effective Time, Axalta, the Axalta Board or the appropriate committee thereof shall adopt any resolutions, provide any notices, and take any other action reasonably necessary to effectuate the provisions of clauses 11.1.1 through 11.1.7.

11.1.9

Prior to the Effective Time, AkzoNobel and the AkzoNobel Boards or any appropriate committee thereof shall take all corporate actions that are reasonably necessary for the assumption of the Assumed RSU Awards, Assumed PSU Awards and Assumed Options pursuant to clauses 11.1.1, 11.1.3 and 11.1.5, including the reservation, issuance and listing of AkzoNobel Ordinary Shares as necessary to effect the transactions contemplated by clauses 11.1.1, 11.1.3 and 11.1.5. As soon as practicable following the Effective Time, MergeCo shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) to register the issuance of AkzoNobel Ordinary Shares underlying such Assumed RSU Awards, Assumed PSU Awards and Assumed Options to holders of such Assumed RSU Awards, Assumed PSU Awards and Assumed Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed RSU Awards, Assumed PSU Awards and Assumed Options remain outstanding.

11.2	AkzoNobel Equity Plans

11.2.1

At the Effective Time, each AkzoNobel RSU that is outstanding as of immediately prior to the Effective Time shall remain outstanding following the Effective Time, and shall continue to have, and shall be subject to, the same terms and conditions as applied to such AkzoNobel RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger’’ vesting provisions applicable to such AkzoNobel RSUs in accordance with Part A of the Disclosure Letter).

11.2.2

At the Effective Time, each AkzoNobel PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of AkzoNobel, Axalta or any of their respective Affiliates or any holder of such AkzoNobel PSU, shall be converted into a restricted stock unit award (each, a “Continuing AkzoNobel PSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of AkzoNobel Ordinary Shares underlying the AkzoNobel PSU immediately prior to the Effective Time (based on the AkzoNobel Deemed Performance Level). Each Continuing AkzoNobel PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding AkzoNobel PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such AkzoNobel PSUs in accordance with Part A of the Disclosure Letter).

11.2.3

At the Effective Time, each AkzoNobel SMR that is outstanding as of immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall continue to have, and shall be subject to, the same terms and conditions as applied to such AkzoNobel SMR immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to the AkzoNobel SMRs in accordance with Part A of the Disclosure Letter).

11.2.4

Prior to the Effective Time, AkzoNobel, the AkzoNobel Management Board or the AkzoNobel Supervisory Board or the appropriate committee thereof shall adopt any resolutions, provide notices, and take any other action reasonably necessary to effectuate the provisions of clauses 11.2.1 through 11.2.3.

11.3	Post-Completion Equity Plans

11.3.1

As soon as reasonably possible after the date of this Agreement but in any event prior to Completion, AkzoNobel and Axalta shall in good faith develop and agree on appropriate equity or equity-based incentive plans and programs for all or some of the directors of MergeCo and employees of MergeCo and its Subsidiaries to be implemented for the period commencing on, and taking effect on, the Completion Date (the “Post-Completion Equity Plans”).

11.3.2

As soon as reasonably practicable after the date of this Agreement, and in any event within fifteen (15) Business Days after the date of this Agreement, the Parties shall establish a steering committee to coordinate the process to develop the Post-Completion Equity Plans and agree on the structure and implementation of the Post-Completion Equity Plans (the “SteerCo”). Each Party shall appoint two (2) representatives to the SteerCo. The SteerCo shall:

(a)	meet regularly (which may be via video or teleconference) to discuss the Post-Completion Equity Plans;

(b)

ensure that a remuneration advisor of good standing, with the required experience in respect of incentive plans applicable to companies of the size, nature and reach of MergeCo, will be engaged as soon as reasonably practicable, and coordinate with and instruct such remuneration advisor to advise on the design and set up of the Post-Completion Equity Plans, it being understood that the costs to engage such advisor for such services rendered prior to Completion shall be split evenly between AkzoNobel and Axalta; and

(c)

develop a timeline, specific milestones and decision-making process for the development, approval and implementation of the Post-Completion Equity Plans, taking into account any statutory employee co-determination requirements.

11.4	Tax

For the avoidance of doubt, any payment or award made, or deemed awarded or made, or any benefit realized, or deemed realized, by or to (current and former) individual employees of the AkzoNobel Group or the Axalta Group (as applicable) pursuant to, or otherwise following from, this clause 11 (Equity Plans) or the incentive plans described herein or contemplated actions in respect thereof shall be subject to any applicable Taxes, including wage withholding tax and social security contributions to be withheld on or from the relevant payments or awards. To the extent that such amounts are so withheld and paid to the appropriate Tax Authority, they shall be treated for all purposes of this Agreement as having been paid to such respective person in respect of which such withholding was made.

12	INTERIM PERIOD AND FURTHER UNDERTAKINGS

12.1	Conduct during Interim Period

12.1.1

Subject to applicable Competition Laws, during the period from the date of this Agreement until the earlier of (i) the Effective Time or (ii) the valid termination of this Agreement in accordance with clause 15 (Termination) (such period being referred to as the “Interim Period”), each of AkzoNobel and Axalta shall:

(a)	use its reasonable best efforts to conduct its business, and shall procure that its Subsidiaries conduct their businesses, in the ordinary course of business in all material respects;

(b)

use its reasonable best efforts to (i) preserve intact its business organization and material business relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and other third parties with which it has material business relationships and (ii) keep available the services of its present officers and key employees; and

(c)	comply, and procure that its Subsidiaries shall comply, with the covenants set out in Schedule 7 (Interim Period: AkzoNobel) or Schedule 8 (Interim Period: Axalta), as applicable.

12.1.2	Nothing in clause 12.1.1 restricts any member of the AkzoNobel Group or the Axalta Group from taking any action or refraining from taking any action:

(a)	expressly contemplated or expressly permitted by this Agreement;

(b)

consented to in advance by, in the case of the AkzoNobel Group, Axalta and, in the case of the Axalta Group, AkzoNobel, in each case, in writing (which consent shall not unreasonably be withheld, conditioned or delayed);

(c)	set forth on Part A of the Disclosure Letter (Interim Period Exceptions: AkzoNobel) or Part B of the Disclosure Letter (Interim Period Exceptions: Axalta); or

(d)	required to comply with any Applicable Law.

12.1.3

When requested to grant its consent pursuant to clause 12.1.2(b), the other Party shall, as soon as reasonably practicable, and in any event within ten (10) Business Days, after having received a written request pursuant to clause 20.9 for consent containing all information reasonably required in connection with such request, inform (e-mail being sufficient) the other Party whether or not it consents to the proposed action, failing which the consent will be deemed to have been given.

12.2	Third party consents

During the Interim Period, each of AkzoNobel and Axalta shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to obtain, as promptly as practicable, any consents, waivers and approvals under any of its or its Affiliates’ respective material agreements, contracts, licenses or leases, required or advisable to be obtained from any third party in order to consummate the Merger and any other transactions as contemplated in or required to give performance to this Agreement, other than the Regulatory Clearances (which shall be subject to clauses 3.3 through 3.5); provided, however, that neither AkzoNobel or Axalta nor any of their respective Affiliates shall have any obligation to pay any money, make any concessions, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection therewith, except to the extent that such obligation is required under the applicable agreement, contract, license or lease as in effect as of the date of this Agreement or under Applicable Law.

12.3	Merger Planning

12.3.1

Subject to applicable Competition Laws or other Applicable Law, each of AkzoNobel and Axalta will use their respective reasonable best efforts to provide, and will procure that their respective Subsidiaries and respective Representatives will use their respective reasonable best efforts to provide, upon reasonable prior written notice and during normal business hours, the other Party and its advisors reasonable access to such Party’s and its Subsidiaries’ officers, senior employees, premises, documents and advisors, and all such information and documentation thereof, as may reasonably be requested by the other Party to make the necessary preparations for the implementation of the Merger.

12.3.2

Without limiting the generality of the foregoing, and subject to applicable Competition Laws or other Applicable Law, each of AkzoNobel and Axalta shall use its reasonable best efforts to (i) give the requesting Party and its advisors access to such information and (ii) give such presentations and provide such financial information and forecasts, in the case of each of clauses (i) and (ii), to the extent reasonably requested by the requesting Party:

(a)	to complete any necessary filings and notifications;

(b)	for benchmarking and preparation purposes; or

(c)	otherwise to progress the Merger or any other transactions as contemplated in or required to give performance to this Agreement.

12.3.3	Notwithstanding anything to the contrary contained herein, neither AkzoNobel or Axalta nor any of their respective Affiliates or Representatives shall be required to:

(a)

take any action that, in the good faith determination of the Party receiving the request, would unreasonably interfere with the conduct of its or its Subsidiaries’ business or create an unreasonable risk of damage or destruction to any property or assets of such Party or any of its Subsidiaries;

(b)

provide (i) any information the disclosure of which is prohibited or restricted under any Applicable Law or subject to legal privilege or (ii) any information with respect to which the Party receiving the request or any of its Subsidiaries owes a duty of contractual confidentiality to a third-party or for which disclosure would cause competitive harm to the Party receiving the request or its Subsidiaries if the Merger is not consummated; or

(c)	take any action that would conflict with or violate any Applicable Law,

provided that the Party receiving the request shall use its reasonable best efforts (i) to allow for such access or disclosure in a manner that does not result in any of the foregoing in this clause 12.3.3 or (ii) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to both AkzoNobel and Axalta. The Party receiving the request shall advise the requesting Party in such circumstances that it is unable to comply with the requesting Party’s reasonable requests for information pursuant to the immediately preceding sentence, and the Party receiving the request shall reasonably describe the reasons why such information is being withheld.

12.3.4

Any information provided by or on behalf of a Party under this clause 12.3 or knowledge obtained in any review or investigation pursuant to this clause 12.3 shall be held in confidence pursuant to the terms of the Confidentiality Agreement. No investigation by either AkzoNobel or Axalta or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either AkzoNobel or Axalta, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each of AkzoNobel and Axalta shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

12.4	MergeCo Remuneration Policy

12.4.1

The Parties shall discuss in good faith and mutually agree on the MergeCo Remuneration Policy, as soon as reasonably practicable after the date of this Agreement, and in any event prior to the initial filing of the Form F-4, taking into account the terms set forth in this Agreement, current compensation entitlements and market practice in relevant jurisdictions.

13	EXCLUSIVITY

13.1	Exclusivity

13.1.1

For the purposes of this Agreement, the “Exclusivity Period” shall mean the period commencing on the date of this Agreement and ending on the earlier of the Effective Time and the valid termination of this Agreement in accordance with clause 15 (Termination).

13.1.2

During the Exclusivity Period, except as expressly permitted pursuant to clause 14 (Superior Proposal), each of AkzoNobel and Axalta shall not, and shall ensure that its Subsidiaries and its and its Subsidiaries’ directors, officers and employees shall not, and shall direct its and its Subsidiaries’ agents, advisers or other Representatives acting on its or its Subsidiaries’ behalf (together the “Relevant Persons”) not to:

(a)

directly or indirectly, initiate, approach, solicit or knowingly encourage (including by way of furnishing non-public information or confidential information or data), or knowingly facilitate or knowingly induce, any inquiry or the making, submission or announcement of any proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an Alternative Proposal;

(b)

enter into, continue or participate in any discussions or negotiations with any third-party with respect to an Alternative Proposal (other than informing third parties of the provisions contained in this clause 13 and clause 14);

(c)

provide any non-public or confidential information or data (including by granting access to its books or records) relating to the AkzoNobel Group or Axalta Group, as applicable, or their respective businesses to any third party with respect to an Alternative Proposal;

(d)

grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);

(e)	approve or recommend, or propose publicly to approve or recommend, any Alternative Proposal;

(f)

approve, adopt, enter into or recommend, or propose to approve, adopt enter into or recommend, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal; or

(g)	propose publicly or agree to do any of the foregoing.

13.1.3

During the Exclusivity Period, the relevant Party (i) shall promptly (and in any event within twenty-four (24) hours) provide the other Party with written notice of the receipt of, and the material terms and conditions of, and the identity of the Person(s) making, any Alternative Proposal or any written communication, invitation, approach or enquiry, or any request for non-public information, received by such Party or any of its Relevant Persons with respect to, or that would reasonably be expected to lead to, any Alternative Proposal, and (ii) shall keep the other Party informed on a reasonably prompt basis (and in any case, within twenty-four (24) hours) of any significant development of (including any significant amendment or proposed amendment to) such Alternative Proposal or other written communication, invitation, approach, enquiry, or request for non-public information with respect to, or that would reasonably be expected to lead to, any Alternative Proposal (including by delivering copies of any proposals, counterproposals and drafts of agreements exchanged between the relevant Party or any of its Relevant Persons, on the one hand, and such third-party, on the other hand). Following receipt of an Alternative Proposal, the relevant Party shall continue to cooperate with and support the Merger subject to the terms and upon the conditions of this Agreement.

13.1.4

Each of AkzoNobel and Axalta hereby confirms that it and its Relevant Persons are on the date of this Agreement not in contact, discussions or negotiations with any third-party regarding an Alternative Proposal.

14	SUPERIOR PROPOSAL

14.1	Superior Proposal

14.1.1

Notwithstanding anything to the contrary contained in clause 4, in respect of AkzoNobel prior to the satisfaction of the Merger Condition included in clause 3.1.1(e) and in respect of Axalta prior to the satisfaction of the Merger Condition included in clause 3.1.1(f), in the event that (i) AkzoNobel or Axalta receives an unsolicited bona fide written Alternative Proposal that did not result from a material breach of clause 13 (Exclusivity) (such Party, the “Offeree”), made by a Person who, in the reasonable opinion of the AkzoNobel Boards or the Axalta Board, as applicable, is a bona fide third-party and (ii) the AkzoNobel Boards or the Axalta Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is or would reasonably be expected to result in an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable:

(a)

the Offeree shall be permitted to provide non-public information with respect to it and its Subsidiaries to the Person(s) making such Alternative Proposal, but only if (i) such Person(s) has entered into a confidentiality agreement with the Offeree containing material terms that are not materially less restrictive in the aggregate than the Confidentiality Agreement, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Offeree’s ability to consummate the Merger and any other transactions as contemplated in or required to give performance to this Agreement or to comply with its disclosure obligations to the other Party pursuant to this Agreement, and (ii) prior to or contemporaneously with furnishing any such non-public information to such Person(s), it furnishes such non-public information to the other Party to the extent the other Party has not previously been provided with such information; and

(b)	the Offeree shall be permitted to consider such Alternative Proposal and engage in discussions or negotiations regarding such Alternative Proposal.

14.1.2

As soon as the AkzoNobel Boards or the Axalta Board, as applicable, has determined that an Alternative Proposal does not constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, the Offeree shall, to the extent permitted under Applicable Law, inform the other Party promptly thereof and shall confirm to the other Party that the AkzoNobel Boards or the Axalta Board, as applicable, continue to unanimously support and recommend the Merger and that the Offeree has ceased to consider such Alternative Proposal and terminated discussions and negotiations regarding such Alternative Proposal and has requested the return or destruction of all confidential information provided to the Person(s) making such Alternative Proposal, it being understood that these confirmations by the Offeree will be made public if such Alternative Proposal has also been communicated in public.

14.1.3

As soon as the AkzoNobel Boards or the Axalta Board, as applicable, has determined, at any time prior to the satisfaction of, in respect of AkzoNobel, the Merger Condition included in clause 3.1.1(e), and in respect of Axalta, the Merger Condition included in clause 3.1.1(f), that an Alternative Proposal constitutes an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, and subsequently accepts such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, (i) the Offeree may terminate this Agreement and (ii) the AkzoNobel Boards or the Axalta Board, as applicable, may make an AkzoNobel Adverse Recommendation Change or an Axalta Adverse Recommendation Change, as applicable, provided that, in the case of each of clauses (i) and (ii):

(a)

such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, did not result from a material breach by the Offeree of its obligations under clause 13 (Exclusivity) or clause 14 (Superior Proposal);

(b)

the Offeree shall have provided to the other Party four (4) Business Days’ prior written notice, which shall (A) state expressly that it proposes to enter into such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, (B) include the material terms and conditions of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable (including the consideration or exchange ratio offered therein and the identity of the Person(s) that would enter into such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable), (C) include an unredacted copy of the definitive agreement in respect thereof and all other written materials, proposals, agreements or documents related to the AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, exchanged between the Offeree, on the one hand, and the Person(s) making such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, on the other hand (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, shall require a new notice and a new two (2) Business Day period) and (D) state expressly that, subject to clause (c) below:

(i)

the AkzoNobel Boards have determined to effect an AkzoNobel Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), and have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an AkzoNobel Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), would be inconsistent with their fiduciary duties under the laws of The Netherlands; or

(ii)

the Axalta Board has determined to effect an Axalta Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), and has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Axalta Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), would be inconsistent with its fiduciary duties under the laws of Bermuda; and

prior to making such an AkzoNobel Adverse Recommendation Change or Axalta Adverse Recommendation Change, as applicable, or terminating this Agreement in accordance with clause 15.1.1(f), to the extent requested in writing by the other Party, engaged in good faith negotiations with the other Party during such four (4) or two (2) Business Day period, as applicable, to amend this Agreement in such a manner that the Alternative Proposal ceases to constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable; and

(c)

no earlier than the end of the four (4) or two (2) Business Day period, as applicable, the AkzoNobel Boards or Axalta Board, as applicable, shall have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that, in light of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, and taking into account any revised terms proposed by the other Party, such Alternative Proposal continues to constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, and that the failure to effect an AkzoNobel Adverse Recommendation Change or Axalta Adverse Recommendation Change, as applicable, or terminate this Agreement in accordance with clause 15.1.1(f) would continue to be inconsistent with the fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands or the fiduciary duties of the Axalta Board under the laws of Bermuda, as applicable.

15	TERMINATION

15.1	Termination by AkzoNobel or Axalta

15.1.1	This Agreement and the rights and obligations hereunder will terminate:

(a)	if AkzoNobel and Axalta agree so in writing;

(b)

by notice in writing given by either of AkzoNobel or Axalta to the other, if (x) a court or other Governmental Authority of competent jurisdiction has issued an Order or (y) if any Governmental Authority of competent jurisdiction has enacted after the date hereof an Applicable Law that remains in force and effect, in the case of each of (x) and (y):

(i)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(ii)	to the extent not related to a Competition Law or Foreign Investment Law, in a Material Business Jurisdiction,

that permanently enjoins, prevents or prohibits the consummation of the Merger and, in respect of such Order, shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this clause 15.1.1(b) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of such Order or Applicable Law;

(c)

by notice in writing given by either of AkzoNobel or Axalta to the other, if any of the Merger Conditions have not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement by 23:59 Central European Time on 18 May 2027 (the “Initial Long Stop Date”); provided, however, that if Completion has not occurred by such date and time and at such date and time the Merger Conditions set out in (i) clause 3.1.1(k), if the Order or Applicable Law relates to or is based on a Regulatory Clearance, or (ii) clause 3.1.1(a) have not been satisfied or waived in accordance with this Agreement and each of the other Merger Conditions has been satisfied or waived or remains capable of satisfaction as of the Initial Long Stop Date, then the Initial Long Stop Date shall automatically be extended to 18 November 2027 (the “Extended Long Stop Date”); provided, further, that the right to terminate this Agreement pursuant to this clause 15.1.1(c) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of the non-satisfaction of the relevant Merger Condition;

(d)	prior to the adoption of the AkzoNobel Completion Resolutions, by notice in writing given by Axalta to AkzoNobel following an AkzoNobel Adverse Recommendation Change;

(e)	prior to the adoption of the Axalta Completion Resolution, by notice in writing given by AkzoNobel to Axalta following an Axalta Adverse Recommendation Change;

(f)

by notice in writing given by either of AkzoNobel or Axalta to the other in connection with such first Party’s acceptance of an AkzoNobel Superior Proposal or an Axalta Superior Proposal, respectively, subject to, and in accordance with, the terms and conditions of clause 14.1.3;

(g)

by notice in writing given by Axalta to AkzoNobel if any of the representations and warranties of AkzoNobel contained in Schedule 9 (Representations and Warranties of AkzoNobel) fails to be true and correct, which failure (i) would give rise to the failure of the Merger Condition set out in clause 3.1.1(c) (Breach Representations and Warranties of AkzoNobel) and (ii) (x) is not reasonably capable of being cured by the Long Stop Date or (y) if such failure is reasonably capable of being cured by AkzoNobel, is not cured by AkzoNobel within thirty (30) calendar days after the delivery by Axalta of written notice of such failure to AkzoNobel (or, if sooner, the Long Stop Date); provided that the right to terminate this Agreement under this clause 15.1.1(g) shall not be available to Axalta if it is then in breach of this Agreement such that the Merger Condition set out in clause 3.1.1(d) (Breach Representations and Warranties and Covenants of Axalta) would not be satisfied at such time;

(h)

by notice in writing given by AkzoNobel to Axalta if any of the representations and warranties of Axalta contained in Schedule 10 (Representations and Warranties of Axalta) fails to be true and correct, which failure (i) would give rise to the failure of the Merger Condition set out in clause 3.1.1(d) (Breach Representations and Warranties of Axalta) and (ii) (x) is not reasonably capable of being cured by the Long Stop Date or (y) if such failure is reasonably capable of being cured by Axalta, is not cured by Axalta within thirty (30) calendar days after the delivery by AkzoNobel of written notice of such failure to Axalta (or, if sooner, the Long Stop Date), provided that the right to terminate this Agreement under this clause 15.1.1(h) shall not be available to AkzoNobel if it is then in breach of this Agreement such that the Merger Condition set out in clause 3.1.1(c) (Breach Representations and Warranties and Covenants of AkzoNobel) would not be satisfied at such time;

(i)

by notice in writing given by either of AkzoNobel or Axalta to the other, if such other Party (i) has breached or failed to perform any of its covenants or obligations contained herein in any material respect or (ii) has committed Fraud with respect to the covenants or obligations contained herein, in each case, to the extent that any such breach, failure or Fraud:

(i)	has or would reasonably be expected to have material adverse consequences for the Merger or either or both of AkzoNobel and Axalta; and

(ii)

has not been remedied by the earlier of (i) thirty (30) days after receipt by such other Party of a written notice from the terminating Party of such breach and (ii) the Long Stop Date, provided that the right to terminate this Agreement under this clause 15.1.1(i) shall not be available to a Party if it is then in breach of this Agreement such that the Merger Condition set out in, in the case of AkzoNobel, clause 3.1.1(c) (Breach Representations and Warranties and Covenants of AkzoNobel) or, in the case of Axalta, clause 3.1.1(d) (Breach Representations and Warranties and Covenants of Axalta) would not be satisfied at such time;

(j)

by notice in writing given by either AkzoNobel or Axalta to the other if the AkzoNobel EGM (including any postponement or adjournment thereof) has concluded and the AkzoNobel Completion Resolutions are not adopted; or

(k)

by notice in writing given by either AkzoNobel or Axalta to the other if the Axalta EGM (including any postponement or adjournment thereof) has concluded and the Axalta Completion Resolution is not adopted.

15.2	Consequence of Termination

In the event of a valid termination of this Agreement by either AkzoNobel or Axalta pursuant to the terms of clause 15.1, this Agreement shall have no force or effect, and no liability or obligation on the part of AkzoNobel or Axalta (or their respective directors, officers, employees, shareholders, agents, advisors or other Representatives), other than clause 1 (Definitions and Construction), this clause 15.2 (Consequence of Termination), clause 16 (Termination Payment), clause 17 (Confidentiality and Public Announcements), clause 18.1 (Withholding) and clause 20 (Miscellaneous), which shall survive such termination, provided, however, that the termination of this Agreement shall not relieve any Party from any liability arising out of any Fraud or Wilful Breach by such Party of any covenant or obligation of this Agreement prior to such termination, and the aggrieved Party shall have the right to assert all rights and remedies available to it at law.

16	TERMINATION PAYMENT

16.1	Termination Payment AkzoNobel

AkzoNobel shall pay to Axalta by wire transfer of immediately available funds, by way of compensation for damages, fees and costs, a termination payment of EUR 150,000,000 (one hundred fifty million euro) in cash (the “AkzoNobel Termination Payment”), exclusive of (reverse charge) VAT, if any, if this Agreement is terminated by:

(a)	Axalta pursuant to clause 15.1.1(d) (AkzoNobel Adverse Recommendation Change), in which case payment shall be made within five (5) calendar days following such termination;

(b)	AkzoNobel pursuant to clause 15.1.1(f) (Superior Proposal) in connection with an AkzoNobel Superior Proposal, in which case payment shall be made on the date of such termination;

(c)	or

(i)	AkzoNobel or Axalta pursuant to clause 15.1.1(c) (Long Stop Date);

(ii)	Axalta or AkzoNobel pursuant to clause 15.1.1(j) (Failure to Adopt AkzoNobel Completion Resolutions);

(iii)	Axalta pursuant to clause 15.1.1(g) (Failure of Merger Condition with respect to AkzoNobel Representations); or

(iv)	Axalta pursuant to clause 15.1.1(i) (Breach of AkzoNobel Covenants),

and, in each case in this clause (c):

(A)

prior to such termination and after the date of this Agreement, an Alternative Proposal with respect to AkzoNobel was publicly announced, publicly made known or, except in the case of clause (c)(ii), made to either of the AkzoNobel Boards and, in each case, not withdrawn; and

(B)

on or prior to the twelve (12) month anniversary of such termination of this Agreement, (x) a transaction constituting an Alternative Proposal with respect to AkzoNobel is consummated or (y) a definitive agreement providing for an Alternative Proposal with respect to AkzoNobel is entered into by AkzoNobel or any of its Subsidiaries, in which case payment shall be made no later than the earlier to occur of (I) consummation of such Alternative Proposal or (II) such definitive agreement being entered into.

Solely for the purposes of this clause 16.1(c) and clause 16.2(c), the term “Alternative Proposal” shall have the meaning assigned to such term in Schedule 1 (Definitions) except that all references to “25%” therein shall be deemed to be references to “50%”.

16.2	Termination Payment Axalta

Axalta shall pay to AkzoNobel by wire transfer of immediately available funds, by way of compensation for damages, fees and costs, a termination payment of EUR 150,000,000 (one hundred fifty million euro) in cash (the “Axalta Termination Payment”), exclusive of (reverse charge) VAT, if any, if this Agreement is terminated by:

(a)	AkzoNobel pursuant to clause 15.1.1(e) (Axalta Adverse Recommendation Change), in which case payment shall be made within five (5) calendar days following such termination;

(b)	Axalta pursuant to clause 15.1.1(f) (Superior Proposal) in connection with an Axalta Superior Proposal, in which case payment shall be made on the date of such termination;

(c)	or

(i)	AkzoNobel or Axalta pursuant to clause 15.1.1(c) (Long Stop Date);

(ii)	Axalta or AkzoNobel pursuant to clause 15.1.1(k) (Failure to Adopt Axalta Completion Resolution);

(iii)	AkzoNobel pursuant to clause 15.1.1(h) (Failure of Merger Condition with respect to Axalta Representations); or

(iv)	AkzoNobel pursuant to clause 15.1.1(i) (Breach of Axalta Covenants),

and, in each case in this clause (c):

(A)

prior to such termination and after the date of this Agreement, an Alternative Proposal with respect to Axalta was publicly announced, publicly made known, or, except in the case of clause (c)(ii), made to the Axalta Board and, in each case, not withdrawn; and

(B)

on or prior to the twelve (12) month anniversary of such termination of this Agreement, (x) a transaction constituting an Alternative Proposal with respect to Axalta is consummated or (y) a definitive agreement providing for an Alternative Proposal with respect to Axalta is entered into by Axalta or any of its Subsidiaries, in which case payment shall be made no later than the earlier to occur of (I) consummation of such Alternative Proposal or (II) such definitive agreement being entered into.

Solely for the purposes of clause 16.1(c) and this clause 16.2(c), the term “Alternative Proposal” shall have the meaning assigned to such term in Schedule 1 (Definitions) except that all references to “25%” therein shall be deemed to be references to “50%”.

16.3	Payment of Termination Payment

16.3.1

Notwithstanding anything to the contrary contained in this Agreement, in no event shall either AkzoNobel or Axalta be required to make the payment set forth in this clause 16 (Termination Payment) on more than one occasion.

16.3.2	Subject to clause 15.2, clause 16.5.2 and clause 16.5.3:

(a)

Axalta’s and AkzoNobel’s right to receive the termination payment pursuant to, respectively, clause 16.1 or clause 16.2 shall be without prejudice to any other claim for damages of that Party or any of its Affiliates against the other Party, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers, employees, members, Affiliates, agents or advisors (collectively, “Related Parties”) for any losses or damages suffered or incurred in excess of the amount of the termination payment actually received by such Party as a result of, arising out of or in connection with the termination of this Agreement, the abandonment of the Merger or any breach or failure to perform hereunder or in connection with this Agreement; and

(b)	nothing in this clause 16 shall release any Party from liability arising out of any Fraud or Wilful Breach by such Party of any covenant or obligation of this Agreement.

16.4	Tax

16.4.1

The Parties shall take the position that any termination payment as referred to in clause 16 (Termination Payment) is (i) not treated as a supply of goods or a supply of services under the law governing VAT of any applicable European Union member state, or (ii) otherwise exempt from VAT. Except as otherwise required by Applicable Law, each Party shall act in a manner consistent with the foregoing, including filing Tax Returns consistent therewith, and shall use its reasonable best efforts to contest any contrary position in a Tax Audit or similar proceeding.

16.4.2

Notwithstanding clause 16.4.1, if any VAT is due by AkzoNobel in respect of the AkzoNobel Termination Payment by way of the reverse charge mechanism (btw-verleggingsregeling), such VAT shall be for the account of AkzoNobel. In no event shall any VAT be deducted from the AkzoNobel Termination Payment, and Axalta shall be under no obligation to reimburse AkzoNobel from any such VAT due by AkzoNobel.

16.4.3

Notwithstanding clause 16.4.1, if any VAT is due by Axalta in respect of the Axalta Termination Payment by way of a reverse charge mechanism or similar mechanism, such VAT shall be for the account of Axalta. In no event shall any VAT be deducted from the Axalta Termination Payment, and AkzoNobel shall be under no obligation to reimburse Axalta from any such VAT due by Axalta.

16.5	Specific Performance and Related Provisions

16.5.1

Each Party shall have the right to demand specific performance (nakoming vorderen) of the provisions of this Agreement by the other Parties. The Parties agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions in accordance with clause 20.11 (Governing law and forum) to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the other transactions contemplated by this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

16.5.2

The Parties agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason. In the event any Party seeks any remedy referred to in clause 16.5.1, such Party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in clause 16.5.1 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument.

16.5.3

The Parties further agree that (i) by seeking the remedies provided for in clause 16.5.1, a Party shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement, including, subject to clause 15.2, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in clause 16.5.1 are not available or otherwise are not granted, and (ii) nothing contained in this clause 16.5 shall require any Party hereto to institute any proceeding for (or limit such Party’s right to institute any proceeding for) specific performance under this clause 16.5 before exercising any termination right under clause 15.1 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this clause 16.5 or anything contained in this clause 16.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of clause 15.1 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, in no event shall AkzoNobel or Axalta be entitled to both (i) specific performance to cause the other to consummate the transactions contemplated by this Agreement, including the Merger, and (ii) the payment of, as applicable, the Axalta Termination Payment or the AkzoNobel Termination Payment.

16.5.4

The provisions of Section 6:92, paragraphs 2 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

16.5.5

Unless explicitly provided otherwise in this Agreement, any payment obligation of AkzoNobel or Axalta pursuant to clause 16 (Termination Payment) shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by AkzoNobel or Axalta, as applicable.

17	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

17.1	Announcement, Filings and Other Public Statements

17.1.1

The execution of this Agreement will be announced immediately following its execution and in any event prior to the next opening of Euronext Amsterdam or, if earlier, prior to the next opening of NYSE following the execution of this Agreement by way of a press release issued jointly by AkzoNobel and Axalta (the “Joint Announcement”). A copy of the agreed Joint Announcement is attached hereto as Schedule 3 (Joint Announcement).

17.1.2

AkzoNobel and Axalta will reasonably cooperate in ensuring that all filings and notices related to the initial announcement of this Agreement and the transactions contemplated by this Agreement, including the Merger, required under (i) the Securities Act, (ii) the Exchange Act, (iii) Regulation (EU) No 596/2014 of 16 April 2014 on market abuse (the “MAR”), (iv) the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht) (the “Wft”) and the rules and regulations promulgated pursuant to the Wft and (v) the applicable rules and regulations of the NYSE, in each case, are timely and properly made.

17.1.3

Following issuance of the Joint Announcement, AkzoNobel and Axalta shall consult with each other before issuing any other press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement and the transactions contemplated by this Agreement, including the Merger, and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent practicable and permitted by Applicable Law, shall provide copies of any such press release or public statement (or any scripts for any conference calls) to the other Party and shall consider in good faith the comments of the other Party), provided, that the restrictions set forth in this clause 17.1.3 shall not apply to any such press release or public statement (i) made or proposed to be made by AkzoNobel in compliance with clause 4, (ii) made or proposed to be made by Axalta in compliance with clause 4, (iii) that consists of information previously disclosed in previous press releases or public statements made by any Party in compliance with this clause 17 or (iv) in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, as long as such statements consist of information previously disclosed in previous press releases or public statements made by any Party in compliance with this clause 17.

17.2	Confidentiality Agreement

The Confidentiality Agreement will remain in full force and effect subject to and in accordance with its terms, and in terms of any conflict with the provisions hereof, the Confidentiality Agreement shall prevail. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Effective Time.

18	TAX MATTERS

18.1	Withholding

18.1.1

Subject to clauses 16.4.2 and 16.4.3, but notwithstanding anything to the contrary in this Agreement, each of AkzoNobel and Axalta and any of their respective Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from any payments under or in connection with this Agreement such amounts as AkzoNobel or Axalta or any of their respective Affiliates or agents are required to deduct and withhold with respect to any such payments under applicable Tax law. Subject to applicable Tax law, and without limiting the foregoing in this clause 18.1.1, each of AkzoNobel and Axalta and any of their respective Affiliates or agents (including any third-party paying agent) may retain a portion of the AkzoNobel Share Consideration otherwise payable to any Person pursuant to this Agreement and sell such retained AkzoNobel Share Consideration on behalf of such Person in order to make any deduction or withholding that is required to be made under applicable Tax law with respect to amounts payable to such Person. To the extent such amounts are so withheld and paid to the appropriate Governmental Authority by AkzoNobel, Axalta or any of their respective Affiliates or agents, as the case may be, they shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. The Parties shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would otherwise be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Tax laws in respect of Taxes.

18.2	U.S. Tax Matters

18.2.1

For U.S. federal income Tax purposes, it is the intent of the Parties that (i) the Merger and the Contribution, taken together, are treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code, (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and (iii) no owner of a direct or indirect interest in Axalta (other than an owner that owns five percent (5%) or more (applying the attribution rules of Section 318 of the Code, as modified by Section 958(b) of the Code) of either the total voting power or the total value of the stock of AkzoNobel for purposes of Treasury Regulations Section 1.367(a)-3(b)(1) following the Merger and the Contribution that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)) should recognize gain under Section 367(a) of the Code in connection with the Merger and the Contribution (clauses (i), (ii) and (iii), together, the “Merger Intended Tax Treatment”).

18.2.2

Prior to the Effective Time, none of Axalta, AkzoNobel or any of their respective Subsidiaries shall take or cause to be taken any action that would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment. Except as otherwise required by Applicable Law, the Parties shall, and shall cause their Affiliates to, treat, for U.S. federal income tax purposes, the Merger and the Contribution consistently with the Merger Intended Tax Treatment. No Party shall, or shall permit its Affiliates to, take any position for U.S. federal income Tax purposes inconsistent therewith, except to the extent otherwise required by a “determination” under Section 1313 of the Code or other Applicable Law. Notwithstanding any provision in this Agreement to the contrary, none of Axalta, AkzoNobel, any of their respective Subsidiaries or the Surviving Corporation shall have any liability or obligation to any holder of Axalta Ordinary Shares or AkzoNobel Ordinary Shares should the Merger or the Contribution fail to qualify for the Merger Intended Tax Treatment.

18.2.3

Each of AkzoNobel and Axalta shall notify the other in writing as soon as practicable if, before the Eﬀective Time, such Party knows or has reason to believe that the Merger and the Contribution may not qualify for the Merger Intended Tax Treatment.

18.2.4

Each of AkzoNobel and Axalta shall use its reasonable best efforts to cause its officers to execute and deliver to Cravath, Swaine & Moore LLP or Davis Polk & Wardwell LLP, as applicable, customary tax representation letters with respect to the Merger Intended Tax Treatment, in form and substance reasonably satisfactory to such advisor at such time or times as such advisor shall reasonably request, including (A) on the date the Form F-4 shall have been declared effective by the SEC, (B) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Form F-4, (C) at the Effective Time and (D) on such other dates as determined reasonably necessary or appropriate by such advisor.

18.3	Pillar 2 and CAMT

18.3.1

Each of AkzoNobel and Axalta shall cooperate in good faith and shall use its reasonable best efforts to seek to agree upon (i) the status of each of AkzoNobel and Axalta and their respective Subsidiaries under Pillar 2 or CAMT, (ii) the positions to be taken in any Tax Return for or with respect to Pillar 2 or CAMT and any elections or choices to be made under applicable Pillar 2 or CAMT Laws by each of the AkzoNobel Group and the Axalta Group, and their respective Affiliates, to the extent such actions would reasonably be expected to have material implications under, or in respect of, Pillar 2 or CAMT and (iii) ongoing consultation arrangements with respect to transactions that would reasonably be expected to have material implications for the each of the AkzoNobel Group and the Axalta Group under, or in respect of, Pillar 2 or CAMT, in each case subject to customary confidentiality and clean-team arrangements.

19	EMPLOYEE MATTERS

19.1.1

MergeCo agrees that each employee of AkzoNobel, Axalta or any of their respective Subsidiaries employed by MergeCo or any of its Subsidiaries as of immediately following the Effective Time (each such employee, a “Post-Merger Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with (i) a base salary or base wage rate, as applicable, that is no less favourable than the base salary or base wage rate, as applicable, provided to such Post-Merger Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favourable than the target annual cash bonus opportunities provided to such Post-Merger Employee immediately prior to the Effective Time, (iii) severance payments and benefits that are no less favourable than the severance payments and benefits applicable to such Post-Merger Employee immediately prior to the Effective Time and (iv) other compensation and benefits (excluding for this purpose, defined benefit pension, post-employment welfare benefits, equity-based compensation and change of control, retention or other one-time awards) that are substantially comparable in the aggregate to the compensation and benefits provided to such Post-Merger Employee immediately prior to the Effective Time.

19.1.2

For the avoidance of doubt, any contemplated changes to the emoluments of Post-Merger Employees mentioned in clause 19.1.1 after the period mentioned in clause 19.1.1 shall occur in accordance with Applicable Law.

19.1.3

From and after the Effective Time, with respect to any employee health, medical, dental, prescription drug or vision plans established or maintained by MergeCo or any of its Affiliates for the benefit of the Post-Merger Employees, MergeCo and its Affiliates shall use their respective reasonable best efforts to (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period under all such plans, except to the extent such pre-existing condition, exclusion, actively-at-work requirement or waiting period would have applied to such individual under the corresponding Axalta Benefit Plan or AkzoNobel Benefit Plan, as applicable, prior to the Effective Time and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time occurs.

19.1.4

From and after the Effective Time, MergeCo shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to provide credit to Post-Merger Employees for their service with AkzoNobel or any of its Subsidiaries or Axalta or any of its Subsidiaries, as applicable, as of or immediately prior to the Effective Time for all purposes as such service was credited under the AkzoNobel Benefit Plans or Axalta Benefit Plans, as applicable, as of immediately prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or with respect to any defined benefit pension plan, retiree medical plan, equity or equity-based award granted after the Effective Time.

19.1.5

Notwithstanding the foregoing in this clause 19 and to the extent permitted by Applicable Law, with respect to any Post-Merger Employee who is, or becomes, subject to a Labour Agreement, all compensation and benefits treatment and terms and conditions of employment afforded to such Post-Merger Employee shall be provided in accordance with such Labour Agreement and the terms of this clause 19 shall not apply.

19.1.6

Any cash-based bonus, commission, sale or incentive plans or programs established by AkzoNobel or Axalta following the date of this Agreement shall be administered consistent with the terms set forth in paragraph (k) of Part A of the Disclosure Letter or paragraph (f) of Part B of the Disclosure Letter, as applicable. In addition, AkzoNobel shall take the actions described in paragraph (u) of Part A of the Disclosure Letter.

19.1.7

The provisions of this clause 19 are solely for the benefit of the Parties, and, without limiting the generality of clause 20.7, no Labour Organization, current or former AkzoNobel Service Provider or Axalta Service Provider, or any other individual associated with any of the foregoing, is or shall be regarded for any purpose as a third-party beneficiary of this Agreement. Notwithstanding anything to the contrary in this Agreement (but without prejudice to clause 11), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Benefit Plan, (ii) alter or limit the ability of AkzoNobel or Axalta or any of their Affiliates to amend, modify or terminate any Benefit Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this clause 19, (iv) subject to clause 7, prevent MergeCo or its Affiliates, after the Effective Time, from terminating the employment of any employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director or (v) be deemed to confer upon any Person any rights under or with respect to any Benefit Plan, and any such Person shall be entitled to look only to the express terms of any such Benefit Plan for his or her rights thereunder.

20	MISCELLANEOUS

20.1	Assignment

None of the Parties can assign, delegate or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties and such prohibited assignment shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assignees.

20.2	Costs

Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and any documents executed pursuant thereto.

20.3	No waiver

The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach. No single or partial exercise of any right preclude any other or further exercise thereof or of any other right. No provision of this Agreement may be waived or extended, except by a written instrument signed by the Party against whom the waiver or extension is to be effective.

20.4	No recission

To the extent permitted by Applicable Law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging), or demand in legal proceedings the annulment, rescission or dissolution in whole or in part of this Agreement, including on the basis of Section 7:17 of the DCC or (ii) invoke Section 6:228 of the DCC in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in Section 6:228, subsection 2 of the DCC. Furthermore, each of the Parties waives its rights, if any, to in whole or in part seek the alteration of this Agreement pursuant to Section 6:230 of the DCC.

20.5	Further assurances

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties give effect to the provisions of this Agreement.

20.6	Invalidity

If any term, covenant, provision or restriction of this Agreement is held to be invalid, void or unenforceable by a court of competent jurisdiction or other Governmental Authority, then so far as it is invalid, void or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement, to the extent that, given this Agreement’s substance and purpose, such remainder is not inextricably related to the (wholly or partially) invalid, void or unenforceable provision. The Parties shall use their respective reasonable best efforts to replace any invalid, void or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid, void or unenforceable provision.

20.7	Third party rights

Except as set out in clause 9 (Indemnification and insurance), this Agreement does not contain any stipulation in favour of any third-party (derdenbeding) and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties to this Agreement any right or remedy.

20.8	Entire agreement and amendment

This Agreement (including the Disclosure Letter and the Schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Merger and any preceding oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. Any variation, supplement or amendment to this Agreement is valid only if it is in writing and signed by each Party.

20.9	Notices

20.9.1	Any notices in connection with this Agreement must be:

(a)	in writing;

(b)

in English or, if there is no English version available, accompanied with an English translation. In the event of any conflict between the English text and the text in any other language, the English text shall prevail; and

(c)	delivered by hand, email, registered post or courier.

20.9.2	Axalta nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Axalta Coating Systems Ltd.

1050 Constitution Avenue, Philadelphia, Pennsylvania, United States of America 19112

Attention: Alex J. Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary

Email:    [***]

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue, New York, New York, United States of America 1001

Attention: Mark I. Greene; Aaron M. Gruber; Edward O. Minturn

Email:    [***]

20.9.3	AkzoNobel nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Akzo Nobel N.V.

Christian Neefestraat 2, 1077 WM Amsterdam

Attention:  Charlotte van Meer

Email:    [***]

with a copy (which shall not constitute notice) to:

De Brauw Blackstone Westbroek N.V.

Burgerweeshuisplein 201, 1076 GR Amsterdam

Attention:  Arne Grimme; Frank Hamming

Email:    [***]

20.9.4

A Party may from time to time nominate a different place of residence or contact person by notifying the other Party of that new place of residence or contact person in accordance with the terms hereof.

20.9.5

A notice will be effective upon receipt and will be deemed to have been received at the time of delivery (except, with respect to notice delivered via email, to the extent that a “bounce back” or similar message indicating non-delivery is received with respect thereto).

20.10	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment, including by .pdf, .tif, .gif, .jpg or similar attachment, or telecopy (each, an “Electronic Delivery”) shall be an effective mode of delivery. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defence to the formation of a contract, and each Party hereby forever waives any such defence, except to the extent that such defence relates to lack of authenticity.

20.11	Governing law and forum

20.11.1

Except for (i) the requirements of the Parties under the Exchange Act and the Securities Act, which shall be interpreted, construed and governed by and in accordance with the laws of the United States, and (ii) the requirements of AkzoNobel Sub, the board of directors of AkzoNobel Sub, Axalta and the Axalta Board under the Companies Act, which shall be interpreted, construed and governed by and in accordance with the laws of Bermuda, each without regard to the conflict of laws principles thereof, this Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed exclusively by and in accordance with the laws of the Netherlands without regard to the conflict of laws principles thereof.

20.11.2

Except as provided in clause 20.11.3, all disputes arising out of or in connection with this Agreement and the documents to be entered into pursuant to it, save as explicitly provided therein, including disputes concerning their existence and validity, shall be finally and exclusively resolved by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of arbitration (the “ICC Rules”), taking into account that:

(a)	the Emergency Arbitrator Provisions shall not apply;

(b)	the Expedited Procedure Provisions shall not apply;

(c)	no award or procedural order made in the arbitration shall be published;

(d)	the place of the arbitration will be London, the United Kingdom. The language of the arbitration will be English. The tribunal will decide in accordance with the rules of law;

(e)

the arbitral tribunal will consist of three (3) arbitrators. Each of AkzoNobel and Axalta will nominate an arbitrator in accordance with the ICC Rules. The co-arbitrators will jointly nominate the president of the tribunal within twenty (20) Business Days after the last of their confirmations or appointments in the absence of which the ICC will appoint the president; and

(f)	the Parties agree to document production in accordance with the IBA Rules on Evidence in International Commercial Arbitration.

20.11.3

Prior to the constitution of an arbitral tribunal pursuant to clause 20.11.2, the Parties may request conservatory or interim measures pursuant to clause 16.5, including actions to enforce any award stemming from such measures, before the Netherlands Commercial Court, and each of the Parties hereby irrevocably consents to the jurisdiction of the Netherlands (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, it being understood and agreed that the consents to jurisdiction and venue set forth in this clause 20.11.3 shall not be construed as general consents to service of process in such jurisdiction or venue.

20.11.4

Any arbitration award issued pursuant to this clause 20.11 (Governing law and forum) shall be final and binding on the Parties, and the Parties undertake to carry out any award without delay. Judgment on the award rendered by such arbitrators may be entered in any court having jurisdiction over the award or over the relevant Party or its assets. Each Party to any such dispute submitted to arbitration pursuant to this clause 20.11 (Governing law and forum) shall bear its own expenses and costs associated with the submission of such dispute to arbitration. By agreeing to arbitration, the Parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a Party to a court shall not be deemed incompatible with, or a waiver of this agreement to arbitrate.

20.11.5

This clause 20.11 (Governing law and forum) shall also apply to disputes arising out of or in connection with agreements which are connected with this Agreement or the Merger, unless the relevant agreement expressly provides otherwise.

20.12	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ G.M.E. Poux-Guillaume	/s/ M.J. de Vries
Akzo Nobel N.V.	Akzo Nobel N.V.
By: G.M.E. Poux-Guillaume	By: M.J. de Vries
Title: Chief Executive Officer	Title: Chief Executive Officer

/s/ Chris Villavarayan
Axalta Coating Systems Ltd.
By: Chris Villavarayan
Title: Chief Executive Officer & President

Schedule 1 Definitions

1	Definitions

Capitalised terms, including those used in the recitals of this Agreement, shall have the following meaning:

“2026 Pre-Completion Distribution AkzoNobel Dividends” has the meaning given to it in paragraph (c) of Part A of the Disclosure Letter;

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, re-examination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Agreement” has the meaning given to it in recital (J);

“AkzoNobel” has the meaning given to it in recital (1);

“AkzoNobel 2026 Notes” means the EUR 500,000,000 aggregate principal amount of 1.125% Notes due 2026 issued by AkzoNobel pursuant to the amended and restated Trust Deed dated February 25, 2016, by and among AkzoNobel, Akzo Nobel Sweden Finance AB (publ), incorporated as a public limited liability company in the Kingdom of Sweden (with registration number 556768-4062), and The Law Debenture Trust Corporation p.l.c., as trustee;

“AkzoNobel Adverse Recommendation Change” has the meaning set out in clause 4.5;

“AkzoNobel American Depositary Receipt Program” means the American Depositary Receipt program of AkzoNobel sponsored by Deutsche Bank Trust Company Americas;

“AkzoNobel Benefit Plans” means each Benefit Plan that is sponsored, maintained or contributed to by, or required to be contributed to by, AkzoNobel, any of its Subsidiaries or any AkzoNobel ERISA Affiliate or with respect to which AkzoNobel or any of its Subsidiaries or any AkzoNobel ERISA Affiliate has or may have any liability, for the benefit of any current or former AkzoNobel Service Provider;

“AkzoNobel Board of Management” has the meaning given to it in recital (H);

Schedule 1 Definitions

“AkzoNobel Boards” has the meaning given to it in recital (H);

“AkzoNobel Circular” means a shareholder circular relating to the AkzoNobel EGM prepared in accordance with Applicable Law;

“AkzoNobel Completion Resolutions” means the resolutions set forth in clauses (a), (b), (c), and (d) of Schedule 5 (AkzoNobel Resolutions);

“AkzoNobel Data Room” means the virtual data room hosted on behalf of AkzoNobel on Datasite titled “Eagles”;

“AkzoNobel Deemed Performance Level” means the greater of (i) the target performance level and (ii) the level of performance based solely on AkzoNobel’s actual performance through the latest date preceding the Effective Time as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period), as determined by the Remuneration Committee of the AkzoNobel Supervisory Board in good faith consultation with Axalta, provided that actual performance may reasonably be adjusted following good faith consultation with Axalta to reflect the impact of the Merger;

“AkzoNobel Disclosed Information” means (a) this Agreement, (b) the information contained in the AkzoNobel Data Room as of 18:00 Amsterdam time on 16 November 2025, (c) any AkzoNobel Reports publicly available at least two (2) Business Days prior to the date of this Agreement and (d) any information provided by AkzoNobel to Axalta pursuant to the confidentiality agreement between the Parties dated 22 October 2025, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any historical factual information contained within such sections shall not be excluded;

“AkzoNobel EGM” has the meaning given to it in clause 4.1;

“AkzoNobel EGM Materials” has the meaning given to it in clause 4.3;

“AkzoNobel Equity Awards” means, collectively, AkzoNobel RSUs and AkzoNobel PSUs and AkzoNobel SMRs;

“AkzoNobel Equity Plans” means AkzoNobel’s Executive Long Term Incentive Plan, Non-Executives Long Term Incentive Plan and Executive Committee Members Long Term Incentive Plan and the AkzoNobel Share Matching Program, in each case, as in effect from time to time;

Schedule 1 Definitions

“AkzoNobel ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) which is treated with AkzoNobel or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code;

“AkzoNobel Fairness Opinions” has the meaning given to it in clause 4.16.1;

“AkzoNobel Financial Statements” has the meaning set out in clause 6.5 of Schedule 9;

“AkzoNobel Group” means AkzoNobel and its Subsidiaries;

“AkzoNobel India Transaction” means AkzoNobel’s sale of its shareholding in Akzo Nobel India Limited to JSW Paints Limited pursuant to, and in accordance with, the share purchase agreement dated as of 27 June 2025, by and between AkzoNobel and JSW Paints Limited, as included in the AkzoNobel Data Room;

“AkzoNobel Intellectual Property” has the meaning given to it in clause 15.2 of Schedule 9;

“AkzoNobel Leased Real Property” has the meaning given to it in clause 17 of Schedule 9;

“AkzoNobel Material Contract” has the meaning given to it in clause 14.1 of Schedule 9;

“AkzoNobel Material Warranty Breach” means:

(a)

any of the representations and warranties set forth in paragraph 1, 2.3, 2.4, 3 or 20 or clause (i) of paragraph 4 of Schedule 9 (Representations and Warranties of AkzoNobel) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all material respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

(b)

any of the representations and warranties set forth in paragraph 2.1 of Schedule 9 (Representations and Warranties of AkzoNobel) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all respects as of Completion as if made on and as of Completion except for de minimis inaccuracies (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct except for de minimis inaccuracies as of such earlier date); and

Schedule 1 Definitions

(c)

any of the representations and warranties set forth in Schedule 9 (Representations and Warranties of AkzoNobel), other than those representations and warranties described in clause (a) and (b) of this definition, not being true and correct in all respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) would, either individually or in the aggregate, not have a Material Adverse Effect;

“AkzoNobel Ordinary Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel Owned Intellectual Property” has the meaning given to it in clause 15.3 of Schedule 9;

“AkzoNobel Owned Real Property” has the meaning given to it in clause 17.1 of Schedule 9;

“AkzoNobel Preferred Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel Priority Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel PSU” means a restricted stock unit award in respect of AkzoNobel Shares granted by AkzoNobel under an AkzoNobel Equity Plan or otherwise that is subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions;

“AkzoNobel Real Property” has the meaning given to it in clause 17.2 of Schedule 9;

“AkzoNobel Recommendation” has the meaning given to it in clause 4.4(b);

“AkzoNobel Reports” means any report, schedule, form statement or other document of AkzoNobel as published in AFM registers since 1 January 2023;

“AkzoNobel Resolutions” has the meaning given to it in clause 4.2;

“AkzoNobel RSU” means a time-vesting restricted stock unit award in respect of AkzoNobel Shares granted by AkzoNobel under an AkzoNobel Equity Plan or otherwise (not including any AkzoNobel PSU);

Schedule 1 Definitions

“AkzoNobel Securities” has the meaning given to it in clause 2.3 of Schedule 9;

“AkzoNobel Senior Management” has the meaning given to it in clause (k) of Schedule 7;

“AkzoNobel Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of AkzoNobel or any of its Subsidiaries;

“AkzoNobel Share Consideration” has the meaning given to it in clause 2.3.1 of Schedule 4;

“AkzoNobel Share Matching Program” means the AkzoNobel Share Matching Program and Minimum Shareholding Requirement (Executive Committee), effective May 1, 2021;

“AkzoNobel Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel SMR” means a conditional right to receive AkzoNobel Shares pursuant to the AkzoNobel Share Matching Program;

“AkzoNobel Sub” has the meaning given to it in recital (D);

“AkzoNobel Sub Share” means the ordinary shares of par value USD 1.00 each in the capital of AkzoNobel Sub;

“AkzoNobel Superior Proposal” means a bona fide unsolicited written Alternative Proposal (substituting the term “fifty percent (50%)” for the term “twenty-five percent (25%)”), that is binding on the relevant third party (subject only to the valid termination of this Agreement) and that did not result from a material breach of clause 13 (Exclusivity) or clause 14 (Superior Proposal), and that the AkzoNobel Boards have determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such Alternative Proposal and the Person making such Alternative Proposal (and taking into account any amendment or modification to this Agreement proposed by Axalta):

(a)

is more favourable to AkzoNobel and its shareholders, employees and other stakeholders than the Merger, explicitly taking into account (i) the synergies expected to be realized by MergeCo in connection with the Merger and the percentage of MergeCo that the AkzoNobel shareholders will own and (ii) (A) the transaction structure, (B) the certainty of execution and (C) the strategic rationale, in each case, of the Merger compared to the Alternative Proposal;

Schedule 1 Definitions

(b)	is reasonably likely to be consummated on the terms proposed; and

(c)

to the extent third party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation;

“AkzoNobel Supervisory Board” has the meaning given to it in recital (H);

“AkzoNobel Termination Payment” has the meaning given to it in clause 16.1;

“AkzoNobel Works Council” means the central works council of AkzoNobel;

“AkzoNobel Works Council Consultation” has the meaning given to it in clause 3.6.2;

“Alternative Proposal” means any offer or proposal for, or any indication of interest in, whether through one or several related transactions, (a) any direct or indirect acquisition (x) of AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, equalling at least twenty-five per cent (25%) of AkzoNobel or Axalta’s respective issued share capital or (y) leading to a holding of at least twenty-five per cent (25%) of the voting rights in AkzoNobel’s or Axalta’s respective shareholder meeting, (b) any direct or indirect acquisition of AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, as may trigger a mandatory offer for AkzoNobel or Axalta under Applicable Laws or any tender or exchange offer for AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, that would result in any Person(s) beneficially owning twenty-five per cent (25%) or more of AkzoNobel’s issued share capital or voting rights in AkzoNobel’s shareholder meeting or Axalta’s issued share capital or voting rights in Axalta’s shareholder meeting, as applicable, or (c) any direct or indirect acquisition of business or assets of the AkzoNobel Group or the Axalta Group, as applicable, which business or assets represent at least twenty-five per cent (25%) of (x) the total assets as presented in the audited consolidated balance sheet of AkzoNobel or Axalta, as applicable, or (y) the revenue or earnings as presented in the audited consolidated statement of income of AkzoNobel or Axalta, as applicable, in each case, for the financial year ended 31 December 2024, in each case, whether by direct or indirect acquisition or purchase, subscription, merger, amalgamation, scheme of arrangement, demerger, reorganisation, contribution, joint-venture, share exchange, consolidation, business combination, recapitalisation, liquidation, dissolution or similar transaction involving AkzoNobel or any AkzoNobel Group Company or Axalta or any Axalta Group Company, respectively, with a Person or Persons other than the other Party or any of its Affiliates, excluding, in each case, in respect of AkzoNobel, the AkzoNobel India Transaction;

“Amendment Time” means the date and time of execution of a Dutch notarial deed of amendment of the AkzoNobel articles of association in accordance with the MergeCo Articles of Association, which shall occur immediately following the Effective Time in accordance with clause 7.1(a);

Schedule 1 Definitions

“Anti-Corruption Laws” means any Applicable Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010;

“Applicable Jurisdiction” means a jurisdiction in which a filing is required to be made pursuant to clause 3.3.2.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, judgment, order, injunction, code, treaty (including any Tax treaty on income and capital) or decree of any Governmental Authority, including but not limited to the relevant Tax laws, the relevant Competition Laws, the relevant Foreign Investment Laws, MAR, Wft, DCC, Exchange Act, Securities Act, and Companies Act, that is legally binding upon and applicable to such Person or to the products, the business or the operations of such Person;

“Appraised Fair Value” has the meaning given to it in clause 2.4.1 of Schedule 4;

“as of the date of this Agreement” has the meaning given to it in clause 2(r) of Schedule 1;

“as of” has the meaning given to it in clause 2(c) of Schedule 1;

“Assumed Option” has the meaning given to it in clause 11.1.5;

“Assumed PSU Award” has the meaning given to it in clause 11.1.3;

“Assumed RSU Award” has the meaning given to it in clause 11.1.1;

“Axalta” has the meaning given to it in recital (2);

“Axalta Adverse Recommendation Change” has the meaning set out in 4.12;

“Axalta Benefit Plans” means each Benefit Plan that is sponsored, maintained or contributed to by, or required to be contributed to by, Axalta, any of its Subsidiaries or any Axalta ERISA Affiliate or with respect to which Axalta or any of its Subsidiaries or any Axalta ERISA Affiliate has or may have any liability for the benefit of any current or former Axalta Service Provider;

“Axalta Board” has the meaning given to it in recital (G);

“Axalta Completion Resolution” means the resolution set forth in clause (b) of Schedule 6 (Axalta Resolutions);

Schedule 1 Definitions

“Axalta Credit Agreement” means the Credit Agreement, dated February 1, 2013, by and among Axalta Coating Systems Dutch Holding B B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized and established under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, registered with the Trade Register of the Netherlands under number 55948308, Axalta Coating Systems U.S. Holdings, Inc., a corporation organized under the laws of Delaware, Axalta Coating Systems U.S., Inc. a corporation organized under the laws of Delaware, Axalta, the lenders from time to time party thereto and Barclays Bank PLC as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Axalta Data Room” means the virtual data room hosted on behalf of Axalta on Datasite titled “Kiwi”;

“Axalta Deemed Performance Level” means the greater of (i) the target performance level and (ii) the level of performance based solely on Axalta’s actual performance through the latest date preceding the Effective Time as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period), as determined by the Compensation Committee of the Axalta Board in good faith consultation with AkzoNobel, provided that actual performance may reasonably be adjusted following good faith consultation with AkzoNobel to reflect the impact of the Merger;

“Axalta Disclosed Information” means (a) this Agreement, (b) the information contained in the Axalta Data Room as of 18:00 Amsterdam time on 16 November 2025 and (c) any Axalta Reports publicly available at least two (2) Business Days prior to the date of this Agreement, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any historical factual information contained within such sections shall not be excluded;

“Axalta EGM” has the meaning given to it in clause 4.8;

“Axalta EGM Materials” has the meaning given to it in clause 4.10;

“Axalta Equity Awards” means, collectively, Axalta Options, Axalta PSUs and Axalta RSUs;

“Axalta Equity Plans” means Axalta’s Amended and Restated 2014 Incentive Award Plan and its Second Amended and Restated 2014 Incentive Award Plan, in each case, as in effect from time to time;

Schedule 1 Definitions

“Axalta ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) which is treated with Axalta or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code;

“Axalta Fairness Opinions” has the meaning given to it clause 4.16.2;

“Axalta Financial Statements” has the meaning given to it in clause 6.5 of Schedule 10;

“Axalta Group” means Axalta and its Subsidiaries;

“Axalta Intellectual Property” has the meaning given to it in clause 15.1 of Schedule 10;

“Axalta Leased Real Property” has the meaning given to it in 17.2 of Schedule 10;

“Axalta Material Contract” has the meaning given to it in clause 14.1 of Schedule 10;

“Axalta Material Warranty Breach” means:

(a)

any of the representations and warranties set forth in paragraph 1, 2.3, 2.4 or 3 or clause (i) of paragraph 4 of Schedule 10 (Representations and Warranties of Axalta) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all material respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

(b)

any of the representations and warranties set forth in paragraph 2.1 of Schedule 10 (Representations and Warranties of Axalta) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all respects as of Completion as if made on and as of Completion except for de minimis inaccuracies (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct except for de minimis inaccuracies as of such earlier date); and

(c)

any of the representations and warranties set forth in Schedule 10 (Representations and Warranties of Axalta), other than those representations and warranties described in clause (a) and (b) of this definition, not being true and correct in all respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) would, either individually or in the aggregate, not have a Material Adverse Effect;

Schedule 1 Definitions

“Axalta Option” means an option to acquire Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise;

“Axalta Ordinary Share” has the meaning given to it in clause 2.3.1 of Schedule 4;

“Axalta Owned Intellectual Property” has the meaning given to it in 15.3 of Schedule 10;

“Axalta Owned Real Property” has the meaning given to it in 17.1 of Schedule 10;

“Axalta Pre-Merger Bye-Laws” means the bye-laws of Axalta as amended and restated to include the following new bye-law:

“Merger or Amalgamation

A resolution proposed for consideration at a general meeting to approve the merger or amalgamation of the Company with any other company shall require the affirmative vote of a majority of the votes cast by Members that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting shall be as set forth in Bye-law 26.”;

“Axalta PSU” means a restricted stock unit award in respect of Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise granted subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions;

“Axalta Real Property” has the meaning given to it in 17.2 of Schedule 10;

“Axalta Recommendation” has the meaning given to it in clause 4.11;

“Axalta Registered Shareholder” means a registered holder of Axalta Ordinary Shares;

“Axalta Reports” any report, schedule, form statement or other document of Axalta filed with or furnished to the SEC since 1 January 2023;

“Axalta Resolutions” has the meaning given to it in clause 4.9;

Schedule 1 Definitions

“Axalta RSU” means a time-vesting restricted stock unit award in respect of Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise (not including any Axalta PSU);

“Axalta Securities” has the meaning given to it in clause 2.3 of Schedule 10;

“Axalta Senior Management” has the meaning given to it in clause (k) of Schedule 8;

“Axalta Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of Axalta or any of its Subsidiaries;

“Axalta Superior Proposal” means a bona fide unsolicited written Alternative Proposal (substituting the term “fifty percent (50%)” for the term “twenty-five percent (25%)”), that is binding on the relevant third party (subject only to the valid termination of this Agreement) and that did not result from a material breach of clause 13 (Exclusivity) or clause 14 (Superior Proposal), and that the Axalta Board has determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such Alternative Proposal and the Person making such Alternative Proposal (and taking into account any amendment or modification to this Agreement proposed by AkzoNobel):

(a)

is more favourable to Axalta than the Merger, explicitly taking into account (i) the synergies expected to be realized by MergeCo in connection with the Merger and the percentage of MergeCo that the Axalta shareholders will own and (ii) (A) the transaction structure, (B) the certainty of execution and (C) the strategic rationale, in each case, of the Merger compared to the Alternative Proposal;

(b)	is reasonably likely to be consummated on the terms proposed; and

(c)

to the extent third party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation;

“Axalta Term Loans” means the USD 1,679,330,404.07 aggregate principal amount of term loans under the Axalta Credit Agreement;

“Axalta Termination Payment” has the meaning set out in clause 16.2;

“Axalta Treasury Shares” has the meaning given to it in clause 2.1 of Schedule 10;

Schedule 1 Definitions

“Benefit Plan” means collectively, (i) any “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and (ii) any other pension, retirement, deferred compensation, profit sharing, bonus, commission, incentive, stock option, restricted stock, phantom equity, other equity or equity-based, employment, consulting, severance, change-of-control, retention, medical, dental, vision, life, disability, group insurance, paid-time off, holiday, welfare or fringe benefit or other compensation, remuneration or benefit plan, program, policy, contract, agreement or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated);

“Bermuda Statutory Merger Agreement” means the statutory merger agreement in the form set forth in Schedule 12 (Bermuda Statutory Merger Agreement) attached hereto, to be executed by each of the Parties in accordance with the terms hereof;

“Book Entry Shares” means outstanding non-certificated Axalta Ordinary Shares represented by entry in the register of shareholders of Axalta only;

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Hamilton, Bermuda; Amsterdam, the Netherlands; or New York, New York, United States are authorized or required by Applicable Law to close;

“CAMT” means the corporate alternative minimum tax under Sections 55, 56 and 59 of the Code, as amended by the Inflation Reduction Act, Pub. L. No. 117-169, § 10101(a)(1) (Aug. 16, 2022) (or any amended or successor version that is substantially comparable), and any current or future regulations or official interpretations thereof;

“Capitalisation Date” has the meaning given to it in clause 2.1 of Schedule 9;

“Certificate of Merger” has the meaning given to it in clause 1.2 of Schedule 4;

“Certificates” has the meaning given to it in clause 2.3.3 of Schedule 4;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Companies Act” means the Companies Act of 1981 (of Bermuda), as amended;

“Competition Laws” means any Applicable Law (whether national, international, federal, state or local) designed or intended to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or the significant impediment of effective competition;

“Completion” means the performance of all the actions to implement the Merger as set out in Schedule 4 (Merger) and the actions to implement the MergeCo governance as set out in clause 7.1;

Schedule 1 Definitions

“Completion Date” means the date on which the Completion occurs;

“Confidentiality Agreement” has the meaning given to it in recital (C);

“Continuing AkzoNobel PSU Award” has the meaning given to it in clause 11.2.2;

“Contribution” has the meaning given to it in clause 2.1.2(b);

“D&O Insurance” has the meaning given to it in clause 9.2.1;

“DCC” means the Dutch Civil Code;

“Debt Financing” has the meaning given to it in clause 10.1.1;

“Debt Financing Commitment” means a bridge loan facility commitment from one or more financial institutions providing for loans to AkzoNobel or its Subsidiaries in an aggregate principal amount not less than the Minimum Committed Financing Amount;

“Debt Financing Documents” means any credit agreement, indenture or any other definitive agreement entered into by AkzoNobel or any of its Subsidiaries in connection with a Debt Financing;

“Disclosed” means facts, matters or other information which have been included or provided in the AkzoNobel Disclosed Information or the Axalta Disclosed Information, as applicable, in such a manner and with such detail that a prudent individual who is knowledgeable in the relevant field reviewing the relevant information should reasonably be able to identify and assess the financial, legal, tax, commercial or other relevance of such disclosure;

“Dissenting Shareholders” means an Axalta Registered Shareholder who did not vote in favor of the Merger at the Axalta EGM and who complies with all of the provisions of the Companies Act concerning the right of an Axalta Registered Shareholder to require the appraisal of the fair value of his or her Axalta Ordinary Shares pursuant to section 106(6) of the Companies Act;

“Dissenting Shares” means Axalta Ordinary Shares held by a Dissenting Shareholder;

“Disclosure Letter” means the disclosure letter delivered by AkzoNobel and Axalta to each other concurrently with the execution and delivery by AkzoNobel and Axalta of this Agreement;

“Dutch GAAP” has the meaning given to it in clause 6.5 of Schedule 9;

“Dutch Works Councils Act” means the Dutch Works Councils Act (Wet op de Ondernemingsraden), including any rules and regulations promulgated thereunder;

Schedule 1 Definitions

“Effective Time” has the meaning given to it in clause 2.2;

“Electronic Delivery” has the meaning given to it in clause 20.10;

“Employee Consultation” has the meaning given to it in clause 3.6.1;

“Employment Practices” means Applicable Laws relating to labour, employment and employment practices (including discrimination and equal employment opportunity Laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings and layoffs, compensation and benefits, worker classification, exempt and non-exempt status, affirmative action and wages and hours;

“Environmental Laws” means all applicable and legally enforceable Applicable Laws or binding agreements with any Governmental Authority relating to pollution or protection of the environment or of human health, including employee health and safety (as relates to toxic or hazardous substances, materials or wastes), releases of toxic or hazardous substances, materials or wastes or the manufacture, processing, distribution, use, treatment, storage, disposal, release, transport or handling of toxic or hazardous substances, materials or wastes;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“EUR” has the meaning given to it in clause 2(h) of Schedule 1;

“Excess Shares” has the meaning given to it in clause 2.3.5(b) of Schedule 4;

“Exchange Act” has the meaning given to it in clause 3.7;

“Exchange Agent” has the meaning given to it in clause 3.1 of Schedule 4;

“Exchange Ratio” has the meaning given to it in clause 2.3.1 of Schedule 4;

“Exclusivity Period” has the meaning given to it in clause 13.1.1;

“Extended Long Stop Date” has the meaning given to it in clause 15.1.1(c);

“Fairness Opinions” has the meaning given to it in clause 4.16.1;

“Foreign Investment Laws” means Applicable Laws applicable in one or more jurisdictions designed to prohibit, restrict or regulate actions by (foreign) investors to acquire interests in domestic equities, securities, entities, assets, land or interests;

“Form F-4” has the meaning given to it in clause 3.1.1(g);

Schedule 1 Definitions

“Fractional PSU Consideration” has the meaning given to it in clause 11.1.3;

“Fractional RSU Consideration” has the meaning given to it in clause 11.1.1;

“Fraud” means fraud (bedrog) as set out in section 3:44(3) of the DCC;

“from” has the meaning given to it in clause 2(k) of Schedule 1;

“Governmental Authority” means any federal, state, local, foreign or supranational government, any court, administrative, regulatory, taxing or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body, U.S. or non-U.S., including the SEC, and further including any government or political subdivision thereof;

“Hazardous Materials” means any substance, material or waste that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant or words of similar meaning or effect under Environmental Law, including petroleum, oil, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances and radioactive materials or wastes;

“herein” has the meaning given to it in clause 2(e) of Schedule 1;

“hereof” has the meaning given to it in clause 2(e) of Schedule 1;

“hereunder” has the meaning given to it in clause 2(e) of Schedule 1;

“ICC” means the International Chamber of Commerce;

“ICC Rules” has the meaning given to it in clause 20.11.2;

“Ichthys Litigation’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Ichthys Party’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Ichthys Products’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“IFRS” has the meaning given to it in clause 6.5 of Schedule 9;

“including” has the meaning given to it in clause 2(d) of Schedule 1;

“Initial Long Stop Date” has the meaning given to it in clause 15.1.1(c);

Schedule 1 Definitions

“In-Scope Ichthys Project” has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Intellectual Property” has the meaning given to it in clause 15.1 of Schedule 9;

“Interim Period” has the meaning given to it in clause 12.1.1;

“Intervening Event” means any change, event, occurrence or effect occurring or arising after the date of this Agreement and prior to the AkzoNobel EGM or Axalta EGM, as applicable, that was not known to, or reasonably foreseeable by, the AkzoNobel Boards or Axalta Board, as applicable, as of the date of this Agreement (or, if known by the AkzoNobel Boards or the Axalta Board, as applicable, the consequences of which were not known or reasonably foreseeable as of the date of this Agreement), that has not arisen as a proximate result of any actions taken by AkzoNobel or Axalta, as applicable, in breach of this Agreement, which causes the AkzoNobel Boards or Axalta Board, as applicable, to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make an AkzoNobel Adverse Recommendation Change or an Axalta Adverse Recommendation Change, as applicable, in response thereto would be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the Laws of the Netherlands or the Axalta Board under the Laws of Bermuda, as applicable, provided, that in no event shall any change, event, occurrence or effect resulting or relating to:

(a)	any Alternative Proposal, or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal, or any matter relating thereto or consequence thereof;

(b)

any change, event, occurrence or effect in respect of the other Party, provided that the exception in this clause (b) shall not prevent or otherwise affect a determination that such change, event, occurrence or effect, to the extent in respect of the Party claiming the occurrence of an Intervening Event, has resulted in, or contributed to, an Intervening Event with respect to such Party (unless otherwise excluded by another prong of this definition);

(c)

the fact that AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, meet or exceed any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided that the exception in this clause (c) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such fact has resulted in, or contributed to, an Intervening Event (unless otherwise excluded by another prong of this definition);

Schedule 1 Definitions

(d)

a change in the market price, or change in trading volume, of the Axalta Ordinary Shares on the NYSE or the AkzoNobel Ordinary Shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant Party, provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change has resulted in, or contributed to, an Intervening Event (unless otherwise excluded by another prong of this definition);

(e)	the Regulatory Clearances or any matters relating thereto or arising therefrom, including any actions taken pursuant to clause 3.5;

(f)

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

(g)	changes in or the imposition of any tariffs, or any actions relating to trade wars;

(h)

the execution and delivery of this Agreement or the announcement or pendency of the Merger (including by reason of the identity of the other Parties or their Affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships); or

(i)	any events, developments, changes or circumstances related to, or any consequences of, the foregoing (other than to the extent explicitly carved-out in limbs (b), (c) and (d)),

constitute or be deemed to contribute to an Intervening Event;

“IT Assets” means any and all computers, software, firmware, middleware, servers, routers, hubs, switches, circuits, networks and data communications lines and all other information technology infrastructure and equipment;

“Joinder Agreement” has the meaning given to it in clause 2.1.1(c);

“Joint Announcement” has the meaning given to it in clause 17.1.1;

Schedule 1 Definitions

“knowledge” means (i) with respect to AkzoNobel, the actual knowledge after reasonable investigation of the: CEO; CFO; Chief Development Officer; CHRO; and General Counsel, and (ii) with respect to Axalta, the actual knowledge after reasonable investigation of the: CEO; CFO; Vice President, Global Strategy; CHRO; and General Counsel. None of these individuals shall have any personal liability or obligations regarding such knowledge;

“Labour Agreement” has the meaning given to it in 12.1 of Schedule 9;

“Labour Organization” means any labour union, trade union, labour organization, works council, collective bargaining organization or similar organization representing the interests of employees;

“Long Stop Date” means the Initial Long Stop Date or, if such date has been extended in accordance with clause 15.1.1(c), the Extended Long Stop Date;

“MAR” has the meaning given to it in clause 17.1.2;

“Material Adverse Effect” means any change, event, occurrence or effect that, individually or in the aggregate:

(a)

is, or would reasonably be expected to be, materially adverse to the financial condition, business or results of operations of AkzoNobel or Axalta, as applicable, and its respective Subsidiaries, taken as a whole;

(b)	prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of AkzoNobel or Axalta, as applicable, to consummate the Merger,

provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be considered in determining whether a Material Adverse Effect under limb (a) has occurred or would reasonably be expected to occur:

(i)

changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States, The Netherlands or elsewhere in the world where the AkzoNobel Group or the Axalta Group, as applicable, operates or where any of its products or services are sold;

(ii)	changes that are the result of factors generally affecting the industries, markets or geographical areas in which the AkzoNobel Group or the Axalta Group, as applicable, operates;

Schedule 1 Definitions

(iii)	changes in Dutch GAAP, U.S. GAAP, IFRS, applicable stock exchange rules or listing standards or any Law, or in the interpretation or enforcement thereof, after the date of this Agreement;

(iv)

any failure by AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition);

(v)

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

(vi)	any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to the Merger;

(vii)

any actions taken or omitted to be taken by AkzoNobel or any of its Subsidiaries or Axalta or any of its Subsidiaries, as applicable, that are required to be taken or omitted to be taken by this Agreement (other than clause 12.1) or any actions taken or omitted to be taken with, in the case of AkzoNobel, at Axalta’s written request, and, in the case of Axalta, at AkzoNobel’s written request;

(viii)

any change or announcement of a potential change in the credit rating or other rating of financial strength of AkzoNobel or any of its Subsidiaries or any of its securities or Axalta or any of its Subsidiaries or any of its securities, as applicable, provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change or potential change has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition);

Schedule 1 Definitions

(ix)

a decline in the market price, or change in trading volume, of the Axalta Ordinary Shares on the NYSE or the AkzoNobel Ordinary Shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant Party, provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition); and

(x)

any fact or development, including any advice, interim judgment, judgment, settlement or Order, in connection with, or any facts, developments, circumstances or allegations underlying (including additional claims or proceedings brought by any Ichthys Party, related to, or based upon substantially the same facts or circumstances as the facts from) the Ichthys Litigation; provided that, for the avoidance of doubt, this clause (x) shall not apply to any fact, development, circumstance or allegation related to the application of any AkzoNobel product other than the Ichthys Products on the In-Scope Ichthys Project;

(xi)

the execution and delivery of this Agreement or the announcement or pendency of the Merger (including by reason of the identity of the other Parties or their Affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships), provided, that the exception in this clause (x) shall not apply for purposes of the representations and warranties in clauses 5 or 6, respectively, that are expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Merger, or the Merger Conditions in clauses 3.1.1 (c) or 3.1.1 (d), respectively, with respect thereto;

provided further, that, with respect to subclauses (i), (ii), (iii) and (v), if such change, event, occurrence or effect disproportionately affects AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect;

Schedule 1 Definitions

“Material Business Jurisdiction” has the meaning given to it in paragraph 3 of Part C of the Disclosure Letter (Regulatory Clearances);

“MergeCo” has the meaning given to it in recital (D);

“MergeCo AkzoNobel Board Nominees” means the natural persons to be nominated by AkzoNobel in accordance with clause 7.2.3 for appointment as MergeCo Board member, in the following positions: (i) one (1) executive director, being the CEO, and (ii) three (3) non-executive directors, including the vice-chair;

“MergeCo Axalta Board Nominees” means the natural persons to be nominated by Axalta in accordance with clause 7.2.2 for appointment as MergeCo Board member, in the following position: (i) one (1) executive director, being the deputy CEO or the CFO, and (ii) three (3) non-executive directors, including the chair;

“MergeCo Articles of Association” means the articles of association of AkzoNobel as they will read effective as of the Amendment Time, in a form reasonably to be agreed upon by AkzoNobel and Axalta and consistent with the terms set forth in Schedule 11;

“MergeCo Authorizations” means the MergeCo Share Issuance Authorization, the MergeCo Repurchase Authorization and the MergeCo Cancellation Authorization;

“MergeCo Board” means the one tier board of executive and non-executive directors of MergeCo as of the amendment of AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association;

“MergeCo Board Nominees” means the MergeCo Axalta Board Nominees, the MergeCo AkzoNobel Board Nominees and the MergeCo Joint Board Nominees;

“MergeCo Board Rules” means the rules governing the MergeCo Board as they will read effective as of the Amendment Time, in a form reasonably agreed by AkzoNobel and Axalta and consistent with the terms set forth in Schedule 11;

“MergeCo Cancellation Authorization” means, subject to and with effect as per the Amendment Time, the proposal regarding the reduction of MergeCo’s share capital by cancelling ordinary shares in the capital of MergeCo consistent with the cancellation resolution adopted by the general meeting of AkzoNobel in the AkzoNobel annual general meeting held in 2025;

“MergeCo Joint Board Nominees” has the meaning given to it in clause 7.2.1(d);

Schedule 1 Definitions

“MergeCo Remuneration Policy” means the remuneration policy of the MergeCo Board as of the Amendment Time, in a form reasonably agreed by AkzoNobel and Axalta pursuant to clause 12.4;

“MergeCo Repurchase Authorization” means, subject to and with effect as per the Amendment Time, the proposal regarding the authorization of the MergeCo Board to acquire ordinary shares in MergeCo’s capital consistent with the repurchase authorization granted by the AkzoNobel general meeting to the AkzoNobel Board of Management in the AkzoNobel annual general meeting held in 2025;

“MergeCo Share Issuance Authorization” means, subject to and with effect as of the Amendment Time, the proposal regarding authorization of the MergeCo Board: (i) to issue – and grant subscription rights – to ordinary shares in the capital of MergeCo and (ii) to restrict or exclude pre-emptive rights allowed to shareholders by virtue of Applicable Law in respect of the issue of shares or the granting of subscription rights consistent with such authorizations granted by the AkzoNobel general meeting to the AkzoNobel Board of Management in the AkzoNobel annual general meeting held in 2025;

“Merger” has the meaning given to it in recital (D);

“Merger Application” has the meaning given to it in clause 1.2 of Schedule 4;

“Merger Code” has the meaning in clause 3.6.1;

“Merger Code Notifications” has the meaning given to it in clause 3.6.5;

“Merger Conditions” has the meaning given to it in clause 3.1;

“Merger Intended Tax Treatment” has the meaning given to it in clause 18.2.1;

“Merger Share Issuance” means the authorization of the AkzoNobel Board of Management, as approved by the AkzoNobel Supervisory Board prior to the date of this Agreement, to (i) issue AkzoNobel Ordinary Shares up to a maximum number sufficient to pay the AkzoNobel Share Consideration and (ii) limit or exclude pre-emptive rights in relation to the issuance referred to under limb (i) above;

“Minimum Committed Financing Amount” has the meaning given to it in clause 10.1.1;

“NYSE” has the meaning given to it in recital (B);

“OFAC” has the meaning given to it in clause 10.3 of Schedule 9;

“Offeree” has the meaning given to it in clause 14.1.1;

“or” has the meaning given to is in clause 2(l) of Schedule 1;

Schedule 1 Definitions

“Order” means any order, ruling, decision, judgment, writ, injunction, decree, award or other determination by any Governmental Authority;

“Other Employee Procedures” has the meaning given to it in clause 3.6.7;

“Permits” has the meaning given to it in clause 8.2 of Schedule 9 (Representations and Warranties of AkzoNobel);

“Person” has the meaning given to it in paragraph 2.1.1(b) of Schedule 1 (Definitions);

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address, telephone number, email address, financial account number, government-issued identifier), (b) any other data which identifies or may be reasonably used to identify, contact, or locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data;

“Pillar 2” means the global minimum tax rules developed by the organization for economic cooperation and development (OECD) implemented in Europe under minimum tax directive (Council Directive (EU) 2022/2523), as implemented in any jurisdiction through domestic legislation, regulations or international agreements, and any amendments, modifications or guidance issued in connection therewith;

“Post-Completion Equity Plans’’ has the meaning given to it in clause 11.3.1;

“Pre-Completion Distribution” has the meaning given to it in clause 2.3;

“Post-Merger Employee” has the meaning given to it in clause 19.1.1;

“Premium Cap” has the meaning given to it in clause 9.2.1;

“Privacy Laws” means all laws and regulations governing the Processing of Personal Information or breach notification relating thereto;

“Process” or “Processing” means any operation or set of operations, with respect to data or information, whether or not by automated means, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, erasure or destruction of such data or information or any other operation that is otherwise considered “processing” or similar term under applicable Privacy Laws;

“Prospectus Regulation” has the meaning given to it in clause 3.1.1(h);

“Prospectus Regulation Document” has the meaning given to it in clause 3.1.1(h);

Schedule 1 Definitions

“Proxy Statement/Prospectus” has the meaning given to it in clause 4.15.1;

“Registrar” has the meaning given to it in clause 1.2 of Schedule 4 (Merger);

“Regulatory Authorities” means any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including any federal, state, territorial, county, municipal or other government or governmental or quasigovernmental agency, arbitrator, authority, board, body, branch, bureau or comparable agency or commission, corporation, court, department, instrumentality, mediator, panel, system or other political unit or subdivision of any of the foregoing, responsible for the supervision or enforcement of any Competition Laws, Foreign Investment Laws, Foreign Subsidy Regulations or the FCA;

“Regulatory Clearances” means the licenses, certificates, permits, approvals, clearances, consents, waivers, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of any Regulatory Authority, as agreed between the Parties as set out in paragraph 1 (Regulatory filings and notifications) of Part C of the Disclosure Letter (Regulatory Clearances);

“Related Parties” has the meaning given to it in clause 16.3.2;

“Relevant Persons” has the meaning given to it in clause 13.1.2;

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person or its Affiliates;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“Schedule” means a schedule to this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” has the meaning given to it in clause 3.1.1(g);

“Security Incident” means (i) any cyber or data security incident, ransomware or malware attack or other incident that affects or compromises the confidentiality, integrity or availability of any IT Assets or (ii) any unlawful or unauthorized access to, acquisition of, disclosure, exfiltration, use, loss, alteration, destruction, compromise, theft or other unauthorized Processing of any Personal Information;

“SER” means the Social and Economic Council of the Netherlands (Sociaal-Economische Raad);

“SteerCo” has the meaning given to it in clause 11.3.2;

Schedule 1 Definitions

“Stichting Converted Shares” has the meaning given to it in recital (I);

“Stichting Support Agreement” has the meaning given to it in recital (I);

“Strikes” has the meaning given to it in clause 12.2 of Schedule 9 (Representations and Warranties of AkzoNobel);

“Subsidiary” means, with respect to any Person, any entity (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the DCC or section 86 of the Companies Act), whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is the general partner (in the case of a partnership) or managing member (in the case of a limited liability company) or (ii) at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries;

“Surviving Corporation” has the meaning given to it in clause 1.1 of Schedule 4;

“Tail Period” has the meaning given to it in clause 9.2.1;

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees in the nature of tax imposed by any Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding (including backup withholding), ad valorem, stamp, transfer, value-added (including VAT), gifts, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, minimum or estimated tax, and any liability for repayment of unlawful state aid in relation to taxation, in all cases whether by way of primary or secondary liability (either through assumption, transferee or successor liability or being or having been a member of an affiliated, consolidated, combined or unitary group or otherwise) or pursuant to a contractual obligation relating to taxation together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto (whether disputed or not);

“Tax Audit” means any audit, investigation, visit, inspection, assessment, discovery, access order, or other proceedings from any Tax Authority with respect to any Tax matter of AkzoNobel or Axalta, as applicable, or any of its Subsidiaries;

“Tax Authority” means any taxing or other governmental (local or central or otherwise), state or municipal authority or other fiscal, revenue, customs or excise authority, department, agency, body or office of any jurisdiction competent to impose any liability in respect of Taxation or responsible for the administration, collection or enforcement of any Applicable Law in relation to Taxation;

Schedule 1 Definitions

“Tax Return” means any report, return, document, election, declaration or other information or filing filed or required to be filed with or supplied to any Governmental Authority with respect to Taxes (and any amendments thereof) and any attachment or schedule thereto, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing;

“Terminating Axalta Option Consideration” has the meaning given to it in clause 11.1.6;

“Terminating Axalta PSU Award” has the meaning given to it in clause 11.1.4;

“Terminating Axalta PSU Award Consideration” has the meaning given to it in clause 11.1.4;

“Terminating Axalta RSU Award” has the meaning given to it in clause 11.1.2;

“Terminating Axalta RSU Award Consideration” has the given meaning to it in clause 11.1.2;

“Trade Unions” has the meaning given to it in clause 3.6.5;

“to” has the meaning given to it in clause 2(j) of Schedule 1;

“USD” has the meaning given to it in clause 2(h) of Schedule 1;

“U.S.” means the United States of America;

“U.S. GAAP” has the meaning given to it in clause 6.5 of Schedule 10;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC, and outside the European Union any Tax levied by reference to added value, sales or consumption;

“WARN” means the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended;

“WCA” has the meaning given to it in clause 3.6.1;

“Wft” has the meaning given to it in clause 17.1.2; and

Schedule 1 Definitions

“Wilful Breach” means a material breach of this Agreement that is the consequence of the breaching Party taking or failing to take action with actual knowledge that the action so taken or omitted to be taken would constitute a material breach of this Agreement.

2	Construction

2.1.1	In this Agreement, unless a contrary indication appears:

(a)	any reference to a “Party” also refers to its successors in title, permitted assignees and permitted transferees;

(b)

a “Person” includes any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, unincorporated association, organization, including a government or political subdivision or an agency or instrumentality thereof or other entity of any kind or nature;

(c)	“as of” includes the day or moment referred to by it;

(d)	“including” means including without limitation (whether or not such words or similar words are set forth), and all derivate terms are to be construed accordingly;

(e)	“to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(f)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g)	terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(h)	references to USD refer to U.S. dollars and references to EUR refer to European Union Euros;

(i)	references herein to this “Agreement” shall refer to “this Agreement and the Bermuda Statutory Merger Agreement” as the context requires;

(j)

references herein (whether capitalized or not) to a specific clause, subclause, recital, Schedule, Exhibit, or Disclosure Letter shall refer, respectively, to clauses, subclauses, recitals, schedules, exhibits, or disclosure letters of this Agreement;

Schedule 1 Definitions

(k)	with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(l)	the word “or” shall be disjunctive but not exclusive;

(m)	the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(n)	“writing”, “written” and comparable terms refer to printing, typing and other means of reproducing in a visible form;

(o)	words “made available to AkzoNobel” and “made available to Axalta” and words of similar import refer to AkzoNobel Disclosed Information or Axalta Disclosed Information, as applicable;

(p)

references herein to any law shall be deemed to refer to such law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part and in effect from time to time and to all rules and regulations promulgated thereunder (whether or not such words or similar words are set forth);

(q)

if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Applicable Law, shall be extended to the next succeeding Business Day; and

(r)	references herein to “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

2.1.2	The Disclosure Letter and the Schedules are part of this Agreement.

2.1.3	Headings do not affect the interpretation of this Agreement or the rights of the Parties hereunder.

2.1.4	Where the context permits, any reference to a gender includes all gender.

Schedule 1 Definitions

Schedule 2 Stichting Support Agreement

[Attached]

Schedule 2 Stichting Support Agreement

STICHTING SUPPORT AGREEMENT

Stichting Akzo Nobel (the “Stichting”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

17 November 2025

To: Akzo Nobel N.V. (“AkzoNobel”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

Axalta Coating Systems Ltd (“Axalta”)

1050 Constitution Avenue

Philadelphia, Pennsylvania

United States of America 19112

Attention: Alex J. Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary

Email: [***]

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, New York

United States of America 1001

Attention: Mark I. Greene; Aaron M. Gruber; Edward O. Minturn

Email: [***]

Subject: Stichting Support Agreement Dear Sirs/Madams,

Reference is made to the merger agreement to be entered into on the date hereof among AkzoNobel and Axalta (the “Merger Agreement”) regarding a business combination of AkzoNobel and Axalta, which Akzo-Nobel and Axalta intend to effect through a merger (the “Merger”) under the laws of Bermuda between Axalta and a wholly-owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda on the terms and subject to the conditions in the Merger Agreement. Capitalized terms used but not otherwise defined in this agreement shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Stichting hereby irrevocably agrees with AkzoNobel and Axalta that the Stichting shall consent to and shall approve and cooperate with the implementation of the Merger and all other transactions contemplated by the Merger Agreement, to the extent the Stichting’s consent, approval or cooperation is required therefor. Specifically, and without limitation, the Stichting irrevocably agrees with AkzoNobel and Axalta that:

1.

it shall give its prior approval to the proposal to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association, pursuant to which, among other things, the AkzoNobel Priority Shares will be converted into AkzoNobel Ordinary Shares (such AkzoNobel Ordinary Shares, the “Stichting Converted Shares”) and all rights that accrue to the Stichting as sole holder of the AkzoNobel Priority Shares will lapse;

2.

it shall vote all of the AkzoNobel Priority Shares held by the Stichting from time to time in favour of the AkzoNobel Resolutions and against any resolution or other vote (stemming) that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

3.

it shall not consent to, cooperate with, take or omit to take any action that would, or would reasonably be expected to, (i) result in any Merger Condition as set forth in the Merger Agreement not being satisfied, or (ii) adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, including a material delay or postponement thereof;

4.

it hereby irrevocably waives its rights to draw up a binding list of nominees in respect of the vacancies to be filled by the MergeCo Board Nominees, unless, following prior consultation with Axalta, the Stichting deems it reasonably necessary to exercise such rights to prevent any third party from frustrating the Merger, and, for the avoidance of doubt, the Stichting hereby confirms that neither the Merger nor the other transactions contemplated by the Merger Agreement nor the nomination or appointment of the MergeCo Board Nominees as contemplated by the Merger Agreement constitutes exceptional circumstances (bijzondere omstandigheden) relating to Akzo-Nobel as referred to in Article 7 of the Stichting’s articles of association;

5.

it shall not transfer, pledge, encumber or otherwise dispose of (whether in rem or pursuant to an agreement), and shall not cooperate with or sign any documents to effect any such transfer, pledge, encumbrance or other disposal of, any AkzoNobel Priority Shares or Stichting Converted Shares, as applicable, or the voting rights attached thereto, except as expressly contemplated by this agreement or the Merger Agreement, or if such action contributes to consummation of the Merger;

6.

it shall transfer, and cooperate with and sign all documents necessary to transfer, the Stichting Converted Shares to AkzoNobel for no consideration, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time;

7.

it hereby irrevocably waives and relinquishes any rights it may have with respect to the AkzoNo-bel Priority Shares and AkzoNobel, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time; and

8.	it shall take all actions necessary to cause the dissolution of the Stichting as soon as reasonably practicable following the Amendment Time.

This agreement shall terminate as of the earliest to occur of (a) the completion of the Merger and the other transactions contemplated by the Merger Agreement (provided that the obligation reflected in paragraph 8 above and, in connection therewith, the below provisions of this agreement shall continue to apply between the parties until the Stichting has ceased to exist pursuant to its dissolution) and (b) the date that the Merger Agreement is terminated in accordance with its terms.

The undersigned for the Stichting confirm that the board of the Stichting has unanimously approved this agreement and the Stichting’s execution, delivery and performance of this agreement. For the avoidance of doubt, this letter does not restrict the statutory directors of the Stichting in their capacity as Supervisory Board members of AkzoNobel. Their commitments as Supervisory Board members of AkzoNobel towards Axalta are governed by the Merger Agreement.

No amendment of this agreement is valid unless it is in writing and signed by the parties to this agreement. Any waiver by a party under this agreement must be given specifically by notice in writing to the other parties to this agreement to that effect, provided that any waiver by the Stichting or AkzoNobel shall be subject to Axalta’s prior written consent. This agreement may be entered into in any number of counterparts, all of which taken together will constitute one and the same agreement.

Clauses 20.1, 20.4, 20.5, 20.6 and 20.11 of the Merger Agreement apply mutatis mutandis to this agreement.

Yours faithfully,

Stichting Akzo Nobel

/s/ B.J. Noteboom	/s/ W.A. Kolk
Name: B.J. Noteboom	Name: W.A. Kolk
Title: Statutory director	Title: Statutory director

Stichting Support Agreement – signature page

For acceptance:

Akzo Nobel N.V.

/s/ G.M.E. Poux-Guillaume	/s/ M.J. de Vries
Name: G.M.E. Poux-Guillaume	Name: M.J. de Vries
Title: Chief Executive Officer	Title: Chief Financial Officer

Stichting Support Agreement – signature page

For acceptance:

Axalta Coating Systems Ltd.

/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer & President

Stichting Support Agreement – signature page

Schedule 3 Joint Announcement

[Attached]

Schedule 3 Joint Announcement

Exhibit 99.1

AkzoNobel and Axalta to Combine in All-Stock Merger of Equals,

Creating a Premier Global Coatings Company

•	Creates a global coatings leader with $17 billion in revenue and an enterprise value of $25 billion

•	Significant value creation with approximately $600 million in cost synergies supporting strategic and capital allocation priorities

•	Combines highly complementary portfolios across end markets, driving stronger revenue growth, enhanced profitability and increased value for customers

•	Expands geographic reach, brings together world-class technology and innovation platforms and offers a full spectrum of solutions to deliver exceptional value to customers

•	Highly attractive financial profile featuring strong EBITDA margins and robust cash flow generation

•	One-tier Board to be led by current Axalta Chair Rakesh Sachdev as Chair; AkzoNobel CEO Greg Poux-Guillaume to serve as CEO of the combined company

•	Combined company to transition to a single NYSE listing; dual headquarters in Amsterdam and Philadelphia and domiciled in the Netherlands

•	Companies to host joint investor conference call November 18 at 8:30 a.m. EST / 2:30 p.m. CET

AMSTERDAM and PHILADELPHIA – November 18, 2025 – Akzo Nobel N.V. (AKZA; AKZOY) (“AkzoNobel”) and Axalta Coating Systems Ltd. (NYSE:AXTA) (“Axalta”) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals, creating a premier global coatings company with an enterprise value of approximately $25 billion.

The combination brings together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders. Anchored in both companies’ proud histories and broad expertise, the combined business will have a highly attractive financial profile, industry-leading innovation capabilities and a balanced global footprint spanning over 160 countries to bring global capabilities to local customers.

With attractive margins and robust cash flow generation, the combined company will be well positioned to drive substantial growth and shareholder value creation, building on 2024 revenues of approximately $17 billion and $1.5 billion in pro forma Adjusted Free Cash Flow.1,2,3 The combination is expected to drive identified and actionable run-rate synergies of approximately $600 million, 90% of which are expected to be achieved within the first three years following the close of the transaction.

Greg Poux-Guillaume, Chief Executive Officer and Chairman of the Board of Management of AkzoNobel, said, “We’re excited to enter a new chapter in our long and proud history as a leader in the paints and coatings industry. This merger will allow us to accelerate our growth ambitions by bringing together highly complementary technologies, expertise and passionate people to unlock our full combined potential. I am excited to lead our talented teams in bringing the best of both companies to our customers and shareholders, delivering outstanding value to both.”

[1]	Includes approximately $600 million of run-rate synergies.
[2]	Adjusted Free Cash Flow calculated as reported Free Cash Flow including post-tax synergies and excluding identified items.
[3]

Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company’s as reported metrics inclusive of synergies where applicable.

Ben Noteboom, Chairman of the Supervisory Board of AkzoNobel stated, “This combination represents a compelling opportunity. It’s a great value proposition for all our stakeholders both in the Netherlands, where we maintain our domicile and internationally, including our shareholders, customers and employees. It will create a world leader in coatings and is a significant step that will drive sustainable growth and allow us to better serve our customers. By uniting two world-class organizations, we’re creating a strong platform for the future, built on a solid foundation of shared values and heritage.”

Chris Villavarayan, CEO and President of Axalta, stated, “We are pleased to enter into this transaction with AkzoNobel and join our best-in-class platforms to enhance innovation, develop new capabilities and further strengthen customer relationships. As our industry continues to grow and evolve, this combination with AkzoNobel enables us to do the same, with a sharper competitive edge and new avenues and opportunities for growth. Together, AkzoNobel and Axalta are positioned to establish a profitable and sustainable path forward as a leader in the coatings industry. Like AkzoNobel, we value our people as our greatest asset, and we are excited to unite our rich, innovation-focused cultures.”

Rakesh Sachdev, Chair of the Axalta Board of Directors, stated, “The Axalta Board is confident that this combination with AkzoNobel will create significant value for our shareholders as we move ahead. Led by an experienced management team with a track record of operational efficiency and excellence, we expect the meaningful synergy opportunities and enhanced financial profile of the combined company will drive substantial value creation. We look forward to joining Axalta’s and AkzoNobel’s strengths to create new opportunities across our global stakeholder base.”

Compelling Strategic and Financial Benefits of the Transaction

•

Diversified and balanced portfolio of leading brands. The merger brings together AkzoNobel’s and Axalta’s complementary portfolios to create a full spectrum offering of coatings solutions, with first-rate franchises across Powder, Aerospace, Refinish, Mobility, Marine & Protective, Industrial Coatings and Decorative Paints. The combined portfolio will be differentiated by its breadth of solutions across approximately 100 well-known brands.

•

Increased geographic scale and enhanced commercial reach. The combined company will have an enhanced global footprint spanning 173 manufacturing sites and 91 R&D facilities worldwide, enabling it to bring global capabilities to local customers. Through increased local presence in key geographies, AkzoNobel and Axalta customers are expected to benefit from deep channel access to coatings and product support, further strengthening customer relationships.

•

Enhanced capabilities to deliver customer-centric innovation. The combination will enable AkzoNobel and Axalta to deliver increasingly advanced and differentiated products by combining existing technological capabilities across end markets. Joining Axalta’s Refinish, Light Vehicle and Commercial and Industrial Coatings businesses with AkzoNobel’s Powder Coatings, Refinish, Aerospace Coatings, Marine & Protective, Industrial Coatings and Decorative Paints businesses will create an innovative platform to deliver exceptional value to customers. In addition, sharing best practices across two leading research platforms in the coatings space, is expected to accelerate high-value innovation. The combined company will have approximately $400 million combined annual R&D spend, 91 global R&D centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications.

•

Substantial synergy opportunities driving value creation. The combination is expected to generate pre-tax run-rate synergies of approximately $600 million, with 90% of synergies expected to be achieved within the first three years following the close of the transaction. The targeted synergies are identified and actionable, arising primarily from procurement, SG&A efficiencies, footprint optimization and improved supply chain management.

•

Highly attractive financial profile with strong margins and substantial cash flow generation. Inclusive of run-rate synergies, the combined company is expected to have industry-leading profitability with strong Adjusted EBITDA margins approaching 20% and substantial cash flow generation. Revenues are expected to be approximately $17 billion, with Adjusted EBITDA of $3.3 billion and pro forma Adjusted Free Cash Flow of $1.5 billion. This will provide significant flexibility to support strategic and capital allocation priorities, including consistent capital returns through a regular dividend. Net leverage is targeted to be 2.0x to 2.5x, with a strong commitment to holding an investment grade credit rating.

Leadership, Corporate Governance and Headquarters

Upon closing, the combined company will have a one-tier Board, led by Rakesh Sachdev, current Chair of the Axalta Board of Directors. Ben Noteboom, current Chairman of the AkzoNobel Supervisory Board, will serve as Vice Chair. The Board will be composed of 11 directors – four from each company and three independent members. Of the 11 Board members, two will be executive directors and nine will be non-executive directors. Each company expects to hold its respective Extraordinary General Meeting of Shareholders tentatively in mid-2026.

Current AkzoNobel CEO, Greg Poux-Guillaume, will serve as CEO of the combined company, and current Axalta CEO, Chris Villavarayan, will serve as Deputy CEO. Current Axalta SVP and CFO, Carl Anderson, will serve as the CFO of the combined company. Current AkzoNobel CFO, Maarten de Vries, will retire from AkzoNobel prior to closing as previously announced.

The combined company will assume a new name and ticker symbol, which will be announced in due course, and will have dual headquarters in Amsterdam and Philadelphia. It will be organized under a Dutch holding company with tax residency in the Netherlands. Following a period of dual listing on Euronext Amsterdam and the New York Stock Exchange (“NYSE”), shares of the combined company’s common stock will be listed solely on NYSE.

Transaction Details

Under the terms of the agreement, which has been unanimously approved by the AkzoNobel Supervisory Board, the AkzoNobel Board of Management and the Axalta Board of Directors, Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned.

In connection with the transaction, AkzoNobel will pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion. AkzoNobel shareholders will own 55% and Axalta shareholders will own 45% of the combined company on a pro forma basis immediately after closing.

The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions.

Dividends and Share Buybacks Between Signing and Close

In light of the announced transaction, both AkzoNobel and Axalta have agreed to suspend any ongoing or announced share buyback programs, effective immediately.

AkzoNobel intends to continue paying regular ordinary dividends in line with its existing dividend policy through closing, subject to customary approvals and applicable legal requirements. No extraordinary or additional distributions are expected from either company prior to completion, other than AkzoNobel’s special dividend pursuant to the transaction terms.

Advisors

Morgan Stanley & Co International plc is serving as sole financial advisor, De Brauw Blackstone Westbroek N.V. and Davis Polk are serving as legal counsel, and FGS Global is serving as strategic communications advisor to AkzoNobel. In addition, Lazard B.V. and Wakkie+Perrick are acting as financial and legal advisors, respectively, to the Supervisory Board from AkzoNobel.

Evercore and J.P. Morgan Securities LLC are acting as co-lead financial advisors to Axalta. Incentrum Group is also providing financial advice. Additionally, Cravath, Swaine & Moore LLP and NautaDutilh N.V. are serving as legal counsel, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to Axalta.

Conference Call and Additional Materials

AkzoNobel and Axalta will host a joint investor conference call today at 8:30 a.m. EST / 2:30 p.m. CET to discuss the transaction.

The conference call will be available via live webcast on the investor relations section of each company’s website at https://www.akzonobel.com/en/investors/events and https://ir.axalta.com, or directly at the following web address: https://event.choruscall.com/mediaframe/webcast.html?webcastid=V5nvvQdI. Associated presentation materials will also be available for viewing on the respective websites prior to the call.

The conference call can also be accessed by dialing +1 (877) 407-4177 within the U.S. International numbers can access the conference call by dialing +1 (201) 689-8325 or by clicking here. An archive of the webcast will be available for one week.

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

About Axalta Coating Systems

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us @axalta on X.

Important Information

This is a joint press release by AkzoNobel and Axalta. This joint press release is issued pursuant to the provisions of Section 17, paragraph 1 of the European Market Abuse Regulation (596/2014) in connection with the intended recommended combination, via a merger of equals, of the businesses of AkzoNobel and Axalta.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “is confident,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

AkzoNobel Contacts

Investor Contact

Kenny Chae

+31 (0)88 - 969 0139

investor.relations@akzonobel.com

Media Contact

Diana Abrahams

+31 (0)88 - 969 7833

media.relations@akzonobel.com

Axalta Contacts

Investor Contact

Colleen Lubic

+1 (610) 999-9407

investor-relations@axalta.com

Media Contact

Patricia Morschel

+1 (302) 290-3906

media-relations@axalta.com

Schedule 4 Merger

1	Implementation of the Merger

1.1

At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, AkzoNobel Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of AkzoNobel Sub shall cease and Axalta shall continue as the surviving company pursuant to the Companies Act and shall be a wholly owned subsidiary of AkzoNobel. Axalta, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.2	Subject to the terms of this Agreement, the Parties shall:

(a)	on or prior to the Completion Date, execute and deliver the Bermuda Statutory Merger Agreement;

(b)

on or prior to the Completion Date, cause an application for registration of the Surviving Corporation (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under and in accordance with Section 108 of the Companies Act and to be accompanied by the documents required by Sections 108(2) and 108(3) of the Companies Act; and

(c)

cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Completion Date at the time of day mutually agreed upon by the Parties and set forth in the Merger Application.

1.3	The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Certificate of Merger.

2	Effects of the Merger

2.1	Transfer of assets and liabilities

2.1.1

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Bermuda Statutory Merger Agreement, the Certificate of Merger and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all the property, rights, privileges, powers and franchises of Axalta and AkzoNobel Sub shall vest in the Surviving Corporation, and (ii) all debts, liabilities and duties of Axalta and AkzoNobel Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Schedule 4 Merger

2.2	Governance of the Surviving Corporation

2.2.1

The memorandum of association of AkzoNobel Sub, as in effect immediately prior to the Effective Time, shall by virtue of the Merger and without any further action be the memorandum of association of the Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such memorandum of association, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be the name as agreed in good faith between the Parties during the Interim Period, and (ii) the authorized share capital of the Surviving Corporation as provided in such memorandum of association shall be the authorized share capital of Axalta immediately prior to the Effective Time. The bye-laws of AkzoNobel Sub, as in effect immediately prior to the Effective Time, shall by virtue of the Merger and without any further action be the bye-laws of the Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such bye-laws, except that the name of the Surviving Corporation as provided in such bye-laws shall be the name as agreed in good faith between the Parties during the Interim Period.

2.2.2

The directors of AkzoNobel Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s bye-laws. The officers of Axalta at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s bye-laws.

2.3	Conversion of Axalta Ordinary Shares

2.3.1

At the Effective Time each outstanding and issued ordinary share of Axalta, with par value of USD 1.00 (an “Axalta Ordinary Share”), issued immediately prior to the Effective Time (other than Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) shall be automatically converted into the right to receive 0.6539 (the “Exchange Ratio”) of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, with par value of EUR 0.50 each (such AkzoNobel Ordinary Shares, the “AkzoNobel Share Consideration”).

2.3.2

All Axalta Ordinary Shares that are owned by Axalta as treasury shares immediately prior to the Effective Time and any Axalta Ordinary Shares owned by AkzoNobel, AkzoNobel Sub or any other direct or indirect wholly owned Subsidiary of AkzoNobel immediately prior to the Effective Time shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be due or delivered in exchange therefor.

Schedule 4 Merger

2.3.3	At the Effective Time,

(a)	each Axalta Ordinary Share shall be transferred to AkzoNobel in accordance with clause 4 of this Schedule 4; and

(b)

the holders of Book Entry Shares and the holders of certificates that, immediately prior to the Effective Time, represented outstanding Axalta Ordinary Shares (the “Certificates”) shall cease to have any rights with respect thereto other than the right to, receive the AkzoNobel Share Consideration, without any interest thereon, for each such Axalta Ordinary Share.

2.3.4

If at any time between the date of this Agreement and the Effective Time any change in the number of issued Axalta Ordinary Shares or issued and outstanding AkzoNobel Ordinary Shares shall occur as a result of:

(a)	any reclassification, recapitalization, stock split (including a reverse stock split);

(b)	combination, exchange or readjustment of shares;

(c)	any stock dividend with a record date during such period; or

(d)

any dividend or distribution in the form of securities of Axalta or AkzoNobel, respectively, or in a Subsidiary of Axalta or AkzoNobel, respectively, or securities convertible into Axalta Ordinary Shares or AkzoNobel Ordinary Shares, respectively, in each case, with a record date during such period, the amount of the AkzoNobel Share Consideration as provided in clause 2.3.1 shall be equitably adjusted to reflect such change; provided that, for the avoidance of doubt, nothing in this clause 2.3.4 shall permit AkzoNobel or Axalta to take any actions in violation of clause 12.1 (Conduct during Interim Period) of the Agreement.

Schedule 4 Merger

2.3.5

No fraction of an AkzoNobel Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share (after aggregating all fractional AkzoNobel Ordinary Shares that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) or Book Entry Share(s), or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in clause 4.1.9 of this Schedule 4, receive compensation in accordance with either option (a) or option (b) below, at the election of MergeCo:

(a)

the compensation shall be an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average of the per share closing prices of AkzoNobel Ordinary Shares reported on Euronext Amsterdam during the five (5) consecutive trading days ending on the trading day immediately preceding the Completion Date; or

(b)	the compensation shall be an amount determined in accordance with the following:

(i)

AkzoNobel shall issue immediately following the Effective Time to the Exchange Agent a number of AkzoNobel Ordinary Shares resulting from aggregating the fractional entitlements of all Axalta Registered Shareholders (rounded downwards to the nearest whole AkzoNobel Ordinary Share) (the “Excess Shares”). The Excess Shares shall be issued and paid up in accordance with clause 4 and shall be held by the Exchange Agent solely for the account and benefit of the Axalta Registered Shareholders who would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share;

(ii)

following the Effective Time, the Exchange Agent, as agent for each such Axalta Registered Shareholder, shall sell the Excess Shares at then prevailing prices on the NYSE in accordance with the remainder of this clause 2.3.5. The Exchange Agent shall use reasonable best efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions, but in any case within five (5) trading days after the Completion Date; and

(iii)

the Exchange Agent shall determine the portion of the proceeds from such sale of Excess Shares to which each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share shall be entitled, by multiplying the amount of the aggregate proceeds from the sale of all Excess Shares by a fraction (y) the numerator of which is the fractional share interest to which such Axalta Registered Shareholder would otherwise have been entitled (after taking into account all Axalta Ordinary Shares held immediately prior to the Effective Time by such Axalta Registered Shareholder) and (z) the denominator of which is the aggregate fractional entitlements of all Axalta Registered Shareholders (unrounded).

Schedule 4 Merger

2.4	Shares of Dissenting Shareholders

2.4.1

At the Effective Time and subject to Applicable Law, (i) each Dissenting Share shall be converted into the right to receive the AkzoNobel Share Consideration from the Exchange Agent in accordance with clause 4 of this Schedule 4, and (ii) if the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the AkzoNobel Share Consideration, then in addition to such AkzoNobel Share Consideration, any Dissenting Shareholders shall be entitled to receive, following the decision of the court, a cash payment equal to the difference between the Appraised Fair Value and the value of the AkzoNobel Share Consideration from the Surviving Corporation by payment within one (1) month after the Appraised Fair Value is finally determined pursuant to such appraisal procedure.

2.4.2	Axalta shall promptly notify AkzoNobel of:

(a)

any demands for appraisal of Dissenting Shares or attempted withdrawal or withdrawals of such demands for appraisal received by Axalta, and any other instruments served under the Companies Act and received by Axalta relating to any Dissenting Shareholder’s right to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares; and (B) to the extent that Axalta has knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares; and

(b)

to the extent permitted by Applicable Law, the opportunity to participate with Axalta in any and all negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.

2.4.3

Neither Axalta nor AkzoNobel shall, without the prior written consent of the other, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Companies Act.

2.5	Conversion of AkzoNobel Sub shares

Each AkzoNobel Sub Share in issue immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Surviving Corporation. For the avoidance of doubt, the ordinary shares of the Surviving Corporation referred to in the immediately preceding sentence shall not be entitled to, and shall not be converted into the right to, receive the AkzoNobel Share Consideration pursuant to this clause 2.

Schedule 4 Merger

3	Exchange Agent

3.1

Prior to the initial filing of the Form F-4, AkzoNobel and Axalta shall jointly appoint a United States bank or trust company or other independent financial institution in the United States (or Affiliate thereof) (the “Exchange Agent”) to act as exchange agent for the Merger and to deliver the AkzoNobel Share Consideration to former Axalta Registered Shareholders.

3.2

AkzoNobel and Axalta shall enter into an exchange agent agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement, including with regard to the contribution of the Axalta Ordinary Shares to AkzoNobel pursuant to clause 4 of this Schedule 4.

4	Issuance and delivery of AkzoNobel Ordinary Shares

4.1	Contribution in kind and issuance of AkzoNobel Ordinary Shares

4.1.1	Immediately following the Effective Time, and in accordance with the provisions of Section 2:94b DCC:

(a)

the Exchange Agent, acting as exchange agent and solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2), shall contribute, solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2), all of the issued and outstanding Axalta Ordinary Shares that were held by the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) pursuant to clause 1.2 to AkzoNobel, as a contribution in kind; and

(b)

in consideration of this contribution in kind, AkzoNobel shall issue and deliver to the Exchange Agent solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) the aggregate number of AkzoNobel Ordinary Shares to be issued pursuant to clause 2.3.1.

4.1.2

In addition, MergeCo shall (if it does not elect to compensate for fractional entitlements to AkzoNobel Ordinary Shares in accordance with clause 2.3.5(b)) make available necessary cash in an amount sufficient for payment in lieu of fractional shares pursuant to clause 2.3.5(a) and any dividends or distribution to which holders of Axalta Ordinary Shares may be entitled pursuant to clause 4.1.10.

Schedule 4 Merger

4.1.3

Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), MergeCo shall cause the Exchange Agent to mail to each former Axalta Registered Shareholder whose shares were converted into the right to receive the AkzoNobel Share Consideration pursuant to clause 2.3.1: a letter of transmittal, in customary form, and instructions for use, the form and substance of which letter of transmittal and instructions shall be as reasonably agreed to by Axalta and AkzoNobel and prepared prior to Completion.

4.1.4

Upon receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of a Book Entry Share or surrender of a Certificate for cancellation to the Exchange Agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes, the AkzoNobel Share Consideration. This includes cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to any AkzoNobel Share Consideration pursuant to clause 4.1.10, if any, in each case pursuant to the provisions of this clause 4.1.4, and the Book Entry Share so transferred or Certificate so surrendered shall forthwith be cancelled. AkzoNobel and Axalta shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of Book Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable AkzoNobel Share Consideration (including any cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to any AkzoNobel Share Consideration pursuant to clause 4.1.10, if any) to be issued or paid pursuant to the provisions of this clause 4.1.4.

4.1.5

No interest will be paid to holders of Book Entry Shares or Certificates in connection with, or accrued on the AkzoNobel Share Consideration or dividends or distributions payable with respect to, AkzoNobel Share Consideration.

4.1.6

If any AkzoNobel Share Consideration is to be paid to a Person other than an Axalta Registered Shareholder in whose name the Book Entry Share transferred or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of payment of the AkzoNobel Share Consideration to a Person other than the Axalta Registered Shareholder owning the Book Entry Share transferred or Certificate surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

Schedule 4 Merger

4.1.7

At and after the Effective Time, there shall be no transfers on the share transfer books of Axalta of the Axalta Ordinary Shares that were outstanding immediately prior to the Effective Time other than the transfer of the Axalta Ordinary Shares to AkzoNobel under this clause 4. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the AkzoNobel Share Consideration pursuant to this clause 4.1, except as otherwise provided by Applicable Law.

4.1.8

If any Certificate or Book Entry Share shall not have been surrendered or transferred, respectively, prior to the date on which any AkzoNobel Share Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to Applicable Law, any such AkzoNobel Share Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by Applicable Law, become the property of MergeCo or the Surviving Corporation. Any Axalta Registered Shareholder of such Certificate or Book Entry Share who has not complied with this clause 4.1.8 shall thereafter look only to MergeCo for payment of their claim for AkzoNobel Share Consideration (and any amounts owed pursuant to clause 2.3.5) in respect thereof.

4.1.9

If any Certificate has been lost, stolen or destroyed, the Person claiming the Certificate to be lost, stolen or destroyed shall make an affidavit of that fact in a form reasonably satisfactory to MergeCo and the Exchange Agent, and if required by MergeCo or the Exchange Agent, to post a bond in such reasonable and customary amount as MergeCo or the Exchange Agent may so require. Upon completion of these requirements, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the AkzoNobel Share Consideration (and any amounts owed pursuant to clause 2.3.5) to which such Person is entitled in respect of such Certificate pursuant to this clause 4.1.9.

4.1.10

Whenever a dividend or other distribution is declared or made after the date of this Agreement with respect to AkzoNobel Ordinary Shares with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all AkzoNobel Ordinary Shares issuable pursuant to this Agreement as at that record date. No dividends or other distributions declared or made after the date of this Agreement with respect to AkzoNobel Ordinary Shares with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to clause 2.3.5 will be paid to the Axalta Registered Shareholder owning any unsurrendered Certificates or Book Entry Shares with respect to AkzoNobel Ordinary Shares represented thereby until the Axalta Registered Shareholders of such Certificates or Book Entry Shares shall surrender such Certificates or Book Entry Shares.

Schedule 4 Merger

4.1.11

Subject to Applicable Law, once any such Certificates or Book Entry Shares are surrendered, the Exchange Agent shall deliver to the Axalta Registered Shareholders of such Certificates or such Book Entry Shares, as applicable, without interest:

(a)

promptly after such surrender, such number of whole AkzoNobel Ordinary Shares issued in exchange for the Axalta Ordinary Shares represented by such Certificates or Book Entry Shares pursuant to clause 2.3.1, along with payment in lieu of fractional shares pursuant to clause 2.3.5 and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole AkzoNobel Ordinary Shares; and

(b)

at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole AkzoNobel Ordinary Shares.

Schedule 4 Merger

Schedule 5 AkzoNobel Resolutions

The AkzoNobel Resolutions are the following resolutions:

(a)	to approve AkzoNobel entering into the Merger and the other actions contemplated in this Agreement, including for purposes of Section 2:107a of the DCC;

(b)	to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association;

(c)	to adopt the Merger Share Issuance;

(d)	to appoint, or reappoint as the case may be, the relevant Person(s) as members of the MergeCo Board as contemplated by clause 7.2.1, with effect as of the Amendment Time;

(e)

to give full and final discharge to the AkzoNobel Board of Management members, for their acts of management up to the moment immediately prior to the Merger to the extent permitted under Applicable Law;

(f)	to give full and final discharge to the AkzoNobel Supervisory Board members for their acts of supervision up to the moment immediately prior to the Merger to the extent permitted under Applicable Law;

(g)	to adopt the MergeCo Remuneration Policy with effect as of the Amendment Time; and

(h)	to adopt the MergeCo Authorizations with effect as of the Amendment Time.

Schedule 5 AkzoNobel Resolutions

Schedule 6 Axalta Resolutions

The Axalta Resolutions are the following resolutions:

(a)	to approve and adopt the Axalta Pre-Merger Bye-Laws;

(b)	to approve and adopt the Merger, the Agreement and the Bermuda Statutory Merger Agreement and the consummation of the transactions contemplated therein, including the Merger; and

(c)

to approve the adjournment of the Axalta special general meeting to solicit additional proxies if there are not sufficient votes at the time of the Axalta special general meeting to approve the resolution at (b) above.

Schedule 6 Axalta Resolutions

Schedule 7 Interim Period: AkzoNobel

During the Interim Period, and subject to applicable Competition Laws, AkzoNobel shall not, and it shall procure that their respective Subsidiaries shall not, without the prior written consent of Axalta (which shall not unreasonably be withheld, conditioned or delayed):

(a)

amend, or allow any member of the AkzoNobel Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of AkzoNobel’s Subsidiaries, for such amendments that do not and would not reasonably be expected to have an adverse effect on the Merger and are not and would not reasonably be expected to be materially adverse to Axalta or its Affiliates;

(b)	amend or enter into, or allow any member of the AkzoNobel Group to amend or enter into, share splits, combinations, subdivisions, or amendments to or reclassification of shares;

(c)

other than, in each case, (i) in the ordinary course of business in respect of any members of the AkzoNobel Group other than AkzoNobel or (ii) in respect of AkzoNobel, in connection with the Pre-Completion Distribution, (1) declare, set aside or pay any dividend or make any other distribution (whether in cash, shares or property or any combination thereof) with respect to any shares or other equity or voting interests, (2) execute any share repurchases (whether or not announced and whether on an individual basis or as part of a program), or (3) redeem, purchase or otherwise acquire any of its shares, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings of the AkzoNobel Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any AkzoNobel Equity Plan as in effect as of the date of this Agreement (or any AkzoNobel Equity Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(d)

other than, in each case, between wholly-owned members of the AkzoNobel Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, or, issue any shares or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests for which

Schedule 7 Interim Period: AkzoNobel

the consideration would exceed an amount of EUR 50,000,000 (fifty million euro) in the aggregate, other than (i) the issuance of AkzoNobel Ordinary Shares which AkzoNobel holds in its own capital in connection with the vesting, settlement or exercise of AkzoNobel Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any AkzoNobel Equity Plans as in effect as of the date of this Agreement (or any AkzoNobel Equity Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement) or (ii) the transfer of AkzoNobel Ordinary Shares which AkzoNobel holds in its own share capital to AkzoNobel shareholders who submit their share certificates, each consisting of the ownership certificate proper and the dividend sheet with coupons (possibly including talon), to AkzoNobel in accordance with article 59.1 of AkzoNobel’s articles of association;

(e)

other than, in each case, between wholly-owned members of the AkzoNobel Group, directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other Person, which acquisition or connected series of acquisitions would exceed an amount of EUR 100,000,000 (one hundred million euros) in the aggregate;

(f)

other than, in each case, (x) factoring of receivables from commercial transactions on arm’s length terms in the ordinary course of business and consistent with past practice, (y) commercial transactions in the ordinary course of business and consistent with past practice or (z) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

(g)

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to the AkzoNobel Group, taken as a whole;

(h)

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of the AkzoNobel Group to voluntarily terminate or materially modify, any permit that is material to the AkzoNobel Group, taken as a whole;

Schedule 7 Interim Period: AkzoNobel

(i)

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among any member of the AkzoNobel Group in each case in the ordinary course of business and consistent with past practice, directly or through AkzoNobel’s in-house bank;

(j)

(1) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (A) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practices, (B) indebtedness incurred between AkzoNobel and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or guarantees by AkzoNobel of indebtedness of any wholly-owned Subsidiary of AkzoNobel, in each case in the ordinary course of business consistent with past practice, (C) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practices, (D) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practices, or (E) any indebtedness that does not exceed EUR 130,000,000 (one hundred thirty million euro), or (2) take any action that would violate applicable securities laws;

(k)

except to the extent required by the terms of any AkzoNobel Benefit Plan or Labour Agreement as in effect as of the date of this Agreement (or any AkzoNobel Benefit Plan or Labour Agreement established, adopted or amended following the date of this Agreement as permitted under this Agreement), or Applicable Law, (1) increase any compensation or benefit of, or enter into or amend any employment, severance or termination agreement with (A) any current or former member of AkzoNobel’s executive committee (together, “AkzoNobel Senior Management”) or (B) other than in the ordinary course of business consistent with past practice, any other current or former AkzoNobel Service Provider, (2) grant any bonuses to (A) any member of the AkzoNobel Senior Management or (B) other than cash bonuses in the ordinary course of business consistent with past practice, any other current or former AkzoNobel Service Provider, in each case, other than any annual cash bonuses granted pursuant to the terms of the applicable AkzoNobel Benefit Plan as in effect as of the date of this Agreement or any

Schedule 7 Interim Period: AkzoNobel

AkzoNobel Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement, (3) except as contemplated by clause (1)(B) above, establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any AkzoNobel Benefit Plan or Labour Agreement or any plan, program, agreement or arrangement that would constitute an AkzoNobel Benefit Plan or Labour Agreement if in effect as of the date of this Agreement (in each case, except for amendments required by Applicable Law), (4) except as contemplated by clause (2)(B) above, accelerate the vesting of any compensation or benefits for the benefit of any current or former AkzoNobel Service Provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any AkzoNobel Benefit Plan, including any AkzoNobel Equity Awards, (5) grant to any current or former AkzoNobel Service Provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that AkzoNobel may pay severance to any current or former AkzoNobel Service Provider other than any member of AkzoNobel Senior Management (A) in accordance with the terms of the applicable AkzoNobel Benefit Plan as in effect as of the date of this Agreement (or any AkzoNobel Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement) or (B) in the ordinary course of business consistent with past practice, (6) hire or terminate the employment of any AkzoNobel Service Provider (other than (A) a termination for “cause” as determined in good faith or (B) hiring or terminating any AkzoNobel Service Provider who is not an AkzoNobel Senior Management member in the ordinary course of business consistent with past practice) or (7) promote any Person to an AkzoNobel Senior Management position;

(l)

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labour organization, works council, trade union, or other labour association, other than pursuant to any acquisition permitted under limb (e);

(m)

make or authorize any capital expenditures (excluding, for the avoidance of doubt, any existing obligations under asset purchase agreements or share purchase agreements entered into by AkzoNobel prior to the date of this Agreement, as disclosed to Axalta) in excess of EUR 385,000,000 (three hundred eighty-five million euros) in the aggregate on an annual basis;

Schedule 7 Interim Period: AkzoNobel

(n)

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the AkzoNobel Group or of any business unit/division of the AkzoNobel Group, except as may be required by Dutch GAAP, IFRS or a change in Applicable Law;

(o)

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of AkzoNobel, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its Subsidiaries or (iii) otherwise materially reorganize the AkzoNobel Group’s internal corporate structure;

(p)

(i) make, change or rescind any material Tax election, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of Taxes in excess of the amount reserved for in the annual accounts of AkzoNobel, (iii) make an amendment to any Tax Return already filed that would result in a material increase in Taxes due, (iv) enter into an agreement with any Governmental Authority with respect to a material amount of Taxes (but excluding the extension of an existing Disclosed agreement on materially similar terms), (v) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement with a Person other than AkzoNobel or any of its Subsidiaries that is binding on AkzoNobel or its Subsidiaries, (vi) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of Taxes, (vii) consent to the extension or waiver of the limitation period appliable to any Tax matter with respect to a material amount of Taxes (except in the ordinary course of business), (viii) change the tax residency of AkzoNobel or (ix) create a permanent establishment of AkzoNobel in any jurisdiction outside the jurisdiction of incorporation of AkzoNobel;

(q)

(i) sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material AkzoNobel Intellectual Property (other than granting non-exclusive licenses in the ordinary course of business), (ii) disclose to any Person (other than Axalta and its Affiliates), or allow to fall into the public domain, any material confidential information, or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material AkzoNobel Intellectual Property;

(r)	settle any litigation or arbitration proceedings in excess of EUR 50,000,000 (fifty million euro) in the aggregate;

Schedule 7 Interim Period: AkzoNobel

(s)	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the Merger Conditions not being satisfied on a timely basis; or

(t)	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

Schedule 7 Interim Period: AkzoNobel

Schedule 8 Interim Period: Axalta

During the Interim Period, and subject to applicable Competition Laws, Axalta shall not, and it shall procure that their respective Subsidiaries shall not, without the prior written consent of AkzoNobel (which shall not unreasonably be withheld, conditioned or delayed):

(a)

amend, or allow any member of the Axalta Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of Axalta’s Subsidiaries for such amendments that do not and would not reasonably be expected to have an adverse effect on the Merger and are not and would not reasonably be expected to be materially adverse to AkzoNobel or its Affiliates;

(b)	amend or enter into, or allow any member of the Axalta Group to amend or enter into, stock splits, combinations, subdivisions, or amendments to or reclassification of stock;

(c)

other than in the ordinary course of business between members of the Axalta Group other than Axalta, (1) declare, set aside or pay any dividend or make any other distribution (whether in cash, shares or property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests, (2) execute any share repurchases (whether or not announced and whether on an individual basis or as part of a program), or (3) redeem, purchase or otherwise acquire any of its shares of capital stock, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings or payment of exercise price with Axalta Ordinary Shares in connection with the vesting, settlement or exercise of Axalta Options, Axalta RSUs and Axalta PSUs, that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(d)

other than, in each case, between wholly-owned members of the Axalta Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, or, issue any shares of capital stock or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe

Schedule 8 Interim Period: Axalta

for, purchase or otherwise receive any such shares or interests for which the consideration would exceed an amount of USD 60,000,000 (sixty million dollars) in the aggregate, other than the issuance of Axalta Ordinary Shares in connection with the vesting, settlement or exercise of Axalta Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(e)

other than, in each case, between wholly-owned members of the Axalta Group, (i) directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other Person, which acquisition or connected series of acquisitions would exceed an amount of USD 120,000,000 (one hundred twenty million dollars) in the aggregate;

(f)

other than, in each case, (x) factoring of receivables from commercial transactions on arm’s length terms in the ordinary course of business and consistent with past practice, (y) commercial transactions in the ordinary course of business and consistent with past practice or (z) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

(g)

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to the Axalta Group, taken as a whole;

(h)

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of the Axalta Group to voluntarily terminate or materially modify, any permit that is material to the Axalta Group, taken as a whole;

(i)

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among any member of the Axalta Group in each case in the ordinary course of business and consistent with past practice, directly or through Axalta’s in-house bank;

Schedule 8 Interim Period: Axalta

(j)

(1) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (A) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practices, (B) indebtedness incurred between Axalta and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or guarantees by Axalta of indebtedness of any wholly-owned Subsidiary of Axalta, in each case in the ordinary course of business consistent with past practice, (C) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practices, (D) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practices, or (E) any indebtedness that does not exceed USD 150,000,000 (one hundred fifty million dollars), or (2) take any action that would violate applicable securities laws;

(k)

except to the extent required by the terms of any Axalta Benefit Plan or Labour Agreement as in effect as of the date of this Agreement (or any Axalta Benefit Plan or Labour Agreement established, adopted or amended following the date of this Agreement as permitted under this Agreement), or Applicable Law, (1) increase any compensation or benefit of, or enter into or amend any employment, severance or termination agreement with (A) any current or former member of Axalta’s executive committee, excluding any current non-executive director in his or her capacity as such (together, “Axalta Senior Management”) or (B) other than in the ordinary course of business consistent with past practice, any other current or former Axalta Service Provider, (2) grant any bonuses to (A) any member of the Axalta Senior Management or (B) other than cash bonuses in the ordinary course of business consistent with past practice, any other current or former Axalta Service Provider, in each case, other than any annual cash bonuses granted pursuant to the terms of the applicable Axalta Benefit Plan as in effect as of the date of this Agreement or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement, (3) except as contemplated by clause (1)(B) above, establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any Axalta Benefit Plan or Labour Agreement or any plan, program, agreement or arrangement that would constitute an Axalta Benefit Plan or Labour Agreement if in

Schedule 8 Interim Period: Axalta

effect as of the date of this Agreement (in each case, except for amendments required by Applicable Law), (4) except as contemplated by clause (2)(B) above, accelerate the vesting of any compensation or benefits for the benefit of any current or former Axalta Service Provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any Axalta Benefit Plan, including any Axalta Equity Awards, (5) grant to any current or former Axalta Service Provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that Axalta may pay severance to any current or former Axalta Service Provider other than any member of Axalta Senior Management (A) in accordance with the terms of the applicable Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement) or (B) in the ordinary course of business consistent with past practice, (6) hire or terminate the employment of any Axalta Service Provider (other than (A) a termination for “cause” as determined in good faith or (B) hiring or terminating any Axalta Service Provider who is not an Axalta Senior Management member in the ordinary course of business consistent with past practice) or (7) promote any Person to an Axalta Senior Management position;

(l)

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labour organization, works council, trade union, or other labour association, other than pursuant to any acquisition permitted under limb (e);

(m)

make or authorize any capital expenditures (excluding, for the avoidance of doubt, any existing obligations under asset purchase agreements or share purchase agreements entered into by Axalta prior to the date of this Agreement, as disclosed to AkzoNobel) in excess of USD 245,000,000 (two hundred forty-five million dollars) in the aggregate on an annual basis;

(n)

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Axalta Group or of any business unit/division of the Axalta Group, except as may be required by U.S. GAAP or a change in Applicable Law;

(o)

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of Axalta, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its Subsidiaries or (iii) otherwise materially reorganize the Axalta Group’s internal corporate structure;

Schedule 8 Interim Period: Axalta

(p)

(i) make, change or rescind any material Tax election, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of Taxes in excess of the amount reserved for in the annual accounts of Axalta, (iii) make an amendment to any Tax Return already filed that would result in a material increase in Taxes due, (iv) enter into an agreement with any Governmental Authority with respect to a material amount of Taxes (but excluding the extension of an existing Disclosed agreement on materially similar terms), (v) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement with a Person other than Axalta or any of its Subsidiaries that is binding on Axalta or its Subsidiaries, (vi) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of Taxes, (vii) consent to the extension or waiver of the limitation period appliable to any Tax matter with respect to a material amount of Taxes (except in the ordinary course of business), (viii) change the tax residency of Axalta or (ix) create a permanent establishment of Axalta in any jurisdiction outside the jurisdiction of incorporation of Axalta;

(q)

(i) sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material Axalta Intellectual Property (other than granting non-exclusive licenses in the ordinary course of business), (ii) disclose to any Person (other than AkzoNobel and its Affiliates), or allow to fall into the public domain, any material confidential information, or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material Axalta Intellectual Property;

(r)	settle any litigation or arbitration proceedings in excess of USD 60,000,000 (sixty million dollars) in the aggregate;

(s)	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the Merger Conditions not being satisfied on a timely basis; or

(t)	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

Schedule 8 Interim Period: Axalta

Schedule 9 Representations and Warranties of AkzoNobel

1	Organization and Good Standing

1.1

Each of AkzoNobel and AkzoNobel’s Subsidiaries is an entity duly incorporated, validly existing and in good standing (where such concept is recognized under Applicable Law) under the Applicable Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

1.2

Each of AkzoNobel and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

1.3	The AkzoNobel Disclosed Information includes true and complete copies of the organizational documents of AkzoNobel.

2	Capitalisation

2.1

The authorized share capital of AkzoNobel as issued under its articles of association (the “AkzoNobel Ordinary Shares”), as of the date of this Agreement consists of 500,000,000 ordinary shares of EUR 0.50 par value per share, 200,000,000 cumulative preferred shares of EUR 0.50 par value per share (“AkzoNobel Preferred Shares”) and 48 priority shares of EUR 400 par value per share (“AkzoNobel Priority Shares”). The AkzoNobel Ordinary Shares, the AkzoNobel Preferred Shares and the AkzoNobel Priority Shares are collectively referred to herein as the “AkzoNobel Shares”. As of 13 November 2025 (the “Capitalisation Date”), (i) 171,044,751 AkzoNobel Ordinary Shares were issued and outstanding, (ii) 298,090 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel RSUs if applicable terms and conditions are met at target performance level, (iii) 692,602 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel PSUs if applicable terms and conditions are met at target performance level, (iv) 26,797 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel SMRs if applicable terms and conditions are met at target performance level, (v) no AkzoNobel Preferred Shares were issued and outstanding, (vi) 48 AkzoNobel Priority Shares were issued and outstanding and held by Stichting Akzo Nobel, (vii) 17,181 bearer share certificates issued by AkzoNobel were outstanding, and (viii) no AkzoNobel Shares were held by AkzoNobel, other than 17,181 AkzoNobel Ordinary Shares registered in the name of AkzoNobel in respect of non-

Schedule 9 Representations and Warranties of AkzoNobel

surrendered bearer share certificates. As of the date of this Agreement, each of the outstanding shares of capital stock or other equity interests in each of AkzoNobel and its Subsidiaries, in each case that is subject to issuance, is duly authorized, and validly issued. Since the Capitalisation Date through the date hereof, neither AkzoNobel nor any of its Subsidiaries has issued any AkzoNobel Securities or incurred any obligation to make any payments based on the price or value of any AkzoNobel Securities, other than issuances of AkzoNobel Ordinary Shares pursuant to the exercise or the vesting and settlement, as applicable, of AkzoNobel Equity Awards outstanding as of the Capitalisation Date.

2.2

All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of AkzoNobel are owned, directly or indirectly, by AkzoNobel, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), except, in each case for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable laws.

2.3	Except as set forth in clause 2.1 above, AkzoNobel warrants, as of the Capitalisation Date, there were no issued:

(a)	shares in the share capital of AkzoNobel or other voting securities of or ownership interests in AkzoNobel;

(b)

securities of AkzoNobel or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of AkzoNobel or any of its Subsidiaries or other voting securities of or ownership interests in AkzoNobel or any of its Subsidiaries;

(c)

warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from AkzoNobel or any of its Subsidiaries, or other obligations of AkzoNobel or any of its Subsidiaries to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in AkzoNobel or any of its Subsidiaries; or

(d)

stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in AkzoNobel or any of its Subsidiaries, in each case issued by AkzoNobel or its Subsidiaries,

Schedule 9 Representations and Warranties of AkzoNobel

(the items in (a) through (d) being referred to collectively as the “AkzoNobel Securities”).

2.4	Except as Disclosed in the AkzoNobel Disclosed Information,

(a)

there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate AkzoNobel or any of its Subsidiaries to issue or sell any AkzoNobel Securities, or give any Person a right to subscribe for or acquire from AkzoNobel or any AkzoNobel Affiliate any AkzoNobel Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding;

(b)	there are no voting trusts, proxies or other agreements, arrangements or commitments to which AkzoNobel or any of its Subsidiaries is a party with respect to the voting of any AkzoNobel Securities;

(c)

there are no bonds, debentures or notes issued by AkzoNobel or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exercisable for securities having the right to vote) together with shareholders of AkzoNobel on any matters with respect to AkzoNobel; and

(d)

there are no outstanding obligations of AkzoNobel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the AkzoNobel Securities, or granting any pre-emptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any AkzoNobel Securities, except that holders of bearer share certificates issued by AkzoNobel may until January 2, 2026 surrender such bearer share certificates for a corresponding number of AkzoNobel Ordinary Shares. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to AkzoNobel or any Subsidiary of AkzoNobel that is applicable to the Merger.

2.5

The AkzoNobel Disclosed Information includes, as of the Capitalisation Date, a true, complete and correct list of each outstanding AkzoNobel Equity Award, including (i) the holder of such AkzoNobel Equity Award, (ii) the number of AkzoNobel Ordinary Shares underlying each AkzoNobel Equity Award including at target and maximum performance levels; (iii) the date on which the AkzoNobel Equity Award was granted and the AkzoNobel Equity Plan under which it was granted; and (iv) the expiration date of each AkzoNobel Equity Award, if applicable. All AkzoNobel Equity Awards were granted under the award agreements (or forms thereof) provided in the AkzoNobel Disclosed Information.

Schedule 9 Representations and Warranties of AkzoNobel

2.6

Each grant of an AkzoNobel Equity Award was validly issued and properly approved by the AkzoNobel Boards (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Law, and recorded on the books and records of AkzoNobel, and no such grants involved any “back dating”, “forward dating” or similar practices with respect to the effective date of grant.

2.7	None of the AkzoNobel Securities are owned by any Subsidiary of AkzoNobel.

2.8

Except for the AkzoNobel Securities of a Subsidiary of AkzoNobel, neither AkzoNobel nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (other than AkzoNobel’s Subsidiaries), or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise, which does not include providing credit for trade payables) in, any other Person (other than as contemplated by the Merger).

2.9

All dividends and distributions on any AkzoNobel Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any applicable withholding Taxes).

3	Corporate Authority; Enforceability

3.1

Each of AkzoNobel and AkzoNobel Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to approval by AkzoNobel’s shareholders of the AkzoNobel Completion Resolutions at the AkzoNobel EGM.

3.2

At a meeting duly called and held, the AkzoNobel Boards unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and recommended that the shareholders of AkzoNobel adopt the AkzoNobel Resolutions.

3.3

This Agreement has been duly executed and delivered by AkzoNobel and AkzoNobel Sub and constitutes a valid, legal and binding Agreement of AkzoNobel and AkzoNobel Sub, enforceable against AkzoNobel and AkzoNobel Sub in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization and other Applicable Laws affecting creditors’ rights generally and by general equitable principles.

Schedule 9 Representations and Warranties of AkzoNobel

4	No Conflicts

Neither the execution and delivery by AkzoNobel of this Agreement or AkzoNobel Sub of the Joinder Agreement, the compliance by them with all of the provisions of and the performance by them of their obligations under this Agreement, nor the consummation of the Merger, will result (i) in any breach or violation of the provisions of the organizational or other governing documents of AkzoNobel or any of its Subsidiaries, any Applicable Law applicable to AkzoNobel or any of its Subsidiaries or any provision of any contract to which AkzoNobel or any of its Subsidiaries is a party, (ii) in any actions that would result in termination, cancellation or acceleration of any contract to which AkzoNobel or any of its Subsidiaries is a party or (iii) in the creation of a lien on assets of AkzoNobel or any of its Subsidiaries, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

5	Governmental Approvals and Consents

Other than (i) the filings or notices with the Regulatory Authorities, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, the MAR and any other applicable securities law, (iii) compliance with the rules and regulations of the NYSE and Euronext Amsterdam and (iv) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to AkzoNobel or any of its Subsidiaries with, or obtained by AkzoNobel or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery by AkzoNobel of this Agreement, the performance by AkzoNobel of its obligations hereunder and the consummation of the Merger.

6	AkzoNobel Reports and Financial Statements

6.1

AkzoNobel has timely filed or furnished, as applicable, with the AFM all reports, schedules, form statements or other documents of AkzoNobel that were required to be filed with or furnished to the AFM since 1 January 2023. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), all such reports, schedules, form statements or other documents (including the AkzoNobel Reports) complied in all material

Schedule 9 Representations and Warranties of AkzoNobel

respects with requirements under Applicable Law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), none of such reports, schedules, form statements or other documents (including the AkzoNobel Reports) contained any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.2

As of the date of this Agreement, there are no outstanding or unresolved comments received from the AFM with respect to any of the reports, schedules, form statements or other documents (including the AkzoNobel Reports) referenced in clause 6.1 of this Schedule 9.

6.3

AkzoNobel has established and maintains, and since 1 January 2023, has maintained, a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

6.4

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to AkzoNobel, AkzoNobel is, and since 1 January 2023 has been, in compliance with the applicable listing and corporate governance rules and regulations of Euronext Amsterdam.

6.5

All of the audited consolidated financial statements and unaudited consolidated interim financial statements of AkzoNobel included in the AkzoNobel Reports (collectively, the “AkzoNobel Financial Statements”) (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of AkzoNobel as of the dates thereof and (ii) have been prepared in all material respects in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”) or International Financial Reporting Standards as applied by the European Union (“IFRS”), as the case may be, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

Schedule 9 Representations and Warranties of AkzoNobel

7	Absence of Certain Changes

From 1 January 2025 and until the date of this Agreement, AkzoNobel and its Subsidiaries have conducted its business in the ordinary course in all material respects, and there has not been any change, event, occurrence or effect that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

8	Compliance

8.1

Neither AkzoNobel nor any of its Subsidiaries is in conflict with, or in default or violation of, any Applicable Laws of any Governmental Authority, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

8.2

As of the date of this Agreement, each of AkzoNobel and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders, registrations and other authorizations, consents and approvals (together, “Permits”) of all Governmental Authorities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

9	Litigation and Liabilities

9.1

There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, Orders that affect AkzoNobel, any of its Subsidiaries or their properties or assets or proceedings pending or, to the knowledge of AkzoNobel, threatened in writing against AkzoNobel, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or by or before any Governmental Authority, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

9.2

There are no obligations or liabilities whether or not accrued, contingent or otherwise required to be disclosed or reserved against in a consolidated balance sheet of AkzoNobel and its consolidated Subsidiaries prepared in accordance with Dutch GAAP and IFRS or in the notes thereto, including those relating to, or any other facts or circumstances of which, to the knowledge of AkzoNobel, would reasonably be expected to result in any claims against, or obligations or liabilities of, AkzoNobel or any of its Subsidiaries, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

Schedule 9 Representations and Warranties of AkzoNobel

10	Anti-Corruption, Trade Sanctions and Export Controls

10.1

AkzoNobel and its Subsidiaries including any of their respective officers or directors are and in the past five (5) years have been, to the extent applicable, in compliance with and have not committed any offense under any Anti-Corruption Laws, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

10.2

There is not currently any pending or, to the knowledge of AkzoNobel, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance with any applicable Anti-Corruption Laws by AkzoNobel or its Subsidiaries, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

10.3

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and its Subsidiaries are, and for the past five (5) years have been, in compliance with Applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither AkzoNobel nor its Subsidiaries is currently designated on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or on any similar, publicly available sanctions list maintained by the United Nations Security Council, the European Union or His Majesty’s Treasury.

10.4

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, there is not currently any pending or, to the knowledge of AkzoNobel, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance by AkzoNobel or its Subsidiaries with any Applicable Laws relating to export controls, trade embargoes, and economic sanctions.

10.5

AkzoNobel and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Applicable Laws relating to export controls, trade embargoes, and economic sanctions, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

Schedule 9 Representations and Warranties of AkzoNobel

11	AkzoNobel Benefit Plans

11.1

To the knowledge of AkzoNobel, the AkzoNobel Disclosed Information includes a true, correct and complete list of each material AkzoNobel Benefit Plan. With respect to each material AkzoNobel Benefit Plan, a copy of which is within the possession of any individual who is identified in clause (i) of the definition of “knowledge” or may be obtained by such individual after reasonable inquiry of those aware of this Agreement, prior to the date of this Agreement, AkzoNobel has made available to Axalta true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants.

11.2

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, (i) each of the AkzoNobel Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with Applicable Laws, (ii) each AkzoNobel Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or that is intended to be qualified or registered under any other Applicable Laws in order to receive favourable tax treatment or other beneficial status, is so qualified, (iii) there are no pending, or to the knowledge of AkzoNobel, threatened Actions (other than routine individual claims for benefits) with respect to any of the AkzoNobel Benefit Plans and (iv) all contributions required to be made by AkzoNobel or any of its Subsidiaries under each AkzoNobel Benefit Plan has been timely made or properly accrued.

11.3

(i) Within the six years immediately preceding the date of this Agreement, neither AkzoNobel nor any of its Subsidiaries or any AkzoNobel ERISA Affiliate sponsored, maintained, contributed to, or was required to contribute to, any (a) defined benefit pension plan (whether or not subject to ERISA), or (b) multiemployer plan, as described in Section 3(37) of ERISA and (ii) no AkzoNobel Benefit Plan provides death or medical or other welfare benefits (whether or not insured) with respect to current or former AkzoNobel Service Providers (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by Applicable Laws.

11.4	No current or former AkzoNobel Service Provider has any “gross up” agreement or other assurance, in each case, from AkzoNobel or any of its Subsidiaries of reimbursement for any Taxes.

11.5

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AkzoNobel, each AkzoNobel Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance with, and AkzoNobel and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

Schedule 9 Representations and Warranties of AkzoNobel

11.6

Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) would reasonably be expected to (i) increase any benefits or compensation otherwise payable under any AkzoNobel Benefit Plan, (ii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture or forgiveness of indebtedness of, any compensation or benefits under any AkzoNobel Benefit Plan, (iii) entitle any current or former AkzoNobel Service Provider to any payment or benefit, including any bonus, retention, severance, retirement payment or other benefit or (iv) result in the payment of any amount to any current or former AkzoNobel Service Provider that, individually or collectively, constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. No AkzoNobel Equity Awards shall accelerate time of payment, funding or vesting on a “single-trigger” basis solely as a result of the consummation of the Merger. As of the date of this Agreement, none of AkzoNobel, the AkzoNobel Management Board or the AkzoNobel Supervisory Board or any committee thereof has taken any action to treat or deem the consummation of the Merger as a “change in control”, “takeover”, “corporate event” or other applicable term of similar comport for purposes of any AkzoNobel Benefit Plan that may result in the acceleration of the time of payment, funding or vesting of any compensation or benefits on a “single-trigger” basis solely as a result of the consummation of the Merger.

12	Employee and Labour Matters

12.1

To the knowledge of AkzoNobel, neither AkzoNobel nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a Labour Organization (a “Labour Agreement”) and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries is the subject of any campaign, proceeding, petition or other action asserting that AkzoNobel or any of its Subsidiaries has committed an unfair labour practice or is seeking to compel it to bargain with any labour union or labour organization. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries has failed to comply with the provisions of any Labour Agreement, and there are no grievances outstanding against AkzoNobel or any of its Subsidiaries under any Labour Agreement.

Schedule 9 Representations and Warranties of AkzoNobel

12.2

To the knowledge of AkzoNobel, as of the date of this Agreement, there is no threatened, nor, since 1 January 2023, has there been any, labour strike, dispute, walk-out, work stoppage, slow-down or lockout (“Strikes”) involving AkzoNobel or any of its Subsidiaries, except for any general industry Strikes that are not directed exclusively at AkzoNobel or any of its Subsidiaries.

12.3

To the knowledge of AkzoNobel, no provision of notice to, no consent or consultation of, or the rendering of formal advice by, any Labour Organization is required for AkzoNobel to enter into this Agreement or to consummate the Merger.

12.4

AkzoNobel and each of its Subsidiaries has, since 1 January 2023, been in material compliance with WARN or similar Applicable Law and has not incurred, nor is expected to incur, any liabilities or other obligations under WARN or similar Applicable Law.

12.5

As of the date of this Agreement, there are no material Actions pending or scheduled or, to the knowledge of AkzoNobel, threatened in writing, pertaining to the Employment Practices of AkzoNobel or any of its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and each of its Subsidiaries is, and since 1 January 2023, has been, in compliance in all respects with all Applicable Laws with respect to the Employment Practices of AkzoNobel or any of its Subsidiaries.

13	Tax Matters

13.1	Except if it has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel:

(a)

Each of AkzoNobel and its Subsidiaries has (a) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns have been made on a proper basis, have been filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and (b) paid all Taxes due and payable (whether or not shown on a Tax Return) other than such Taxes as are being contested in good faith by AkzoNobel or its Subsidiaries and for which adequate reserves have been made on the AkzoNobel Financial Statements.

(b)

AkzoNobel and each of its Subsidiaries have made all withholdings and deductions relating to Tax as are required by Applicable Law to be made and complied with Applicable Law relating to the collection, deduction, withholding and payment of Taxes (including Applicable Laws related to information reporting and the provision of information statements).

Schedule 9 Representations and Warranties of AkzoNobel

(c)

No action, suit, audit, claim, demand, investigation or proceeding is pending, examination or investigation is now in progress, (or threatened in writing (or, to AkzoNobel’s knowledge, orally)) against, or to the knowledge of AkzoNobel, contemplated against, or with respect to, AkzoNobel or its Subsidiaries in respect of any Tax.

(d)	No Taxing Authority has proposed or is threatening in writing to propose any adjustment to any Tax Return of AkzoNobel or its Subsidiaries.

(e)

No US Subsidiary of AkzoNobel has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and neither AkzoNobel nor any non-US Subsidiary of AkzoNobel has participated in a transaction that is violative of an applicable “general anti-abuse rule” or analogous tax anti-abuse regime in their respective jurisdictions.

(f)

Neither AkzoNobel nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (a) are solely between AkzoNobel or any of its Subsidiaries, (b) will terminate as of the Completion Date or (c) are Tax allocation, indemnity or warranty provisions contained in commercial contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes.

(g)

Neither AkzoNobel nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(h)	There are no liens on any of the assets of AkzoNobel or any of its Subsidiaries attributable to Taxes.

(i)

Neither AkzoNobel nor any of its Subsidiaries (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is AkzoNobel or any Subsidiary of AkzoNobel, or (ii) has any liability for any Taxes of any Person, where such Taxes are the primary obligation of that other Person (other than AkzoNobel or current or former Subsidiary of AkzoNobel).

(j)

Neither AkzoNobel nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

Schedule 9 Representations and Warranties of AkzoNobel

(k)

Neither AkzoNobel nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (A) any instalment sale or open transaction disposition made on or prior to the Effective Time, (B) other than resulting from the ordinary course of business, any prepaid amount or deferred revenue received on or prior to the Effective Time, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Effective Time, (D) any “domestic use election” (or analogous concepts under state, local or non-U.S. Law) or (E) a change in the method of accounting for a period ending prior to or including the Effective Time.

(l)

Neither AkzoNobel nor any of its Subsidiaries has entered into or agreed to operate any special arrangement or agreement in relation to its Tax affairs and neither AkzoNobel nor any of its Subsidiaries has a request pending before a Tax Authority for any such arrangements or agreement, in each case for any taxable year for which the statute of limitations has not yet expired.

13.2

No claim has been made in writing by a Tax Authority in a jurisdiction where any of AkzoNobel or its Subsidiaries does not pay a particular kind of Tax or file a particular type of Tax Return that such Person is or may be required to pay such Tax or file such Tax Return in, or subject to taxation by, that jurisdiction.

13.3	AkzoNobel is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

13.4

There are no arrangements or agreements or circumstances (including Tax rulings) that would reasonably be expected to give rise to AkzoNobel or any of its Subsidiaries being liable for the repayment of a material amount of unlawful state aid in relation to Taxation.

13.5

Neither AkzoNobel nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any facts or circumstances that, individually or in the aggregate, would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment.

Schedule 9 Representations and Warranties of AkzoNobel

14	AkzoNobel Material Contracts

14.1

Except, in each case of subclauses (i) and (ii) of this sentence, if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) neither AkzoNobel, nor any of its Subsidiaries is in breach of or default under the terms of any contract that is material to the business of AkzoNobel and its Subsidiaries taken as a whole (“AkzoNobel Material Contract”) and (ii) no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any AkzoNobel Material Contract by AkzoNobel or any Subsidiary of AkzoNobel.

14.2

To the knowledge of AkzoNobel, no other party to any AkzoNobel Material Contract is in breach of or default under the terms of such AkzoNobel Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

15	Intellectual Property

15.1

For the purposes of this Agreement, “Intellectual Property” means any and all rights with respect to intellectual property and similar proprietary rights in any jurisdiction throughout the world, including the following: (i) all patents, patent applications, statutory invention registrations, (together with any and all re- issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations thereof) and all improvements to the inventions disclosed in each such registration, patent and patent application; (ii) all registered and unregistered trademarks and service marks, trade names, service names, brand names, trade dress, logos, certifications, internet domain names, social media identifiers and accounts and any and all other indications of origin (whether or not registered), including all goodwill associated therewith and symbolized thereby, and all applications and registrations in connection therewith; (iii) all copyrights (whether or not registered) and all applications and registrations therefor, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression; (iv) all trade secrets, know-how (including manufacturing and production processes and research and development information), confidential information, technical data, algorithms, formulae, procedures, protocols, rules of thumb, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information); (v) software (including source code, object code, firmware, operating systems and specifications), (vi) databases and data collections, (vii) industrial designs (whether or not registered), (viii) rights of publicity, privacy rights, and rights to personal information, and (ix) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

Schedule 9 Representations and Warranties of AkzoNobel

15.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or used or held for use in the operation of the business of AkzoNobel and its Subsidiaries as currently conducted (the “AkzoNobel Intellectual Property”) and (ii) the consummation of the Merger contemplated by this Agreement will not alter or impair any such rights.

15.3

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, own all right, title and interest in and to all Intellectual Property owned or purported to be owned by AkzoNobel or its Subsidiaries (the “AkzoNobel Owned Intellectual Property”) free and clear of all liens, (ii) all AkzoNobel Owned Intellectual Property is valid, and to the knowledge of AkzoNobel, subsisting and enforceable.

15.4

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) since 1 January 2023, the conduct of the business of AkzoNobel and its Subsidiaries has not infringed upon, misappropriated, or otherwise violated, and currently does not infringe upon, misappropriate, or otherwise violate, any Intellectual Property rights or any other proprietary right of any Person, and (ii) there are no pending or, to the knowledge of AkzoNobel, threatened claims by any Person alleging infringement, misappropriation or other violation by AkzoNobel or any of its Subsidiaries of any Intellectual Property rights of any Person. To the knowledge of AkzoNobel, there is no unauthorized use, infringement, misappropriation or other violation of AkzoNobel Intellectual Property, including by any employee of AkzoNobel or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect in relation to AkzoNobel.

15.5

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) each of AkzoNobel and its Subsidiaries, as applicable, has taken commercially reasonable steps designed to protect and maintain any trade secrets or other confidential propriety information included in the AkzoNobel Intellectual Property, (ii) there have been no unauthorized uses or disclosures of any such AkzoNobel Intellectual Property by AkzoNobel or any of its Subsidiaries or, to the knowledge of AkzoNobel, any third party, (iii) AkzoNobel has executed valid and enforceable written agreements with each of

Schedule 9 Representations and Warranties of AkzoNobel

its current and former employees, consultants and independent contractors and any other Persons who were or are, as applicable, engaged in creating or developing any Intellectual Property for or on behalf of AkzoNobel or any of its Subsidiaries, pursuant to which each such Person has (1) agreed to hold all trade secrets and confidential information of AkzoNobel in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable, and (2) presently assigned to AkzoNobel or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for AkzoNobel or any of its Subsidiaries in the course of such Person’s employment or retention thereby, and (iv) no party thereto is in default or breach of any of the agreements referred to in clause 15.5(iii).

15.6

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries have implemented (1) commercially reasonable and appropriate technical, physical, and administrative measures, designed to protect the confidentiality, integrity and security of the IT Assets owned, controlled, or used by AkzoNobel and its Subsidiaries in connection with the operation of the business of AkzoNobel and its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) (collectively, “AkzoNobel IT Assets”), and (2) commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices, (ii) there have been no Security Incidents and (iii) there have been no failures of the AkzoNobel IT Assets that have resulted in any interruption of or adverse effect on the business of AkzoNobel or its Subsidiaries.

16	Data Privacy and Cybersecurity

16.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries currently and previously have complied with all applicable Privacy Laws and contracts binding upon AkzoNobel or any of its Subsidiaries related to the privacy, security, or Processing of Personal Information, and (ii) each of AkzoNobel and its Subsidiaries maintains a written information security program that includes commercially reasonable and appropriate administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information.

Schedule 9 Representations and Warranties of AkzoNobel

16.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries nor, to the knowledge of AkzoNobel, any Person Processing Personal Information on behalf of AkzoNobel or any of its Subsidiaries in relation to such Processing of Personal Information has (i) experienced a Security Incident that required notification to another Person under applicable Privacy Laws (or for which AkzoNobel, any of its Subsidiaries, or such Person actually made notification), or (ii) received written notice, inquiry, request, claim, complaint, correspondence or other communication from, or, to the knowledge of AkzoNobel, been the subject of any investigation or enforcement action by, any Person alleging a violation of applicable Privacy Law.

17	Real Property

17.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, have good and valid fee simple title (or the jurisdictional equivalent) in and to all real property owned or purported to be owned by AkzoNobel or its Subsidiaries (the “AkzoNobel Owned Real Property”), free and clear of all liens, (ii) none of AkzoNobel or any of its Subsidiaries have leased or granted to any third party any right to use or occupy any material portions of the AkzoNobel Owned Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of AkzoNobel, threatened affecting any AkzoNobel Owned Real Property or any portion thereof or interest therein, and (iv) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any AkzoNobel Owned Real Property or any portion thereof or interest therein.

17.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, have good and valid leasehold or subleasehold interest or license rights (or the jurisdictional equivalent) in and to all real property leased, subleased, licensed or purported to be leased, subleased or licensed by AkzoNobel or its Subsidiaries (the “AkzoNobel Leased Real Property”, and together with the AkzoNobel Owned Real Property, the “AkzoNobel Real Property”), free and clear of all liens, (ii) none of AkzoNobel or any of its Subsidiaries have subleased or granted to any third party any right to use or occupy any material portions of the AkzoNobel Leased Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of AkzoNobel, threatened affecting any AkzoNobel Leased Real Property or any portion thereof or interest therein, (iv) neither AkzoNobel or any of its Subsidiaries nor, to the knowledge of AkzoNobel, any counterparty, is in breach of or default under the terms of any lease, sublease, license or occupancy agreement underlying the AkzoNobel Leased Real Property, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in any breach or default thereunder.

Schedule 9 Representations and Warranties of AkzoNobel

17.3

The AkzoNobel Real Property comprises all material real property used in the business of the AkzoNobel Group as currently conducted. Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, the AkzoNobel Real Property is in good operating condition in all material respects, reasonable wear and tear excepted, and AkzoNobel and its Subsidiaries have sufficient rights of access to, and sufficient utilities servicing, each AkzoNobel Real Property, for purposes of operating the business of the AkzoNobel Group as currently conducted.

18	Environmental

18.1

Each of AkzoNobel and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by AkzoNobel and its Subsidiaries of permits, licenses, approvals, and other governmental authorizations required for their operations under Environmental Laws, and compliance with the terms and conditions thereof, except for non compliance or violations that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.2

There are no civil, criminal or administrative actions, suits, claims, investigations arising under or pursuant to any Environmental Laws that are pending against or, to the knowledge of AkzoNobel, threatened against or affecting AkzoNobel or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.3

There are no and have been no releases or threatened releases of Hazardous Materials by or on behalf of AkzoNobel or any of its Subsidiaries that require any investigation, remediation, monitoring or cleanup or that would reasonably be expected to result in liability of AkzoNobel or any of its Subsidiaries under any Environmental Law, except for any investigation, remediation, monitoring or cleanup or liability that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.4

Neither AkzoNobel nor any of its Subsidiaries has any liability with respect to the presence or alleged presence of Hazardous Materials in any product or item manufactured or placed into commerce by AkzoNobel or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.5

Neither AkzoNobel nor any of its Subsidiaries has assumed or retained, by contract or, to the knowledge of AkzoNobel, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

Schedule 9 Representations and Warranties of AkzoNobel

19	Insurance

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and its Subsidiaries are self-insured, or maintain commercially reasonable insurance coverage with reputable insurers, in such amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as AkzoNobel and its Subsidiaries (taking into account the cost and availability of such insurance). Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

20	Ownership and Operations of AkzoNobel Sub

From and after AkzoNobel Sub’s organization, AkzoNobel (or a wholly-owned Subsidiary of AkzoNobel) owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub. AkzoNobel Sub will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Merger, and (x) will not conduct any business prior to the date of the Joinder Agreement and (y) immediately prior to the execution of the Joinder Agreement, and prior to the Effective Time, will have no assets, liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Merger.

21	No Other AkzoNobel Representations and Warranties

Except for the representations and warranties made by AkzoNobel in this Schedule 9 (as qualified by the applicable items Disclosed in the AkzoNobel Disclosed Information and in accordance with clause 5), neither AkzoNobel nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of AkzoNobel or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding AkzoNobel or its Subsidiaries or any other matter furnished or provided to Axalta or made available to Axalta in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or by the Merger. AkzoNobel and its Subsidiaries disclaim any other representations or warranties, whether made by AkzoNobel or any of its Subsidiaries or any of their respective Affiliates or Representatives.

Schedule 9 Representations and Warranties of AkzoNobel

22	No recourse to Axalta

Axalta acknowledges and agrees that clause 5 and the AkzoNobel Disclosed Information are solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under Applicable Law.

Schedule 9 Representations and Warranties of AkzoNobel

Schedule 10 Representations and Warranties of Axalta

1	Organization and Good Standing

1.1

Each of Axalta and Axalta’s Subsidiaries is an entity duly incorporated, validly existing and in good standing (where such concept is recognized under Applicable Law) under the Applicable Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

1.2

Each of Axalta and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

1.3	The Axalta Disclosed Information includes true and complete copies of the organizational documents of Axalta.

2	Capitalisation

2.1

The authorized share capital of Axalta is USD 1,000,000,000 consisting of 1,000,000,000 ordinary shares of USD 1 par value per share. As of the Capitalisation Date, (i) 255,027,581 Axalta Ordinary Shares were issued, of which 41,684,160 Axalta Ordinary Shares Axalta holds in its own capital (the “Axalta Treasury Shares”), (ii) 980,863 Axalta Ordinary Shares were issuable in respect of outstanding Axalta RSUs, (iii) 976,836 Axalta Ordinary Shares were issuable in respect of outstanding Axalta PSUs, and (iv) 162,196 Axalta Ordinary Shares were issuable in respect of Axalta Options. As of the date of this Agreement, each of the issued or outstanding shares or other equity interests in each of Axalta and its Subsidiaries, in each case that is subject to issuance, is duly authorized, and validly issued. Since the Capitalisation Date through the date hereof, neither Axalta nor any of its Subsidiaries has (a) issued any Axalta Securities or incurred any obligation to make any payments based on the price or value of any Axalta Securities, other than issuances of Axalta Ordinary Shares pursuant to the exercise of Axalta Options or the vesting and settlement of Axalta RSUs or Axalta PSUs, in each case, outstanding as of the Capitalisation Date.

2.2

All issued or outstanding shares and other voting securities or equity interests of each Subsidiary of Axalta are owned, directly or indirectly, by Axalta, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), except, in each case for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities laws.

Schedule 10 Representations and Warranties of Axalta

2.3	Except as set forth in clause 2.1 above, Axalta warrants, as of the Capitalisation Date, there were no issued:

(a)	shares in the share capital of Axalta or other voting securities of or ownership interests in Axalta;

(b)

securities of Axalta or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of Axalta or any of its Subsidiaries or other voting securities of or ownership interests in Axalta or any of its Subsidiaries;

(c)

warrants, calls, options, shares of phantom stock or phantom share rights, share purchase, share appreciation or other rights or obligations to acquire from Axalta or any of its Subsidiaries, or other obligations of Axalta or any of its Subsidiaries to issue, any shares in or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in or other voting securities or ownership interests in Axalta or any of its Subsidiaries; or

(d)

share options, restricted shares, share appreciation rights, performance units or similar securities, phantom share rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of or ownership interests in Axalta or any of its Subsidiaries, in each case issued by Axalta or its Subsidiaries,

(the items in (a) through (d) being referred to collectively as the “Axalta Securities”).

2.4	Except as Disclosed in the Axalta Disclosed Information,

(a)

there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, share appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Axalta or any of its Subsidiaries to issue or sell any Axalta Securities, or give any Person a right to subscribe for or acquire from Axalta or any Axalta Affiliate any Axalta Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding;

Schedule 10 Representations and Warranties of Axalta

(b)	there are no voting trusts, proxies or other agreements, arrangements or commitments to which Axalta or any of its Subsidiaries is a party with respect to the voting of any Axalta Securities;

(c)

there are no bonds, debentures or notes issued by Axalta or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exercisable for securities having the right to vote) together with shareholders of Axalta on any matters with respect to Axalta; and

(d)

there are no outstanding obligations of Axalta or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Axalta Securities, or granting any pre-emptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Axalta Securities. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to Axalta or any Subsidiary of Axalta that is applicable to the Merger.

2.5

The Axalta Disclosed Information includes, as of the Capitalisation Date, a true, complete and correct list of each outstanding Axalta Equity Award, including (i) the holder of such Axalta Equity Award, (ii) the number of Axalta Ordinary Shares underlying each Axalta Equity Award, including at target and maximum performance levels; (iii) the date on which the Axalta Equity Award was granted and the Axalta Equity Plan under which it was granted; (iv) the exercise price of each Axalta Equity Award that is a stock option, if applicable; and (v) the expiration date of each Axalta Equity Award, if applicable. All Axalta Equity Awards were granted under the award agreements (or forms thereof) provided in the Axalta Disclosed Information.

2.6

Each grant of Axalta Equity Awards was validly issued and properly approved by the Axalta Board (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Law, including with respect to Section 409A of the Code, and recorded on the consolidated financial statements of Axalta in accordance with U.S. GAAP consistently applied, and no such grants involved any “back dating”, “forward dating” or similar practices with respect to the effective date of grant. No Axalta Option has an exercise price that has been or may be less than the fair market value of the Axalta Ordinary Shares as of the date such Axalta Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Section 409A of the Code.

2.7	None of the Axalta Securities are owned by any Subsidiary of Axalta.

Schedule 10 Representations and Warranties of Axalta

2.8

Except for the Axalta Securities of a Subsidiary of Axalta, neither Axalta nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (other than Axalta’s Subsidiaries), or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise, which does not include providing credit for trade payables) in, any other Person (other than as contemplated by the Merger).

2.9

All dividends and distributions on any Axalta Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any applicable withholding Taxes).

3	Corporate Authority; Enforceability

3.1

Axalta has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to approval by Axalta’s shareholders of the Axalta Completion Resolution at the Axalta EGM.

3.2

At a meeting duly called and held, the Axalta Board unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of Axalta and its shareholders, determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act, and recommended that the shareholders of Axalta adopt the Axalta Resolutions.

3.3

This Agreement has been duly executed and delivered by Axalta and constitutes a valid, legal and binding Agreement of Axalta, enforceable against Axalta in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization and other Applicable Laws affecting creditors’ rights generally and by general equitable principles.

4	No Conflicts

Neither the execution and delivery by Axalta of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger, will result (i) in any breach or violation of the provisions of the organizational or other governing documents of Axalta or any of its Subsidiaries, any Applicable Law applicable to Axalta or any of its Subsidiaries or any provision of any contract to which Axalta or any of its Subsidiaries is a party, (ii) in any actions that would result in termination, cancellation or acceleration of any contract to which Axalta or any of its Subsidiaries is a party or (iii) in the creation of a lien on assets of Axalta or any of its Subsidiaries, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

Schedule 10 Representations and Warranties of Axalta

5	Governmental Approvals and Consents

Other than (i) the filings or notices with the Regulatory Authorities, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities law, (iii) compliance with the rules and regulations of the NYSE and (iv) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to Axalta or any of its Subsidiaries with, or obtained by Axalta or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery by Axalta of this Agreement, the performance by Axalta of its obligations hereunder and the consummation of the Merger.

6	Axalta Reports and Financial Statements

6.1

Axalta has timely filed or furnished, as applicable, with the SEC all reports, schedules, form statements or other documents of Axalta that were required to be filed with or furnished to the SEC since 1 January 2023. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the Axalta Reports complied in all material respects with requirements under Applicable Law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the Axalta Reports did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.2	As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Axalta Reports.

6.3

Axalta has established and maintains, and since 1 January 2023, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Axalta’s disclosure controls and procedures are reasonably designed to ensure, that all material information required to be disclosed by Axalta in the reports that it files or furnishes under the Exchange Act is recorded,

Schedule 10 Representations and Warranties of Axalta

processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Axalta’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Axalta’s management has completed an assessment of the effectiveness of Axalta’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended 31 December 2024, and such assessment concluded that such controls were effective and Axalta’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of 31 December 2024. Based on such evaluation, management of Axalta has disclosed to Axalta’s auditors and the audit committee of the Axalta Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Axalta’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors or the audit committee of the Axalta Board, if any, has been disclosed to Axalta prior to the date of this Agreement.

6.4

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Axalta, Axalta is, and since 1 January 2023 has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

6.5

All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Axalta included in the Axalta Reports (collectively, the “Axalta Financial Statements”) (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of Axalta as of the dates thereof and (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

Schedule 10 Representations and Warranties of Axalta

7	Absence of Certain Changes

From 1 January 2025 and until the date of this Agreement, Axalta and its Subsidiaries have conducted its business in the ordinary course in all material respects, and there has not been any change, event, occurrence or effect that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect in relation to Axalta.

8	Compliance

8.1

Neither Axalta nor any of its Subsidiaries is in conflict with, or in default or violation of, any Applicable Laws of any Governmental Authority, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

8.2

As of the date of this Agreement, each of Axalta and its Subsidiaries has all Permits of all Governmental Authorities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

9	Litigation and Liabilities

9.1

There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, Orders that affect Axalta, any of its Subsidiaries or their properties or assets or proceedings pending or, to the knowledge of Axalta, threatened in writing against Axalta, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or by or before any Governmental Authority, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

9.2

There are no obligations or liabilities whether or not accrued, contingent or otherwise required to be disclosed or reserved against in a consolidated balance sheet of Axalta and its consolidated Subsidiaries prepared in accordance with U.S. GAAP or in the notes thereto, including those relating to, or any other facts or circumstances of which, to the knowledge of Axalta, would reasonably be expected to result in any claims against, or obligations or liabilities of, Axalta or any of its Subsidiaries, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

Schedule 10 Representations and Warranties of Axalta

10	Anti-Corruption, Trade Sanctions and Export Controls

10.1

Axalta and its Subsidiaries including any of their respective officers or directors are and in the past five (5) years have been, to the extent applicable, in compliance with and have not committed any offense under any Anti-Corruption Laws, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

10.2

There is not currently any pending or, to the knowledge of Axalta, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance with any applicable Anti-Corruption Laws by Axalta or its Subsidiaries, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

10.3

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and its Subsidiaries are, and for the past five (5) years have been, in compliance with Applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither Axalta nor its Subsidiaries is currently designated on the list of Specially Designated Nationals and Blocked Persons maintained by the OFAC or on any similar, publicly available sanctions list maintained by the United Nations Security Council, the European Union or His Majesty’s Treasury.

10.4

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, there is not currently any pending or, to the knowledge of Axalta, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance by Axalta or its Subsidiaries with any Applicable Laws relating to export controls, trade embargoes, and economic sanctions.

10.5

Axalta and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Applicable Laws relating to export controls, trade embargoes, and economic sanctions, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

11	Axalta Benefit Plans

11.1

To the knowledge of Axalta, the Axalta Disclosed Information includes a true, correct and complete list of each material Axalta Benefit Plan. With respect to each material Axalta Benefit Plan, a copy of which is within the possession of any individual who is identified in clause (i) of the definition of “knowledge” or may be obtained by such individual after reasonable inquiry of those aware of this Agreement, prior to the date of this Agreement, Axalta has made available to AkzoNobel true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants.

Schedule 10 Representations and Warranties of Axalta

11.2

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, (i) each of the Axalta Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with Applicable Laws, (ii) each Axalta Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or that is intended to be qualified or registered under any other Applicable Laws in order to receive favourable tax treatment or other beneficial status, is so qualified, (iii) there are no pending, or to the knowledge of Axalta, threatened Actions (other than routine individual claims for benefits) with respect to any of the Axalta Benefit Plans and (iv) all contributions required to be made by Axalta or any of its Subsidiaries under each Axalta Benefit Plan have been timely made or properly accrued.

11.3

(i) Within the six years immediately preceding the date of this Agreement, neither Axalta nor any of its Subsidiaries or any Axalta ERISA Affiliate sponsored, maintained, contributed to, or was required to contribute to, any (a) defined benefit pension plan (whether or not subject to ERISA), or (b) multiemployer plan, as described in Section 3(37) of ERISA and (ii) no Axalta Benefit Plan provides death or medical or other welfare benefits (whether or not insured) with respect to current or former Axalta Service Providers (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by Applicable Laws.

11.4	No current or former Axalta Service Provider has any “gross up” agreement or other assurance, in each case, from Axalta or any of its Subsidiaries of reimbursement for any Taxes.

11.5

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Axalta, each Axalta Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance with, and Axalta and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

Schedule 10 Representations and Warranties of Axalta

11.6

Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) would reasonably be expected to (i) increase any benefits or compensation otherwise payable under any Axalta Benefit Plan, (ii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture or forgiveness of indebtedness of, any compensation or benefits under any Axalta Benefit Plan, (iii) entitle any current or former Axalta Service Provider to any payment or benefit, including any bonus, retention, severance, retirement payment or other benefit or (iv) result in the payment of any amount to any current or former Axalta Service Provider that, individually or collectively, constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. Except as explicitly provided for in clause 11.1.4 of this Agreement, no Axalta Equity Awards shall accelerate time of payment, funding or vesting on a “single-trigger” basis solely as a result of the consummation of the Merger. Except as explicitly provided for in clause 11.1.4 of this Agreement, as of the date of this Agreement, none of Axalta, the Axalta Board or any committee thereof has taken any action to treat or deem the consummation of the Merger as a “change in control”, “takeover”, “corporate event” or other applicable term of similar comport for purposes of any Axalta Benefit Plan that may result in the acceleration of the time of payment, funding or vesting of any compensation or benefits on a “single-trigger” basis solely as a result of the consummation of the Merger.

12	Employee and Labour Matters

12.1

To the knowledge of Axalta, neither Axalta nor any of its Subsidiaries is a party to or otherwise bound by any Labour Agreement and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, neither Axalta or any of its Subsidiaries is the subject of any campaign, proceeding, petition or other action asserting that Axalta or any of its Subsidiaries has committed an unfair labour practice or is seeking to compel it to bargain with any labour union or labour organization. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, neither Axalta nor any of its Subsidiaries has failed to comply with the provisions of any Labour Agreement, and there are no grievances outstanding against Axalta or any of its Subsidiaries under any Labour Agreement.

12.2

To the knowledge of Axalta, as of the date of this Agreement, there is no threatened, nor, since 1 January 2023, has there been any, Strikes involving Axalta or any of its Subsidiaries, except for any general industry Strikes that are not directed exclusively at Axalta or any of its Subsidiaries.

12.3

To the knowledge of Axalta, no provision of notice to, no consent or consultation of, or the rendering of formal advice by, any Labour Organization is required for Axalta to enter into this Agreement or to consummate the Merger.

12.4

Axalta and each of its Subsidiaries has, since 1 January 2023, been in material compliance with WARN or similar Applicable Law and has not incurred, nor is expected to incur, any liabilities or other obligations under WARN or similar Applicable Law.

Schedule 10 Representations and Warranties of Axalta

12.5

As of the date of this Agreement, there are no material Actions pending or scheduled or, to the knowledge of Axalta, threatened in writing, pertaining to the Employment Practices of Axalta or any of its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and each of its Subsidiaries is, and since 1 January 2023, has been, in compliance in all respects with all Applicable Laws with respect to the Employment Practices of Axalta or any of its Subsidiaries.

13	Tax Matters

13.1	Except if it has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta:

(a)

Each of Axalta and its Subsidiaries has (a) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns have been made on a proper basis, have been filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and (b) paid all Taxes due and payable (whether or not shown on a Tax Return) other than such Taxes as are being contested in good faith by Axalta or its Subsidiaries and for which adequate reserves have been made on the Axalta Financial Statements.

(b)

Axalta and each of its Subsidiaries have made all withholdings and deductions relating to Tax as are required by Applicable Law to be made and complied with Applicable Law relating to the collection, deduction, withholding and payment of Taxes (including Applicable Laws related to information reporting and the provision of information statements).

(c)

No action, suit, audit, claim, demand, investigation or proceeding is pending, examination or investigation is now in progress, (or threatened in writing (or, to Axalta’s knowledge, orally)) against, or to the knowledge of Axalta, contemplated against, or with respect to, Axalta or its Subsidiaries in respect of any Tax.

(d)	No Taxing Authority has proposed or is threatening in writing to propose any adjustment to any Tax Return of Axalta or its Subsidiaries.

(e)

No U.S. Subsidiary of Axalta has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and neither Axalta nor any non-US Subsidiary of Axalta has participated in a transaction that is violative of an applicable “general anti-abuse rule” or analogous tax anti-abuse regime in their respective jurisdictions.

Schedule 10 Representations and Warranties of Axalta

(f)

Neither Axalta nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (a) are solely between Axalta or any of its Subsidiaries, (b) will terminate as of the Completion Date or (c) are Tax allocation, indemnity or warranty provisions contained in commercial contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes.

(g)

Neither Axalta nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(h)	There are no liens on any of the assets of Axalta or any of its Subsidiaries attributable to Taxes.

(i)

Neither Axalta nor any of its Subsidiaries (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is Axalta or any Subsidiary of Axalta, or (ii) has any liability for any Taxes of any Person, where such Taxes are the primary obligation of that other Person (other than Axalta or current or former Subsidiary of Axalta).

(j)

Neither Axalta nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k)

Neither Axalta nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (A) any instalment sale or open transaction disposition made on or prior to the Effective Time, (B) other than resulting from the ordinary course of business, any prepaid amount or deferred revenue received on or prior to the Effective Time, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Effective Time, (D) any “domestic use election” (or analogous concepts under state, local or non-U.S. Law) or (E) a change in the method of accounting for a period ending prior to or including the Effective Time.

Schedule 10 Representations and Warranties of Axalta

(l)

Neither Axalta nor any of its Subsidiaries has entered into or agreed to operate any special arrangement or agreement in relation to its Tax affairs and neither Axalta nor any of its Subsidiaries has a request pending before a Tax Authority for any such arrangements or agreement, in each case for any taxable year for which the statute of limitations has not yet expired.

13.2

No claim has been made in writing by a Tax Authority in a jurisdiction where any of Axalta or its Subsidiaries does not pay a particular kind of Tax or file a particular type of Tax Return that such Person is or may be required to pay such Tax or file such Tax Return in, or subject to taxation by, that jurisdiction.

13.3	Axalta is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

13.4

There are no arrangements or agreements or circumstances (including Tax rulings) that would reasonably be expected to give rise to Axalta or any of its Subsidiaries being liable for the repayment of a material amount of unlawful state aid in relation to Taxation.

13.5

Neither Axalta nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any facts or circumstances that, individually or in the aggregate, would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment.

14	Axalta Material Contracts

14.1

Except, in each case of subclauses (i) and (ii) of this sentence, if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) neither Axalta, nor any of its Subsidiaries is in breach of or default under the terms of any contract that is material to the business of Axalta and its Subsidiaries taken as a whole (“Axalta Material Contract”) and (ii) no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Axalta Material Contract by Axalta or any Subsidiary of Axalta.

14.2

To the knowledge of Axalta, no other party to any Axalta Material Contract is in breach of or default under the terms of such Axalta Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

Schedule 10 Representations and Warranties of Axalta

15	Intellectual Property

15.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or used or held for use in the operation of the business of Axalta and its Subsidiaries as currently conducted (the “Axalta Intellectual Property”) and (ii) the consummation of the Merger contemplated by this Agreement will not alter or impair any such rights.

15.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, own all right, title and interest in and to all Intellectual Property owned or purported to be owned by Axalta or its Subsidiaries (the “Axalta Owned Intellectual Property”) free and clear of all liens, (ii) all Axalta Owned Intellectual Property is valid, and to the knowledge of Axalta, subsisting and enforceable.

15.3

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) since 1 January 2023, the conduct of the business of Axalta and its Subsidiaries has not infringed upon, misappropriated, or otherwise violated, and currently does not infringe upon, misappropriate, or otherwise violate, any Intellectual Property rights or any other proprietary right of any Person, and (ii) there are no pending or, to the knowledge of Axalta, threatened claims by any Person alleging infringement, misappropriation or other violation by Axalta or any of its Subsidiaries of any Intellectual Property rights of any Person. To the knowledge of Axalta, there is no unauthorized use, infringement, misappropriation or other violation of Axalta Intellectual Property, including by any employee of Axalta or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect in relation to Axalta.

15.4

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) each of Axalta and its Subsidiaries, as applicable, has taken commercially reasonable steps designed to protect and maintain any trade secrets or other confidential propriety information included in the Axalta Intellectual Property, (ii) there have been no unauthorized uses or disclosures of any such Axalta Intellectual Property by Axalta or any of its Subsidiaries or, to the knowledge of Axalta, any third party, (iii) Axalta has executed valid and enforceable written agreements with each of its current and former employees, consultants and independent contractors and any other Persons who were or are, as applicable, engaged in creating or developing any Intellectual Property for or on behalf of Axalta or any of its Subsidiaries, pursuant to which each such Person has (1) agreed to hold all trade secrets and confidential information of Axalta in confidence both during and after (subject to the terms of the applicable

Schedule 10 Representations and Warranties of Axalta

agreement) such Person’s employment or retention, as applicable, and (2) presently assigned to Axalta or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for Axalta or any of its Subsidiaries in the course of such Person’s employment or retention thereby, and (iv) no party thereto is in default or breach of any of the agreements referred to in clause 15.4(iii).

15.5

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries have implemented (1) commercially reasonable and appropriate technical, physical, and administrative measures, designed to protect the confidentiality, integrity and security of the IT Assets owned, controlled, or used by Axalta and its Subsidiaries in connection with the operation of the business of Axalta and its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) (collectively, “Axalta IT Assets”), and (2) commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices, (ii) there have been no Security Incidents and (iii) there have been no failures of the Axalta IT Assets that have resulted in any interruption of or adverse effect on the business of Axalta or its Subsidiaries.

16	Data Privacy and Cybersecurity

16.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries currently and previously have complied with all applicable Privacy Laws and contracts binding upon Axalta or any of its Subsidiaries related to the privacy, security, or Processing of Personal Information, and (ii) each of Axalta and its Subsidiaries maintains a written information security program that includes commercially reasonable and appropriate administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information.

16.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, neither Axalta nor any of its Subsidiaries nor, to the knowledge of Axalta, any Person Processing Personal Information on behalf of Axalta or any of its Subsidiaries in relation to such Processing of Personal Information has (i) experienced a Security Incident that required notification to another Person under applicable Privacy Laws (or for which Axalta, any of its Subsidiaries, or such Person actually made notification), or (ii) received written notice, inquiry, request, claim, complaint, correspondence or other communication from, or, to the knowledge of Axalta, been the subject of any investigation or enforcement action by, any Person alleging a violation of applicable Privacy Law.

Schedule 10 Representations and Warranties of Axalta

17	Real Property

17.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, have good and valid fee simple title (or the jurisdictional equivalent) in and to all real property owned or purported to be owned by Axalta or its Subsidiaries (the “Axalta Owned Real Property”), free and clear of all liens, (ii) none of Axalta or any of its Subsidiaries have leased or granted to any third party any right to use or occupy any material portions of the Axalta Owned Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of Axalta, threatened affecting any Axalta Owned Real Property or any portion thereof or interest therein, and (iv) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any Axalta Owned Real Property or any portion thereof or interest therein.

17.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, have good and valid leasehold or subleasehold interest or license rights (or the jurisdictional equivalent) in and to all real property leased, subleased, licensed or purported to be leased, subleased or licensed by Axalta or its Subsidiaries (the “Axalta Leased Real Property”, and together with the Axalta Owned Real Property, the “Axalta Real Property”), free and clear of all liens, (ii) none of Axalta or any of its Subsidiaries have subleased or granted to any third party any right to use or occupy any material portions of the Axalta Leased Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of Axalta, threatened affecting any Axalta Leased Real Property or any portion thereof or interest therein, (iv) neither Axalta or any of its Subsidiaries nor, to the knowledge of Axalta, any counterparty, is in breach of or default under the terms of any lease, sublease, license or occupancy agreement underlying the Axalta Leased Real Property, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in any breach or default thereunder.

17.3

The Axalta Real Property comprises all material real property used in the business of the Axalta Group as currently conducted. Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, the Axalta Real Property is in good operating condition in all material respects, reasonable wear and tear excepted, and Axalta and its Subsidiaries have sufficient rights of access to, and sufficient utilities servicing, each Axalta Real Property, for purposes of operating the business of the Axalta Group as currently conducted.

Schedule 10 Representations and Warranties of Axalta

18	Environmental

18.1

Each of Axalta and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by Axalta and its Subsidiaries of permits, licenses, approvals, and other governmental authorizations required for their operations under Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance or violations that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.2

There are no civil, criminal or administrative actions, suits, claims, investigations arising under or pursuant to any Environmental Laws that are pending against or, to the knowledge of Axalta, threatened against or affecting Axalta or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.3

There are no and have been no releases or threatened releases of Hazardous Materials by or on behalf of Axalta or any of its Subsidiaries that require any investigation, remediation, monitoring or cleanup or that would reasonably be expected to result in liability of Axalta or any of its Subsidiaries under any Environmental Law, except for any investigation, remediation, monitoring or cleanup or liability that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.4

Neither Axalta nor any of its Subsidiaries has any liability with respect to the presence or alleged presence of Hazardous Materials in any product or item manufactured or placed into commerce by Axalta or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.5

Neither Axalta nor any of its Subsidiaries has assumed or retained, by contract or, to the knowledge of Axalta, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

19	Insurance

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and its Subsidiaries are self-insured, or maintain commercially reasonable insurance coverage with reputable insurers, in such amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as AkzoNobel and its Subsidiaries (taking into account the cost and availability of such insurance). Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

Schedule 10 Representations and Warranties of Axalta

20	No other Axalta Representations and Warranties

Except for the representations and warranties made by Axalta in this Schedule 10 (as qualified by the applicable items Disclosed in the Axalta Disclosed Information and in accordance with clause 6), neither Axalta nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Axalta or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Axalta or its Subsidiaries or any other matter furnished or provided to AkzoNobel or made available to AkzoNobel in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or by the Merger. Axalta and its Subsidiaries disclaim any other representations or warranties, whether made by Axalta or any of its Subsidiaries or any of their respective Affiliates or Representatives.

21	No recourse to AkzoNobel

AkzoNobel acknowledges and agrees that clause 6 and the Axalta Disclosed Information are solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under Applicable Law.

Schedule 10 Representations and Warranties of Axalta

Schedule 11 MergeCo Governance

[Attached]

Schedule 11 MergeCo Governance

KEY GOVERNANCE TERMS

PART 1: BOARD AND EXCO COMPOSITION AS PER COMPLETION

Board: Initial size	• 11 Directors: • 2 Executive Directors • 9 Non-Executive Directors

Board: Initial composition

•

4 Axalta Directors:

•

1 Executive Director: Deputy-CEO for the first six months following Completion (subject to earlier transition as described in the section “Board replacements during initial 3 years”), at which point the Deputy-CEO will resign, and the CFO will become an Executive Director

•

3 Non-Executive Directors (incl. Chair)

•

4 AkzoNobel Directors:

•

1 Executive Director: CEO

•

3 Non-Executive Directors (incl. Vice-Chair)

•

3 Non-Executive Directors selected by AkzoNobel and Axalta jointly (each, a “Joint Director”)

Board: Initial terms	• Initial MergeCo Directors will each serve a three-year term (with the end of the term adjusted as necessary to coincide with the date of the first AGM held after the 3rd anniversary of Completion)

ExCo: Initial composition

•

ExCo consisting of both Executive Directors and a number of senior executives (incl. CFO)

•

CFO to be selected by Axalta

•

Other senior executives to be selected pre-Completion by the initial CEO in consultation with the other MergeCo Directors to achieve representation in (i) the ExCo functions on a 50/50 basis and (ii) the ExCo business leaders based on existing significance of the applicable business

PART 2: MERGECO GOVERNANCE

• Dual headquarters: Amsterdam and Philadelphia

HQ location	• Management team to determine location of functions/businesses

Tax residency	• The Netherlands (exclusively)

Domicile changes	• Domicile change requires the affirmative vote of at least 75% of the Non- Executive Directors

Classes of shares	• Single class of shares (i.e., ordinary shares only; no priority shares)

Anti-takeover protection	• No anti-takeover protection in form of foundation or continuation of priority share structure

• One-tier board

•

General Meeting appoints Executive Directors and Non-Executive Directors upon binding nomination by Non-Executive Directors; provided that until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe nomination arrangements described under “Board replacements during initial 3 years” when making binding nominations

• Binding nomination can be overruled by General Meeting with at least 2/3 majority of votes cast, representing at least 50% of outstanding share capital

Board composition

•

General Meeting can remove Directors with majority of votes cast if removal is proposed by Non-Executive Directors. Otherwise, 2/3 majority of votes cast, representing at least 50% of outstanding share capital

•

Non-Executive Directors designate ‘Chair’ and ‘Vice Chair’ from among Non-Executive Directors that qualify as independent under the NYSE listing rules and the Dutch Corporate Governance Code (“Independent”); provided that, until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe the arrangements described under “Chair / Vice-Chair replacements during initial 3 years”

• General Meeting can adopt remuneration policy with statutory required majority (i.e., 75% of votes cast for as long as EU listing is maintained)

Board remuneration	• Non-Executive Directors set individual Director remuneration, which must conform to remuneration policy

• Until the first AGM held after the 3rd anniversary of Completion:

Board replacements during initial 3 years

•

The MergeCo Board may only (i) propose to the general meeting of shareholders of MergeCo the suspension or dismissal of an Executive Director or (ii) suspend an Executive Director, in the case of each of (i) and (ii), with the affirmative vote of at least 75% of the Non-Executive Directors

•

The MergeCo Board may only propose to the general meeting of shareholders of MergeCo the suspension or dismissal of a Non-Executive Director with the affirmative vote of at least 75% of the Non- Executive Directors

•

If the Executive Director serving as CEO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining AkzoNobel Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate the CEO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CEO until the first AGM held after the 3rd anniversary of Completion

•

If the Executive Director serving as Deputy-CEO ceases to be a Director for any reason prior to the date that is six months after the Completion, the CFO will be nominated as the successor to such Executive Director and the CFO will, upon appointment by the General Meeting, serve as Executive Director until the first AGM held after the 3rd anniversary of Completion

•

If the Executive Director serving as CFO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CFO until the first AGM held after the 3rd anniversary of Completion

•

If any other Axalta or AkzoNobel Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) (for the avoidance of doubt, excluding any Joint Director) ceases to be a Director for any reason, the remaining Axalta Directors or AkzoNobel Directors, respectively, then serving as Non- Executive Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate an Independent, Non-Executive Director as such person’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

•

If any Joint Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, an Independent, Non-Executive Director to serve as such person’s successor will be nominated by the MergeCo Board with the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

•

References to the approval or affirmative vote of at least 75% of the Non-Executive Directors in this “Board replacements during initial 3 years” section mean the approval or affirmative vote of at least 7 Non-Executive Directors

• At the first AGM held after the 3rd anniversary of Completion:

•

all AkzoNobel Directors and Axalta Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided applying the procedures set out in the section “Board replacements during initial 3 years”) will be put up for re- election or election, as applicable, for a 2-year term (i.e., until the end of the third AGM following the 3rd anniversary of Completion)

Board replacements following initial 3 years

•

all Joint Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided applying the procedures set out in the section “Board replacements during initial 3 years”) will be put up for re-election or election, as applicable, to serve a 1-year term (i.e., until the end of the second AGM following the 3rd year anniversary of Completion)

•

At the second AGM held after the 3rd anniversary of Completion, all Joint Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided by the Board) will be put up for re-election or election, as applicable, to serve a 1-year term (i.e., until the end of the third AGM following the 3rd anniversary of Completion)

•

At and following the third AGM held after the 3rd anniversary of Completion, all MergeCo Directors put up for election or re-election, as applicable, will be put up to serve a 1-year term (for the avoidance of doubt, not restricting the Board from deciding otherwise).

• Until the first AGM held after the 3rd anniversary of Completion:

Chair / Vice-Chair replacements during initial 3 years

•

The title ‘Chair’ is granted from time to time by the then-serving Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least 75% of the Non-Executive Directors, to one of the Independent Non-Executive Directors

•

The title ‘Vice-Chair’ is granted from time to time by the then-serving AkzoNobel Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least 75% of the Non-Executive Directors, to one of the Independent Non-Executive Directors

•

Endeavour for unanimous vote, but if Board fails to reach unanimity, a majority of votes cast suffices; provided that, until the first AGM held after the 3rd anniversary of Completion, proposed amendments to the remuneration policy will require approval of 75% of Non-Executive Directors

•

General quorum requirement of a majority of Directors; provided that, until the first AGM held after the 3rd anniversary of Completion, quorum will require at least 3 Axalta Directors and 3 AkzoNobel Directors

Board decision making

•

Majority of all Board meetings (regularly scheduled and ad hoc) in NL, with at least half of regularly scheduled meetings in NL and without an equal number of other regularly scheduled meetings held in the same other country

•

Division of duties among Executive Directors and Non-Executive Directors to be set out in Board rules as mutually agreed by AkzoNobel and Axalta prior to the Completion, taking into account matters that are currently subject to approval of the AkzoNobel Supervisory Board

•

Until the first AGM held after the 3rd anniversary of Completion, the suspension, dismissal and replacement of the CEO or CFO as ExCo members requires approval of at least 75% of the Non-Executive Directors

ExCo

•

Until the first AGM held after the 3rd anniversary of Completion, if the CFO (or his/her successor appointed in accordance with this section “ExCo”) ceases to be the CFO for any reason, the Axalta Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors

•

Except as required pursuant to the two preceding items, following determination of the initial composition of the ExCo, ExCo members (other than Executive Directors) are suspended, dismissed, replaced and appointed by the CEO, subject to the prior approval of the Board

• General Meetings can be held in person, hybrid and (to the extent permitted by law) fully virtual

•

General Meeting resolves with majority of votes cast, unless (i) provided otherwise by Dutch law, (ii) to overrule binding nomination or (iii) to remove a Director without a proposal to that effect from the Non-Executive Directors (see above)

• No quorum requirement, except as required by applicable exchange listing rules

General Meeting	• The following resolutions can only be adopted by the General Meeting on the proposal of the Board:

• amendment to the Articles

• dissolution

• distribution of annual profits or from reserves

• share issuance

• limitation/exclusion of pre-emptive rights

• revoking authorization of Board to issue shares, limit/exclude pre-emptive rights or perform share buy-backs

• cancellations or other reductions of issued share capital

• legal merger/demerger

• amendment to the remuneration policy of the Board

• Shareholders holding 3% or more of issued share capital can request an item to be added to the agenda of a General Meeting

Schedule 12 Bermuda Statutory Merger Agreement

[Attached]

Schedule 12 Bermuda Statutory Merger Agreement

[Agreed Form]

THIS STATUTORY MERGER AGREEMENT is dated [●], 2025 (this “Agreement”)

BETWEEN:

(1)

Axalta Coating Systems Ltd., an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “Axalta”);

(2)

Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands [having its [registered/principal] office at [●]] (hereinafter called “AkzoNobel”); and

(3)

[●], an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “AkzoNobel Sub”).

WHEREAS:

(A)	AkzoNobel Sub is a wholly-owned subsidiary of AkzoNobel;

(B)

This Agreement is the Bermuda Statutory Merger Agreement as referred to in the merger agreement by and among AkzoNobel and Axalta, dated [●], 2025 (the “Merger Agreement”), which Merger Agreement AkzoNobel Sub acceded to on [●] 2025 through the execution of a joinder agreement; and

(C)

AkzoNobel, AkzoNobel Sub and Axalta have agreed that AkzoNobel Sub will, subject to the terms and conditions set forth herein and in the Merger Agreement, merge with and into Axalta, with Axalta continuing as the surviving company, in accordance with Section 104H and other applicable provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”).

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Merger Agreement.

2.	EFFECTIVENESS OF MERGER

2.1.

The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Merger Agreement and in accordance with the Companies Act, at the Effective Time, AkzoNobel Sub shall be merged with and into Axalta, with Axalta surviving such Merger and continuing as the Surviving Corporation.

2.2.

The Merger shall be conditional on the satisfaction or, to the extent permitted by Applicable Law and in accordance with clause 3.2 of the Merger Agreement, waiver of each of the Merger Conditions identified in clause 3.1 of the Merger Agreement.

2.3.

The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or at such other time and date as shall be set forth in the Certificate of Merger, being the Effective Time.

3.	NAME OF SURVIVING CORPORATION

The Surviving Corporation shall be named [•]1.

4.	MEMORANDUM OF ASSOCIATION

The memorandum of association of the Surviving Corporation shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the memorandum of association of AkzoNobel Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by Applicable Law, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be [•]2 and (ii) the authorised share capital of the Surviving Corporation as provided in such memorandum of association shall be the authorised share capital of Axalta immediately prior to the Effective Time.

5.	BYE-LAWS

The bye-laws of the Surviving Corporation (the “Surviving Corporation Bye-Laws”) shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the bye-laws of AkzoNobel Sub in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by Applicable Law, except that the name of the Surviving Corporation as provided in the Surviving Corporation Bye-Laws shall be [•]3.

6.	DIRECTORS AND OFFICERS

6.1.

The persons whose names and addresses are set out below, being the directors of AkzoNobel Sub immediately prior to the Effective Time, shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

Name: [•]

Address: [•]

Name: [•]

Address: [•]

6.2.

The officers of Axalta at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

[1]	Note to draft: To be confirmed.
[2]	Note to draft: To be confirmed.
[3]	Note to draft: To be confirmed.

7.	CONVERSION OF SECURITIES

7.1.	At the Effective Time, by virtue of the Merger and without any action on the part of Axalta, AkzoNobel, AkzoNobel Sub or any holder of any equity thereof:

a)

Conversion of Axalta Ordinary Shares. At the Effective Time each outstanding and issued Axalta Ordinary Share, with par value of USD 1.00, issued immediately prior to the Effective Time (other than Axalta Ordinary Shares to be cancelled pursuant to Schedule 5, clause 2.3.2 of the Merger Agreement) shall be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, with par value of EUR 0.50 each.

b)

Fractional Entitlements. No fraction of an AkzoNobel Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share (after aggregating all fractional AkzoNobel Ordinary Shares that otherwise would be received by such holder) shall receive compensation in accordance with Schedule 5, clause 2.3.5 of the Merger Agreement.

c)

Conversion of AkzoNobel Sub Shares. Each AkzoNobel Sub Share in issue immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Surviving Corporation. For the avoidance of doubt, the ordinary shares of the Surviving Corporation referred to in the immediately preceding sentence shall not be entitled to, and shall not be converted into the right to, receive the AkzoNobel Share Consideration.

d)

Cancellation of Axalta Shares. All Axalta Ordinary Shares that are owned by Axalta as treasury shares immediately prior to the Effective Time, and any Axalta Ordinary Shares owned by AkzoNobel, AkzoNobel Sub or any other direct or indirect wholly owned Subsidiary of AkzoNobel immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be due or delivered in exchange therefor.

e)

Shares of Dissenting Shareholders. At the Effective Time and subject to Applicable Law, (i) each Dissenting Share shall be converted into the right to receive the AkzoNobel Share Consideration from the Exchange Agent in accordance with Schedule 5, clause 4 of the Merger Agreement, and (ii) if the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act is greater than the AkzoNobel Share Consideration, then in addition to such AkzoNobel Share Consideration, any Dissenting Shareholders shall be entitled to receive, following the decision of the court, a cash payment equal to the difference between the Appraised Fair Value and the value of the AkzoNobel Share Consideration from the Surviving Corporation by payment within one (1) month after the Appraised Fair Value is finally determined pursuant to such appraisal procedure.

7.2.	Treatment of Axalta RSUs.

a)

At the Effective Time, except as set forth in clause 11.1.2 of the Merger Agreement, each Axalta RSU that is outstanding as of immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta RSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the corresponding Axalta RSU immediately prior to the Effective Time multiplied by the Exchange Ratio and, if applicable, holders of such Axalta RSUs shall receive the Fractional RSU Consideration. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta RSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant, or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta RSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying such Terminating Axalta RSU Award, the Terminating Axalta RSU Award Consideration.

7.3.	Treatment of Axalta PSUs.

a)

At the Effective Time, except as set forth in clause 11.1.4 of the Merger Agreement, each Axalta PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta PSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the Axalta PSU immediately prior to the Effective Time (based on the Axalta Deemed Performance Level) multiplied by the Exchange Ratio and, if applicable, holders of such Axalta PSUs shall receive the Fractional PSU Consideration. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta PSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of the grant or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta PSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta PSU Award, shall fully vest, in accordance with clause 11.1.4 of the Merger Agreement, and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying the Terminating Axalta PSU Award, the Terminating Axalta PSU Award Consideration.

7.4.	Treatment of Axalta Options.

a)

At the Effective Time, except as set forth in clause 11.1.6 of the Merger Agreement, each Axalta Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall be assumed by AkzoNobel and shall be converted into an Assumed Option with respect to a number of AkzoNobel Ordinary Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Axalta Ordinary Shares underlying the Axalta Option immediately prior to the Effective Time, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Axalta Ordinary Shares of such Axalta Option divided by (ii) the Exchange Ratio. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta Option pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant or as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Axalta Option that is outstanding immediately prior to the Effective Time and is held by a former Axalta Service Provider, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive a number of AkzoNobel Ordinary Shares (if any) equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Axalta Shares underlying the Axalta Option immediately prior to the Effective Time less (ii) a number of Axalta Shares having a fair market value (determined by reference to the closing price of an Axalta Share on the trading day immediately preceding the Effective Time) equal to the aggregate exercise price applicable to such Axalta Option. For the avoidance of doubt, each such Axalta Option for which the applicable per-share exercise price exceeds the closing price of an Axalta Share on the trading day immediately preceding the Effective Time shall be cancelled as of the Effective Time for no consideration.

8.	MISCELLANEOUS

8.1.

This Agreement shall terminate automatically upon termination of the Merger Agreement in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including those which have accrued under the Merger Agreement), if this Agreement is terminated pursuant to this Section 8.1, then this Agreement shall terminate and there shall be no other liability between the parties thereto.

8.2.

This Agreement and the documents referred to in this Agreement, including the Merger Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.

8.3.	Any variation of this Agreement shall be in writing and signed by or on behalf of all parties.

9.	EXECUTION IN COUNTERPARTS

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

10.	NOTICES

All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service (providing proof of delivery), or sent via email (with receipt confirmed) to the parties at the following addresses or email addresses:

If to AkzoNobel Sub or AkzoNobel, to:

[Name]

[Address]

Attention: [•]

Email: [•]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [•]

Email: [•]

If to Axalta, to:

[Name]

[Address]

Attention: [•]

Email: [•]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [•]

Email: [•]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. Bermuda time and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day.

11.	GOVERNING LAW AND FORUM

This Agreement shall be governed by and construed in accordance with the laws of Bermuda. As to forum, any dispute, controversy or claim arising out of or in connection with this Agreement (including any question regarding its existence, validity or termination), shall be resolved in accordance with clause 20.11 of the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first written above.

SIGNED for and on behalf of
Axalta Coating Systems Ltd.

By:

Name:

Title:

SIGNED for and on behalf of
Akzo Nobel N.V.

By:

Name:

Title:

SIGNED for and on behalf of
[AkzoNobel Sub]

By:

Name:

Title:

Schedule 13 AkzoNobel Sub Joinder Agreement

[AKZONOBEL SUB] JOINDER AGREEMENT

THIS JOINDER AGREEMENT (THIS “JOINDER”) IS DATED [•] AND MADE BETWEEN:

(1)	[•], (“AkzoNobel”);

(2)	[•], (“Axalta”); and

(3)	[•], (“AkzoNobel Sub”).

Capitalised terms used but not defined in this Joinder shall have the meanings given to them in that certain Merger Agreement dated [•] by and between AkzoNobel and Axalta (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”).

1	Accession; status as a party to the Merger Agreement

1.1

With effect from the date of this Joinder, AkzoNobel Sub accedes to and becomes a party to the Merger Agreement as contemplated by clause 2.1.1(c) thereof, and agrees to be bound by, comply with and perform the provisions of the Merger Agreement as if AkzoNobel Sub had been an original signatory thereto.

1.2

Without limiting the foregoing, the representations, warranties, covenants and agreements of, or with respect to, AkzoNobel Sub in the Merger Agreement shall be effective as of and after the execution and delivery of this Joinder.

2	Confirmation by AkzoNobel and Axalta

Each of AkzoNobel and Axalta:

(a)	consents to the accession of AkzoNobel Sub to the Merger Agreement pursuant to this Joinder; and

(b)

confirms that, upon execution and delivery of this Joinder, the Merger Agreement shall remain in full force and effect and shall be binding upon and enforceable against AkzoNobel Sub in accordance with its terms.

Schedule 13 AkzoNobel Sub Joinder Agreement

3	Representations and warranties of AkzoNobel Sub

AkzoNobel Sub represents and warrants to Axalta and AkzoNobel as of the date of this Joinder (except to the extent that the relevant representation or warranty by AkzoNobel Sub is given by reference explicitly to another specific date or period, in which case AkzoNobel Sub represents and warrants to Axalta and AkzoNobel as of such specific date or period) that:

(a)

Organisation and good standing. AkzoNobel Sub is duly incorporated, validly existing and in good standing under the laws of Bermuda and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted, if any.

(b)

Authority; execution; enforceability. AkzoNobel Sub has all requisite corporate power and authority and has taken all corporate action necessary to authorise the execution, delivery and performance of this Joinder and to accede to, be bound by and perform the Merger Agreement as contemplated hereby, and to consummate the Merger. This Joinder has been duly executed and delivered by AkzoNobel Sub and constitutes a valid and binding obligation of AkzoNobel Sub, enforceable against AkzoNobel Sub in accordance with its terms, subject to applicable laws relating to insolvency and creditors’ rights and to general principles of equity.

(c)

No conflicts. The execution and delivery of this Joinder by AkzoNobel Sub, the accession by AkzoNobel Sub to the Merger Agreement, the performance by AkzoNobel Sub of its obligations under the Merger Agreement and the consummation of the Merger do not (i) conflict with or result in a breach or violation of any provision of AkzoNobel Sub’s memorandum of association or bye-laws, (ii) violate any applicable law or (iii) require any consent or approval of, or filing or registration with, any governmental authority that has not been obtained or made, except such consents, approvals, filings or registrations the absence of which would not prevent, materially delay or materially impair the performance by AkzoNobel Sub of its obligations hereunder and under the Merger Agreement.

(d)

Ownership and purpose. Immediately prior to the execution of this Joinder and prior to the Effective Time, (a) AkzoNobel (or a wholly-owned Subsidiary of AkzoNobel) owns, beneficially and of record, all of the issued and outstanding shares of AkzoNobel Sub, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.

Schedule 13 AkzoNobel Sub Joinder Agreement

4	Undertakings

4.1

Performance. AkzoNobel Sub undertakes to perform all obligations expressly applicable to it under the Merger Agreement, including those set out in clause 2.1 and Schedule 4 (Merger), in accordance with the terms thereof.

4.2

Further assurances. AkzoNobel Sub shall execute and deliver such further instruments and do such further acts and things as may be reasonably required to give full effect to this Joinder and the Merger Agreement, including any filings, consents and approvals required under the Companies Act 1981 of Bermuda (as amended) in connection with the Merger.

5	Notices

For purposes of clause 20.9 (Notices) of the Merger Agreement, the notice details for AkzoNobel Sub are:

AkzoNobel Sub Ltd.

[Address]

Attention: [•]

Email: [•]

6	Counterparts; delivery

This Joinder may be executed in counterparts (including by electronic signature and electronic delivery), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

7	Governing law; forum

7.1

This Joinder and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of the Netherlands, provided that matters relating to the Companies Act and the corporate affairs of AkzoNobel Sub to the extent mandatorily governed by Bermuda law shall be subject to the laws of Bermuda as set out in clause 20.11.1(ii) of the Merger Agreement.

7.2

Any dispute, controversy or claim arising out of or in connection with this Joinder (including any question regarding its existence, validity or termination) shall be resolved in accordance with clause 20.11 (Governing law and forum) of the Merger Agreement.

Schedule 13 AkzoNobel Sub Joinder Agreement

8	No amendment

Except as expressly provided herein with respect to the accession of AkzoNobel Sub, nothing in this Joinder amends, supplements or otherwise modifies any provision of the Merger Agreement, which shall continue in full force and effect in accordance with its terms.

9	Conflicts

In the event of any conflict between the terms of this Joinder and the Merger Agreement solely with respect to the accession of AkzoNobel Sub, the terms of this Joinder shall prevail; in all other respects, the Merger Agreement shall prevail.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

Schedule 13 AkzoNobel Sub Joinder Agreement

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

[AkzoNobel] N.V.	[AkzoNobel] N.V.
By:	By:
Title:	Title:
[By:	[By:
Title: ]	Title: ]

[Axalta] Ltd
By:
Title:
[By:
Title: ]

[AkzoNobel Sub] Ltd	[AkzoNobel Sub] Ltd
By:	By:
Title:	Title:
[By:	[By:
Title: ]	Title: ]

Schedule 13 AkzoNobel Sub Joinder Agreement

Exhibit 99.1

AkzoNobel and Axalta to Combine in All-Stock Merger of Equals,

Creating a Premier Global Coatings Company

•	Creates a global coatings leader with $17 billion in revenue and an enterprise value of $25 billion

•	Significant value creation with approximately $600 million in cost synergies supporting strategic and capital allocation priorities

•	Combines highly complementary portfolios across end markets, driving stronger revenue growth, enhanced profitability and increased value for customers

•	Expands geographic reach, brings together world-class technology and innovation platforms and offers a full spectrum of solutions to deliver exceptional value to customers

•	Highly attractive financial profile featuring strong EBITDA margins and robust cash flow generation

•	One-tier Board to be led by current Axalta Chair Rakesh Sachdev as Chair; AkzoNobel CEO Greg Poux-Guillaume to serve as CEO of the combined company

•	Combined company to transition to a single NYSE listing; dual headquarters in Amsterdam and Philadelphia and domiciled in the Netherlands

•	Companies to host joint investor conference call November 18 at 8:30 a.m. EST / 2:30 p.m. CET

AMSTERDAM and PHILADELPHIA – November 18, 2025 – Akzo Nobel N.V. (AKZA; AKZOY) (“AkzoNobel”) and Axalta Coating Systems Ltd. (NYSE:AXTA) (“Axalta”) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals, creating a premier global coatings company with an enterprise value of approximately $25 billion.

The combination brings together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders. Anchored in both companies’ proud histories and broad expertise, the combined business will have a highly attractive financial profile, industry-leading innovation capabilities and a balanced global footprint spanning over 160 countries to bring global capabilities to local customers.

With attractive margins and robust cash flow generation, the combined company will be well positioned to drive substantial growth and shareholder value creation, building on 2024 revenues of approximately $17 billion and $1.5 billion in pro forma Adjusted Free Cash Flow.1,2,3 The combination is expected to drive identified and actionable run-rate synergies of approximately $600 million, 90% of which are expected to be achieved within the first three years following the close of the transaction.

Greg Poux-Guillaume, Chief Executive Officer and Chairman of the Board of Management of AkzoNobel, said, “We’re excited to enter a new chapter in our long and proud history as a leader in the paints and coatings industry. This merger will allow us to accelerate our growth ambitions by bringing together highly complementary technologies, expertise and passionate people to unlock our full combined potential. I am excited to lead our talented teams in bringing the best of both companies to our customers and shareholders, delivering outstanding value to both.”

[1]	Includes approximately $600 million of run-rate synergies.
[2]	Adjusted Free Cash Flow calculated as reported Free Cash Flow including post-tax synergies and excluding identified items.
[3]

Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company’s as reported metrics inclusive of synergies where applicable.

Ben Noteboom, Chairman of the Supervisory Board of AkzoNobel stated, “This combination represents a compelling opportunity. It’s a great value proposition for all our stakeholders both in the Netherlands, where we maintain our domicile and internationally, including our shareholders, customers and employees. It will create a world leader in coatings and is a significant step that will drive sustainable growth and allow us to better serve our customers. By uniting two world-class organizations, we’re creating a strong platform for the future, built on a solid foundation of shared values and heritage.”

Chris Villavarayan, CEO and President of Axalta, stated, “We are pleased to enter into this transaction with AkzoNobel and join our best-in-class platforms to enhance innovation, develop new capabilities and further strengthen customer relationships. As our industry continues to grow and evolve, this combination with AkzoNobel enables us to do the same, with a sharper competitive edge and new avenues and opportunities for growth. Together, AkzoNobel and Axalta are positioned to establish a profitable and sustainable path forward as a leader in the coatings industry. Like AkzoNobel, we value our people as our greatest asset, and we are excited to unite our rich, innovation-focused cultures.”

Rakesh Sachdev, Chair of the Axalta Board of Directors, stated, “The Axalta Board is confident that this combination with AkzoNobel will create significant value for our shareholders as we move ahead. Led by an experienced management team with a track record of operational efficiency and excellence, we expect the meaningful synergy opportunities and enhanced financial profile of the combined company will drive substantial value creation. We look forward to joining Axalta’s and AkzoNobel’s strengths to create new opportunities across our global stakeholder base.”

Compelling Strategic and Financial Benefits of the Transaction

•

Diversified and balanced portfolio of leading brands. The merger brings together AkzoNobel’s and Axalta’s complementary portfolios to create a full spectrum offering of coatings solutions, with first-rate franchises across Powder, Aerospace, Refinish, Mobility, Marine & Protective, Industrial Coatings and Decorative Paints. The combined portfolio will be differentiated by its breadth of solutions across approximately 100 well-known brands.

•

Increased geographic scale and enhanced commercial reach. The combined company will have an enhanced global footprint spanning 173 manufacturing sites and 91 R&D facilities worldwide, enabling it to bring global capabilities to local customers. Through increased local presence in key geographies, AkzoNobel and Axalta customers are expected to benefit from deep channel access to coatings and product support, further strengthening customer relationships.

•

Enhanced capabilities to deliver customer-centric innovation. The combination will enable AkzoNobel and Axalta to deliver increasingly advanced and differentiated products by combining existing technological capabilities across end markets. Joining Axalta’s Refinish, Light Vehicle and Commercial and Industrial Coatings businesses with AkzoNobel’s Powder Coatings, Refinish, Aerospace Coatings, Marine & Protective, Industrial Coatings and Decorative Paints businesses will create an innovative platform to deliver exceptional value to customers. In addition, sharing best practices across two leading research platforms in the coatings space, is expected to accelerate high-value innovation. The combined company will have approximately $400 million combined annual R&D spend, 91 global R&D centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications.

•

Substantial synergy opportunities driving value creation. The combination is expected to generate pre-tax run-rate synergies of approximately $600 million, with 90% of synergies expected to be achieved within the first three years following the close of the transaction. The targeted synergies are identified and actionable, arising primarily from procurement, SG&A efficiencies, footprint optimization and improved supply chain management.

•

Highly attractive financial profile with strong margins and substantial cash flow generation. Inclusive of run-rate synergies, the combined company is expected to have industry-leading profitability with strong Adjusted EBITDA margins approaching 20% and substantial cash flow generation. Revenues are expected to be approximately $17 billion, with Adjusted EBITDA of $3.3 billion and pro forma Adjusted Free Cash Flow of $1.5 billion. This will provide significant flexibility to support strategic and capital allocation priorities, including consistent capital returns through a regular dividend. Net leverage is targeted to be 2.0x to 2.5x, with a strong commitment to holding an investment grade credit rating.

Leadership, Corporate Governance and Headquarters

Upon closing, the combined company will have a one-tier Board, led by Rakesh Sachdev, current Chair of the Axalta Board of Directors. Ben Noteboom, current Chairman of the AkzoNobel Supervisory Board, will serve as Vice Chair. The Board will be composed of 11 directors – four from each company and three independent members. Of the 11 Board members, two will be executive directors and nine will be non-executive directors. Each company expects to hold its respective Extraordinary General Meeting of Shareholders tentatively in mid-2026.

Current AkzoNobel CEO, Greg Poux-Guillaume, will serve as CEO of the combined company, and current Axalta CEO, Chris Villavarayan, will serve as Deputy CEO. Current Axalta SVP and CFO, Carl Anderson, will serve as the CFO of the combined company. Current AkzoNobel CFO, Maarten de Vries, will retire from AkzoNobel prior to closing as previously announced.

The combined company will assume a new name and ticker symbol, which will be announced in due course, and will have dual headquarters in Amsterdam and Philadelphia. It will be organized under a Dutch holding company with tax residency in the Netherlands. Following a period of dual listing on Euronext Amsterdam and the New York Stock Exchange (“NYSE”), shares of the combined company’s common stock will be listed solely on NYSE.

Transaction Details

Under the terms of the agreement, which has been unanimously approved by the AkzoNobel Supervisory Board, the AkzoNobel Board of Management and the Axalta Board of Directors, Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned.

In connection with the transaction, AkzoNobel will pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion. AkzoNobel shareholders will own 55% and Axalta shareholders will own 45% of the combined company on a pro forma basis immediately after closing.

The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions.

Dividends and Share Buybacks Between Signing and Close

In light of the announced transaction, both AkzoNobel and Axalta have agreed to suspend any ongoing or announced share buyback programs, effective immediately.

AkzoNobel intends to continue paying regular ordinary dividends in line with its existing dividend policy through closing, subject to customary approvals and applicable legal requirements. No extraordinary or additional distributions are expected from either company prior to completion, other than AkzoNobel’s special dividend pursuant to the transaction terms.

Advisors

Morgan Stanley & Co International plc is serving as sole financial advisor, De Brauw Blackstone Westbroek N.V. and Davis Polk are serving as legal counsel, and FGS Global is serving as strategic communications advisor to AkzoNobel. In addition, Lazard B.V. and Wakkie+Perrick are acting as financial and legal advisors, respectively, to the Supervisory Board from AkzoNobel.

Evercore and J.P. Morgan Securities LLC are acting as co-lead financial advisors to Axalta. Incentrum Group is also providing financial advice. Additionally, Cravath, Swaine & Moore LLP and NautaDutilh N.V. are serving as legal counsel, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to Axalta.

Conference Call and Additional Materials

AkzoNobel and Axalta will host a joint investor conference call today at 8:30 a.m. EST / 2:30 p.m. CET to discuss the transaction.

The conference call will be available via live webcast on the investor relations section of each company’s website at https://www.akzonobel.com/en/investors/events and https://ir.axalta.com, or directly at the following web address: https://event.choruscall.com/mediaframe/webcast.html?webcastid=V5nvvQdI. Associated presentation materials will also be available for viewing on the respective websites prior to the call.

The conference call can also be accessed by dialing +1 (877) 407-4177 within the U.S. International numbers can access the conference call by dialing +1 (201) 689-8325 or by clicking here. An archive of the webcast will be available for one week.

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

About Axalta Coating Systems

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us @axalta on X.

Important Information

This is a joint press release by AkzoNobel and Axalta. This joint press release is issued pursuant to the provisions of Section 17, paragraph 1 of the European Market Abuse Regulation (596/2014) in connection with the intended recommended combination, via a merger of equals, of the businesses of AkzoNobel and Axalta.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “is confident,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

AkzoNobel Contacts

Investor Contact

Kenny Chae

+31 (0)88 - 969 0139

investor.relations@akzonobel.com

Media Contact

Diana Abrahams

+31 (0)88 - 969 7833

media.relations@akzonobel.com

Axalta Contacts

Investor Contact

Colleen Lubic

+1 (610) 999-9407

investor-relations@axalta.com

Media Contact

Patricia Morschel

+1 (302) 290-3906

media-relations@axalta.com

Exhibit 99.2

AkzoNobel AXALTA

A Global Coatings Leader

AkzoNobel
AXALTA
305

November 2025

S T R I C T L Y P R I V A T E A N D C O N F I D E N T I A L Exhibit 99.2 A Global Coatings Leader November 2025

COLOR PALETTE Text 50 56 62 Important Disclosures Title bar/Bullets 0 81 146 General restrictions ACCENTS This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. 0 109 81 190 This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or 1 146 255 an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except 205 255 by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). 0 133 2 10 139 Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by 0 130 AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course. 139 218 3 197 255 The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of 246 251 these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. 137 208 4 32 166 This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of 122 202 the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such 183 227 5 persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this 66 178 communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person. 168 233 Additional Information and Where to Find It 38 156 6 154 224 In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant 30 146 documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in 124 213 Hyperlink connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect 153 234 of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY 0 98 THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN Followed 80 205 CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED Hyperlink 117 255 MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage TABLE at https://www.akzonobel.com/en/investors. 50 Lines 56 The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. 62 Participants in the Solicitation 0 This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management Highlights 81 and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in 146 connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above. 2

COLOR PALETTE Text 50 56 62 Important Disclosures (Cont’d) Title bar/Bullets 0 81 146 Market data ACCENTS Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of 0 109 81 190 the accuracy or completeness of such data. 1 146 255 Cautionary Statement Concerning Forward-Looking Statements 205 255 This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, 0 133 2 among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be 10 139 identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or 0 130 other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, 139 218 3 estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or 197 255 anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to 246 251 termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies 137 208 4 and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing 32 166 offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; 122 202 legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the 183 227 5 market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and 66 178 elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, 168 233 earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, 38 156 6 154 224 such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will 30 146 harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact 124 213 Hyperlink AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties 153 234 discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s 0 98 Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy Followed 80 205 statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future Hyperlink 117 255 performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which TABLE speaks only as of the date hereof. 50 Lines 56 Non-GAAP and Non-IFRS Financial Measures 62 This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are 0 not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help Highlights 81 shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial 146 measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation. 3

AkzoNobel AXALTA

Today’s Presenters

Greg Poux-Guillaume

Chief Executive Officer

AkzoNobel

Chris Villavarayan

Chief Executive Officer

AXALTA

4

COLOR PALETTE Text 50 56 62 Today’s Presenters Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 205 255 0 133 2 10 139 0 130 139 218 3 197 255 246 251 137 208 4 32 166 122 202 183 227 5 66 178 168 233 38 156 6 154 224 30 146 124 213 Hyperlink 153 234 0 98 Followed 80 205 Hyperlink 117 255 Greg Poux-Guillaume Chris Villavarayan TABLE 50 Lines 56 62 Chief Executive Officer Chief Executive Officer 0 Highlights 81 146 4

COLOR PALETTE Text 50 56 62 Creating a Premier Global Coatings Company Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 Outstanding Value Creation through actionable well-defined cost and operational synergies of ~$600mm 205 255 0 133 2 10 139 0 130 139 218 3 197 255 Top-Tier Portfolio with leading positions across key end-markets and globally recognized brands 246 251 137 208 Compelling 4 32 166 122 202 ~$25bn 183 227 5 66 178 Combination Extensive Scale bringing global capabilities to local customers 168 233 38 156 6 154 224 Delivers 30 146 124 213 Hyperlink Significant 153 234 0 98 Cutting-Edge R&D and innovation platform delivering growth and superior customer value Followed Strategic and 80 205 Hyperlink 117 255 Financial TABLE 50 Lines 56 Benefits 62 Enhanced Financial Profile with strong EBITDA margins and robust cash flow generation 0 Highlights 81 146 Financial Flexibility to support investment grade credit rating, and strategic and capital allocation priorities Note: ~$25Bn based on the combined unadjusted enterprise values of both AkzoNobel and Axalta as of 14 November 2025 5

COLOR PALETTE Text 50 56 62 Transaction Overview Title bar/Bullets 0 81 146 ACCENTS 0 109 ▪ AkzoNobel and Axalta to combine in all-stock merger of equals 81 190 1 146 255 ▪ Axalta shareholders to receive 0.6539 shares of AkzoNobel common shares for each Axalta common share owned 205 255 0 133 2 ▪ Prior to the completion, AkzoNobel expects to pay a special cash dividend to AkzoNobel shareholders equal to €2.5bn minus regular 10 139 dividends in 2026 Transaction 0 130 139 218 3 ▪ Pro forma ownership: 55% AkzoNobel shareholders / 45% Axalta shareholders 197 255 Structure 246 251 137 208 4 32 166▪ Strong cash flow generation and synergies supporting strategic and capital allocation priorities 122 202 ▪ Ensuring strong shareholder returns including an attractive dividend payout 183 227 5 66 178 ▪ Commitment to investment grade credit rating 168 233 Financial 38 156 6 ▪ Target net leverage ratio of 2.0-2.5x 154 224 Priorities 30 146 124 213 Hyperlink 153 234 ▪ Unanimously approved by AkzoNobel’s Board of Management and Supervisory Board and by Axalta’s Board of Directors 0 98 Followed 80 205 ▪ Subject to AkzoNobel and Axalta shareholder approval, receipt of requisite regulatory approvals, satisfaction of customary closing Hyperlink 117 255 conditions TABLE Approvals & 50▪ Transaction expected to close in late 2026 to early 2027 subject to regulatory approvals Lines 56 Closing 62 0 Highlights 81 146 ▪ Sole listing on the New York Stock Exchange following a period of dual listing on New York Stock Exchange and Euronext Amsterdam ▪ The combined company will be Netherlands domiciled Headquarters ▪ Dual-headquartered in Amsterdam and Philadelphia and Listing Note: Special Cash Dividend equals €2.5bn minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion 6

Two Iconic Industry Leaders Coming Together

Coated by
AkzoNobel

AkzoNobel

Established *1792*

$11.6bn	$1.6bn	33,200	130	70
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Interpon · Sikkens · AkzoNobel · International · Dulux

- Strong reputation in Powder, Industrial, Aerospace, and Decorative serving a broad range of end-markets
- Sustainability-driven innovation focused on delivering exceptional value to customers

+

AXALTA

Established *1866*

$5.3bn	$1.1bn	13,000+	43	21
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Spies Hecker · Standox · Cromax · Imron · AquaEC

7

COLOR PALETTE Text 50 56 62 Two Iconic Industry Leaders Coming Together Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 205 255 0 133 2 10 139 0 130 139 218 3 197 255 246 251 137 208 4 32 166 122 202 Established Established 183 227 5 66 178 1792 1866 168 233 38 156 6 154 224 $11.6bn $1.6bn 33,200 130 70 $5.3bn $1.1bn 13,000+ 43 21 30 146 124 213 Hyperlink Revenue Adj. EBITDA Employees Manufacturing R&D Facilities Revenue Adj. EBITDA Employees Manufacturing R&D Facilities 153 234 Sites Sites 0 98 Followed 80 205 Hyperlink 117 255 TABLE 50 + Lines 56 62 0 • Strong reputation in Powder, Industrial, Aerospace, and Decorative • Delivering excellence in Refinish and Automotive OEM coatings Highlights 81 serving a broad range of end-markets partnering with 90,000+ body shops and 14 of Top 15 Global OEMs 146 • Sustainability-driven innovation focused on delivering exceptional • Industry-leading innovations that solve customers’ business problems value to customers with 23 prestigious R&D Awards over the past five years Note: Financial figures represent 2024A metrics. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable. AkzoNobel financials converted to USD from EUR at FX rate of 1.08 EUR/USD equivalent to the average exchange rate between 01-Jan-2024 and 31-Dec-24. Non-financial figures as of latest available 7

A Global Leader in Coatings

FY24A Revenue ($bn)
Decorative Paints & Other Coatings
Performance Coatings
$23.1
$16.9
$15.8
$11.6
$10.8
$7.3
$5.3
$4.6
$3.9
$3.5
$3.0
#2
#3
#6

8

COLOR PALETTE Text 50 56 62 A Global Leader in Coatings Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 205 255 Decorative Paints & Other Coatings FY24A Revenue ($bn) 0 133 2 10 139 Performance Coatings 0 130 139 218 $23.1 3 197 255 246 251 137 208 4 32 166 122 202 183 227 5 $16.9 66 178 $15.8 168 233 38 156 6 154 224 30 146 $11.6 124 213 Hyperlink $10.8 153 234 0 98 Followed 80 205 Hyperlink $7.3 117 255 TABLE $5.3 $4.6 50 $3.9 Lines 56 $3.5 $3.0 62 0 Highlights 81 146 Coatings DAP #2 #3 #6 Source: Company Information Note: Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 8

AkzoNobel AXALTA

Diversified and Leading Brands

Split of Combined Revenue by End Market

Refinish
18%

- A leading Refinish player globally
- Industry leadership across the North American and European markets
- Complementary product portfolio

Mobility
13%

- Strategic customer positioning in fastest growing automotive segments
- A leading player in electric vehicles

Aerospace
2%

- Strong leadership across regions and segments (OEM / M&R)
- A leader in sustainable innovation

Powder
12%

- Superior technology
- Consistent strong performance
- Further potential for operational growth

$16.9bn

Total Combined Revenues
(2024A)

Marine & Protective
10%

- Significant scale across segments with sustainable products
- A leader in Yacht Coatings

Industrial
18%

- A leading position in Coil and Packaging Coatings
- Well-balanced end market exposure across industrial coatings

Decorative
27%

- World-class brand portfolio, reputation for quality & reliability
- Regionally leading positions in EMEA and Latin America

9

COLOR PALETTE Text 50 56 62 Diversified and Leading Brands Title bar/Bullets 0 81 146 ACCENTS 0 109 Split of Combined Revenue by End Market 81 190 1 146 255 205 255 Refinish Marine & Protective 0 133 2 10 139 • A leading Refinish player globally • Significant scale across segments 0 130 18% • Industry leadership across the with sustainable products 139 218 3 North American and European markets 197 255 10% • A leader in Yacht Coatings • Complementary product portfolio 246 251 137 208 4 32 166 122 202 Mobility 183 227 5 66 178 • Strategic customer positioning 13% 168 233 in fastest growing automotive segments Industrial 38 156 6 154 224 • A leading player in electric vehicles • A leading position in Coil and 30 146 Packaging Coatings 124 213 Hyperlink 18% 153 234 • Well-balanced end market exposure Aerospace 0 98 across industrial coatings Followed 80 205 Hyperlink • Strong leadership across 117 255 2% regions and segments (OEM / M&R) TABLE 50 • A leader in sustainable innovation Lines 56 Decorative 62 • World-class brand portfolio, 0 Highlights 81 reputation for quality & reliability Powder 146 27% $16.9bn • Regionally leading positions • Superior technology 12% in EMEA and Latin America • Consistent strong performance Total Combined Revenues • Further potential for operational growth (2024A) Note: Industrial Coatings segment includes Wood Finishes, Coil and Extrusion Coatings, Packaging Coatings, Wood Adhesives, Specialty Plastics for AkzoNobel. Industrial Coatings segment includes Building Products, Energy Solutions, Coil Coatings, Liquid Coatings, E-Coat for Axalta. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 9

Bringing Global Capabilities to Local Customers

NORTH AMERICA
30 Manufacturing Sites
16 R&D / Tech Facilities
EMEA
70 Manufacturing Sites
31 R&D / Tech Facilities
APAC
46 Manufacturing Sites
34 R&D / Tech Facilities
LATIN AMERICA
27 Manufacturing Sites
10 R&D / Tech Facilities

173 Manufacturing Sites | *91 R&D Facilities*

● / ● AkzoNobel / Axalta Manufacturing Sites ▲ / ▲ AkzoNobel / Axalta R&D Facilities

- Broad global reach for local customers
- Global manufacturing and technology service network
- Diversified across geographies, primed for growth

Balanced Combined Geographical Revenue Split
(2024A Revenue)

Latin America
10%
North America
23%
APAC
24%
EMEA
43%

10

COLOR PALETTE Text 50 56 62 Bringing Global Capabilities to Local Customers Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 Broad global reach for local customers 205 255 EMEA 0 133 2 NORTH AMERICA 10 139 70 Manufacturing Sites 30 Manufacturing Sites 0 130 139 218 31 R&D / Tech Facilities 3 Global manufacturing and technology 16 R&D / Tech Facilities 197 255 service network APAC 246 251 137 208 4 46 Manufacturing Sites 32 166 34 R&D / Tech Facilities 122 202 183 227 Diversified across geographies, primed for 5 66 178 growth 168 233 38 156 6 154 224 30 146 124 213 Balanced Combined Hyperlink 153 234 Geographical Revenue Split 0 98 (2024A Revenue) Followed 80 205 Hyperlink 117 255 TABLE 50 Latin America LATIN AMERICA Lines 56 North America 10% 62 27 Manufacturing Sites 23% 0 10 R&D / Tech Facilities Highlights 81 146 APAC 24% Manufacturing Sites R&D Facilities 173 91 EMEA 43% ˜ / ˜p / p AkzoNobel / Axalta R&D Facilities AkzoNobel / Axalta Manufacturing Sites Note: # of manufacturing sites for Axalta includes Joint Venture Manufacturing Facilities. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 10

Accelerating Growth With Leading & Sustainable Technologies

Accelerated Innovation Platform…

~$400mm	**Combined Annual R&D Spend** (*~2.5% of Sales*)
~4,200	**Research Fellows, Scientists and Engineers**
~3,200	**Granted and Pending Patent Applications**
91	**Global R&D Centers for Local Customer Needs**

…Underpinning Industry-leading Technologies

Selected Innovation Case Studies for AkzoNobel and Axalta

Low-cure Powder Coatings

Lower Curing Temperature Powder Coatings
- ✓ First architectural range curing at 150°C
- ✓ Cuts energy use by up to 20%
- ✓ Enables coating on non-metal substrates

Irus Mix

Fully Automated Mixing Machine
- ✓ Fully automated mixing system
- ✓ Increases color mixing accuracy and color match
- ✓ Drives labor optimization, reduces waste and saves materials

Chromate Free Coatings

First Chromate Free Aerospace Coatings
- ✓ Patented lithium and magnesium-based tech
- ✓ Excellent corrosion protection without hexavalent chromium
- ✓ Compatible with direct-to-metal and all pre-treatments

NextJet

11

COLOR PALETTE Text 50 56 62 Accelerating Growth With Leading & Sustainable Technologies Title bar/Bullets 0 81 146 ACCENTS 0 109 Accelerated Innovation Platform… …Underpinning Industry-leading Technologies 81 190 1 146 255 Selected Innovation Case Studies for AkzoNobel and Axalta 205 255 ~2.5% of 0 133 2 Sales 10 139 Lower Curing Temperature Powder Coatings 0 130 Combined Annual R&D Spend ~$400mm 139 218✓ First architectural range curing at 150°C 3 197 255 ✓ Cuts energy use by up to 20% 246 251 Low-cure Powder 137 208 4 ✓ Enables coating on non-metal substrates 32 166 Coatings 122 202 183 227 5 Fully Automated Mixing Machine 66 178 168 233 Research Fellows, Scientists and Engineers ✓ Fully automated mixing system ~4,200 38 156 6 154 224 ✓ Increases color mixing accuracy and color match 30 146 Irus Mix✓ Drives labor optimization, reduces waste and saves materials 124 213 Hyperlink 153 234 0 98 Followed 80 205 First Chromate Free Aerospace Coatings Hyperlink 117 255 ✓ Patented lithium and magnesium-based tech Granted and Pending Patent Applications ~3,200 TABLE ✓ Excellent corrosion protection without hexavalent chromium 50 Chromate Free Lines 56 ✓ Compatible with direct-to-metal and all pre-treatments 62 Coatings 0 Highlights 81 Next Generation of Paint Application Technology 146 ✓ Digital Paint Technology for precise application of tutone Global R&D Centers for Local Customer Needs 91 ✓ Enables graphic finishes without the need for masking NextJet ✓ Increase throughput and up to 70% reduction in total application cost Note: Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 11

Compelling Synergy Potential for Shareholders

~$600mm of Identified and Actionable Synergies…

Supply Chain ~10%
Procurement ~28%
Footprint Optimization ~17%
~$600mm
SG&A ~45%

- Enhanced raw material purchasing opportunities
- Streamlined operational functions
- Rationalized asset footprint

…With a Fast Path to Realization

$mm
~$600
Year 1
Year 2
Year 3
Run-rate

- Total costs to achieve of ~$600mm, primarily coming in the first two years
- Strong operational track record

12

COLOR PALETTE Text 50 56 62 Compelling Synergy Potential for Shareholders Title bar/Bullets 0 81 146 ACCENTS 0 109 ~$600mm of Identified and Actionable Synergies… …With a Fast Path to Realization 81 190 1 146 255 $mm 205 255 Supply 0 133 2 10 139 Chain ~$600 0 130 ~10% 139 218 3 197 255 Procurement 246 251 ~28% Footprint 137 208 4 32 166 Optimization 122 202 183 227 ~17% 5 66 178 168 233 38 156 6 ~$600mm 154 224 30 146 124 213 Hyperlink 153 234 Year 1 Year 2 Year 3 Run-rate 0 98 Followed 80 205 Hyperlink 117 255 Clear pathway to near-term realization with 90% of TABLE SG&A synergies expected to be achieved by Year 3 50 ~45% Lines 56 62 0 Highlights 81 • Enhanced raw material purchasing opportunities • Total costs to achieve of ~$600mm, primarily coming in the 146 • Streamlined operational functions first two years • Rationalized asset footprint • Strong operational track record 12

Significant Cash Generation Supports Strong Financial Profile

Adj. EBITDA (Incl. Synergies)

$bn
Adj. EBITDA Margin
15.6%
15.3%
18.1%
~19.5%
19.4%
$1.1
$1.7
$2.9
$3.3
$4.5
RPM
NIPPON PAINT HOLDINGS GROUP
PPG
AkzoNobel
AXALTA
SHERWIN WILLIAMS.

Adj. Free Cash Flow (Incl. Synergies)

$bn
$0.6
$0.5
~$0.4
Tax adjusted
$1.5
AkzoNobel
AXALTA
Run-Rate Synergies
Pro-Forma

13

COLOR PALETTE Text 50 56 62 Significant Cash Generation Supports Strong Financial Profile Title bar/Bullets 0 81 146 ACCENTS 0 109 Adj. EBITDA (Incl. Synergies) Adj. Free Cash Flow (Incl. Synergies) 81 190 1 146 255 $bn $bn 205 255 0 133 2 10 139 Adj. EBITDA 15.6% 15.3% 18.1% ~19.5% 19.4% 0 130 Margin 139 218 3 197 255 ~$0.4 $1.5 246 251 137 208 4 $4.5 32 166 122 202 183 227 5 66 178 $0.5 168 233 $3.3 38 156 6 Tax adjusted 154 224 $2.9 30 146 124 213 Hyperlink 153 234 0 98 Followed $0.6 80 205 Hyperlink 117 255 $1.7 TABLE $1.1 50 Lines 56 62 0 Highlights 81 146 Run-Rate Synergies Pro-Forma Source: Company Information Note: Adj. EBITDA 2024A, inclusive of expected run-rate synergies ($600mm). Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Synergies adjusted for taxes paid. Combined financial figures do not include adjustments necessary to align to a consistent 13 accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

Financial Priorities for Superior Value Creation

Commitment to Investment Grade Credit Rating

Target Net Leverage Ratio of 2.0-2.5x

Ensuring Strong Shareholder Returns Including an Attractive Dividend Payout

Strong Cash Generation Supporting Strategic and Capital Allocation Priorities

14

COLOR PALETTE Text 50 56 62 Financial Priorities for Superior Value Creation Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 205 255 0 133 2 Commitment to Investment Grade Credit Rating 10 139 0 130 139 218 3 197 255 246 251 137 208 4 32 166 122 202 Target Net Leverage Ratio of 2.0-2.5x 183 227 5 66 178 168 233 38 156 6 154 224 30 146 124 213 Hyperlink 153 234 0 98 Followed Ensuring Strong Shareholder Returns Including an Attractive Dividend Payout 80 205 Hyperlink 117 255 TABLE 50 Lines 56 62 0 Highlights 81 146 Strong Cash Generation Supporting Strategic and Capital Allocation Priorities 14

COLOR PALETTE Text 50 56 62 Enhanced Combined Financial Profile for Value Creation Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 205 255 0 133 2 10 139 Combined Company 0 130 139 218 3 197 255 Revenue $11.6bn $5.3bn $16.9bn 246 251 137 208 4 32 166 122 202 183 227 5 Adj. EBITDA $1.6bn $1.1bn $3.3bn 66 178 168 233 38 156 6 154 224 % margin 13.8% 21.2% ~19.5% 30 146 124 213 Hyperlink 153 234 0 98 Followed 80 205 Adj. Free Cash Flow $0.6bn $0.5bn $1.5bn Hyperlink 117 255 TABLE 50 Net Leverage Ratio 2.6x 2.5x 2.0 - 2.5x Target Lines 56 62 0 Highlights 81 146 Credit Rating Baa2 / BBB Ba3 / BB Commitment to IG rating Note: Figures represent 2024A metrics. Adj. EBITDA 2024A, inclusive of expected run-rate synergies ($600mm); Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Combined Free Cash Flow including synergies (post taxes). Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 15

AkzoNobel AXALTA

Disciplined Governance Driving Execution and Value Creation

Chair of the Board

Rakesh Sachdev

Current Board Chair of Axalta

Vice Chair of the Board

Ben Noteboom

Current Chairman of the Supervisory Board of AkzoNobel

CEO

Greg Poux-Guillaume

Deputy CEO

Chris Villavarayan

Current CEO and President of Axalta

Single-Tier Board Structure

4 / 4

3

New Independent Directors

16

COLOR PALETTE Text 50 56 62 Disciplined Governance Driving Execution and Value Creation Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 Chair of the Board Vice Chair of the Board Single-Tier Board Structure 205 255 0 133 2 10 139 0 130 139 218 3 197 255 246 251 Rakesh Sachdev Ben Noteboom 137 208 4 32 166 Current Board Chair of Current Chairman of the 4 / 4 122 202 183 227 Axalta Supervisory Board of 5 66 178 Directors to be nominated by AkzoNobel / Axalta, AkzoNobel 168 233 38 156 respectively, includes CEO and Deputy CEO 6 154 224 30 146 124 213 Hyperlink 153 234 CEO Deputy CEO 0 98 Followed 80 205 Hyperlink 117 255 TABLE Greg Poux-Guillaume Chris Villavarayan 50 Lines 56 Current CEO and Chairman 62 Current CEO and 3 of the Board of Management 0 President of Axalta Highlights 81 of AkzoNobel 146 New Independent Directors 16

AkzoNobel AXALTA

Creating Value for All Stakeholders

Accelerating Shareholder Value Creation

Compelling Proposition for Employees

- Global network of high-performing, culture-driven professionals, with enhanced opportunities for collaboration
- Best-in-class leadership, united by a shared culture and vision

Enhanced Solutions for Diverse Customers

- Comprehensive portfolio of leading technologies
- Leverage global capabilities to deliver exceptional value locally

Strengthening Supplier Relationships

- Global reach and optimized supplier network
- Combination of two highly effective procurement organisations

17

COLOR PALETTE Text 50 56 62 Creating Value for All Stakeholders Title bar/Bullets 0 81 146 ACCENTS 0 109 81 190 1 146 255 Accelerating Shareholder Value Creation Compelling Proposition for Employees 205 255 0 133 2 10 139 0 130 • Significant actionable cost synergies of ~$600mm • Global network of high-performing, culture-driven 139 218 3 197 255 professionals, with enhanced opportunities for • Attractive financial profile and top-tier margins 246 251 collaboration 137 208 4 • Enhanced financial flexibility supports strategic and 32 166 • Best-in-class leadership, united by a shared 122 202 capital allocation priorities 183 227 5 culture and vision 66 178 168 233 38 156 6 154 224 30 146 124 213 Hyperlink 153 234 Enhanced Solutions for Diverse Customers Strengthening Supplier Relationships 0 98 Followed 80 205 Hyperlink 117 255 TABLE • Comprehensive portfolio of leading technologies • Global reach and optimized supplier network 50 Lines 56 62 • Leverage global capabilities to deliver exceptional • Combination of two highly effective procurement 0 value locally organisations Highlights 81 146 Extraordinary Combined R&D Engine Committed to Sustainability and Innovation 17

S T R I C T L Y P R I V A T E A N D C O N F I D E N T I A L Q & A

AkzoNobel Investor Contact
Kenny Chae
Kenny.Chae@AkzoNobel.com

Axalta Investor Contact
Colleen Lubic
Colleen.Lubic@Axalta.com

S T R I C T L Y P R I V A T E A N D C O N F I D E N T I A L AkzoNobel Investor Contact Axalta Investor Contact Kenny Chae Colleen Lubic Kenny.Chae@AkzoNobel.com Colleen.Lubic@Axalta.com